

# ENTRÉE GOLD INC.

Annual Information Form

FOR THE YEAR ENDED
DECEMBER 31, 2015

DATED March 30, 2016

# TABLE OF CONTENTS

**APPENDIX**

# ENTRÉE GOLD INC.
# ANNUAL INFORMATION FORM

## DATE OF INFORMATION

Unless otherwise specified in this Annual Information Form (the "AIF"), the information herein is presented as at December 31, 2015, the last date of the Company's most recently completed financial year.

## FORWARD LOOKING STATEMENT

This AIF contains "forward-looking statements" and "forward looking information" (together the "forward looking statements") within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this AIF and Entrée does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; the realization of mineral reserve and resource estimates; anticipated future production, capital and operating costs, cash flows and mine life; completion of a Pre-Feasibility study on the Ann Mason Project; the potential impact of future exploration results on Ann Mason mine design and economics; the potential development of Ann Mason; potential types of mining operations; construction and continued development of the Oyu Tolgoi underground mine; alternative production scenarios and associated expansion options; the anticipated value of Entrée's interest in Lift 1 of the Hugo North Extension deposit; the expected timing of initial production from Lift 1 of the Oyu Tolgoi underground mine; discussions with the Government of Mongolia, Rio Tinto, OTLLC and Turquoise Hill on a range of issues including Entrée's interest in the Entrée/Oyu Tolgoi JV Property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée's interest in the Entrée/Oyu Tolgoi JV Property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée's interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia's Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; corporate strategies; requirements for additional capital; uses of funds; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budgeted", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate" or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will be taken", "occur" or "be achieved". While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, legal proceedings and negotiations and the environment in which Entrée will operate in the future, including the status of Entrée's relationship and interaction with the Government of Mongolia, OTLLC, Rio Tinto and Turquoise Hill. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the approval of the 2015 Oyu Tolgoi Feasibility Study by OTLLC and its shareholders; the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term power source for the Oyu Tolgoi underground mine; the timing to satisfy all conditions precedent to the first drawdown of project financing; the impact of the delay in the funding and development of the Oyu Tolgoi underground mine; delays, and the costs which would result from delays, in the development of the underground mine; and production estimates and the anticipated yearly production of copper, gold and silver at the Oyu Tolgoi underground mine.

Other uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others, whether the size, grade and continuity of deposits and resource and reserve estimates have been interpreted correctly from exploration results; whether the results of preliminary test work are indicative of what the results of future test work will be; fluctuations in commodity prices and demand; changing foreign exchange rates; actions by Rio Tinto, Turquoise Hill and/or OTLLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as power, water, skilled labour, transportation and appropriate smelting and refining arrangements; and misjudgements in the course of preparing forward-looking statements.

In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to international operations, including legal and political risk in Mongolia; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; discrepancies between actual and anticipated production, mineral reserves and resources and metallurgical recoveries; global financial conditions; changes in project parameters as plans continue to be refined; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; future prices of copper, gold, silver and molybdenum; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals, permits or licences or financing or in the completion of development or construction activities; environmental risks; title disputes; limitations on insurance coverage; as well as those factors discussed in the section entitled "Risk" in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

## CURRENCY AND EXCHANGE

Entrée's financial statements are stated in United States dollars and are prepared in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP").

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified. Because Entrée's principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2015, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

**DEFINED TERMS AND ABBREVIATIONS**

As used in this AIF, the term the "Company" refers only to Entrée Gold Inc. The terms "we", "us", "our" and "Entrée" mean Entrée Gold Inc. and/or one or more of its wholly-owned subsidiaries.

**CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES**

Canadian disclosure standards for the terms "mineral reserve," "Proven mineral reserve" and "Probable mineral reserve" are Canadian mining terms as defined in accordance with National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101"), which adopts the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") in the *CIM Definition Standards on Mineral Resources and Mineral Reserves*, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "mineral resource", "Measured mineral resource", "Indicated mineral resource" and "Inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" may only be separately disclosed, have a great amount of uncertainty as to their existence, and have great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility studies, except in rare cases.

Accordingly, descriptions in this AIF of our mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

**CORPORATE STRUCTURE**

**Name, Address and Incorporation**

Entrée is an exploration stage company that also has an interest in two advanced projects. Entrée is engaged in the exploration of mineral resource properties located in the United States, Mongolia, Peru and Australia. The Company's executive office is located at:

Suite 1201 - 1166 Alberni Street
Vancouver, British Columbia, Canada V6E 3Z3
Phone: 604.687.4777
Fax: 604.687.4770
Website: www.entreegold.com.

Information contained on the Company's website does not form part of this AIF. The Company's registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an office in Yerington, Nevada to support United States operations at the following address:

5B Hwy 95A East
Yerington, NV 89447
Phone: 775.463.4467
Fax: 775.463.4468

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409
Gurvan Gal office center 8/1, Chinggis Avenue
Sukhbaatar District 1st County
Ulaanbaatar, Mongolia
Phone: 976.11.318562
Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name "Timpete Mining Corporation". On February 5, 2001, the Company changed its name to "Entrée Resources Inc.". On October 9, 2002 the Company changed its name from "Entrée Resources Inc." to "Entrée Gold Inc." and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the *Business Corporation Act* (British Columbia) (the "BCBCA").

At inception the Company's Memorandum and Articles authorized it to issue up to 20 million common shares without par value. On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million common shares without par value. On February 5, 2001, the Company subdivided its common shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million common shares without par value and simultaneously reduced its authorized capital to 100 million common shares without par value. On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million common shares without par value and simultaneously increased the authorized capital from 50 million common shares without par value to 100 million common shares without par value. On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million common shares without par value to an unlimited number of common shares, all without par value (the "Common Shares"). This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

At the Company's Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company's Articles by the addition of advance notice provisions as Part 14B (the "Advance Notice Provisions"). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company's board of directors (the "Board") may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

The Company's Common Shares traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006, the Company's Common Shares began trading on the Toronto Stock Exchange ("TSX") under the symbol "ETG".  The Company's Common Shares also trade on NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA".

**Intercorporate Relationships**

We conduct our business and own our property interests through the 11 subsidiaries set out in our organizational chart below. All of our subsidiaries are 100% owned.


Entrée International Holdings Inc. (Barbados)
Entrée Peru Holdings Inc. (Barbados)
Exploraciones Apolo Resources S.A.C. (Peru) (99.99%)*
Red Gold Australia Pty Ltd (Australia)
Entrée Gold (US) Inc. (Arizona)**
Entrée U.S. Holdings Inc. (British Columbia)
M.I.M. (U.S.A.) Inc. (Delaware)**
Entrée Gold Inc. (British Columbia)
Beijing Entrée Mineral Technology Company Ltd. (China)
Entree Resources International Ltd. (British Columbia)
Entrée LLC (Mongolia)***
Entrée Resources LLC (Mongolia)

*The remaining 0.01% is held by Entrée Resources International Ltd.

**M.I.M. (U.S.A.) Inc. and Entrée Gold (US) Inc. hold the Ann Mason Project claims in Nevada, United States.  For details regarding Entrée's interest in the Ann Mason Project, see "Material Mineral Properties – United States – Ann Mason Project" below.

***Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia.  A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC.  Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC).  See "Description of the Business" below.

## GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company engaged in exploring and developing mineral resource properties. We have interests in exploration and advanced properties in the United States, Mongolia, Australia and Peru.  Our two principal assets are our Ann Mason copper-molybdenum project in Nevada (the "Ann Mason Project") and our carried 20% joint venture interest in two of the Oyu Tolgoi deposits in Mongolia (the "Entrée/Oyu Tolgoi JV Property").

The Ann Mason Project in Nevada includes the Ann Mason copper-molybdenum deposit, which hosts Measured, Indicated and Inferred mineral resources, and the Blue Hill copper deposit, which hosts Inferred mineral resources. The Company reported the results of the updated Ann Mason deposit Preliminary Economic Assessment ("2015 PEA") on September 9, 2015.

The Entrée/Oyu Tolgoi JV Property in Mongolia includes the Hugo North Extension copper-gold deposit and the Heruga copper-gold-molybdenum deposit.  The resources at Hugo North Extension include a Probable reserve, which is included in the first lift ("Lift 1") of the Oyu Tolgoi underground block cave mining operation. Although underground development pre-start activities are underway, first development production from Lift 1 is not expected until after 2021. A second lift ("Lift 2") for the Oyu Tolgoi underground block cave operation, including additional resources from Hugo North Extension, has been proposed but has not yet been modeled within the existing mine plan.

If, from time to time, Entrée becomes aware of properties that are complementary to its existing projects, particularly large tonnage base and precious metal targets (or smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems), it may negotiate and enter into agreements to acquire them. The commodities that Entrée is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments.  Smaller, higher grade systems will be considered by Entrée if they demonstrate potential for near-term production and cash-flow.

### Three Year History

Over the last three completed financial years, Entrée continued to acquire key claims within and contiguous to the boundaries of its Ann Mason Project in the Yerington copper camp, Nevada.  In August 2014, Entrée commenced Pre-Feasibility drilling at its Ann Mason Project. The infill drill  program was completed at the end of January 2015, and comprised 40 holes and a total of approximately 19,265 metres of combined reverse circulation ("RC") pre-collars and core.  The results of the work are incorporated in the 2015 PEA and a new resource estimate. Approximately 95% of the mineralization constrained within the ultimate PEA pit ("Phase 5") is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. In 2015, Entrée also initiated a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study.

In August 2013, development of the Oyu Tolgoi underground was delayed to allow matters between the Government of Mongolia and Oyu Tolgoi LLC ("OTLLC"), Turquoise Hill Resources Ltd. (together with its wholly-owned subsidiaries, "Turquoise Hill") and Rio Tinto plc (together with its wholly owned subsidiaries, "Rio Tinto") to be resolved. Over the last three completed financial years, the Government of Mongolia, Rio Tinto, Turquoise Hill and OTLLC have worked towards the successful resolution of outstanding issues, culminating in the May 18, 2015 execution of the Underground Mine Development and Financing Plan (the "Mine Plan"). On December 14, 2015, Turquoise Hill announced that OTLLC signed a $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit. On January 18, 2016, Turquoise Hill announced that work continues toward completing the 2015 Oyu Tolgoi Feasibility Study, including an updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed, which is expected in the second quarter of 2016, Turquoise Hill expects a formal 'notice to proceed' decision.

Over the last three completed financial years, Entrée has also engaged in discussions with Oyu Tolgoi stakeholders regarding issues arising from Entrée's exclusion from the 2009 Oyu Tolgoi Investment Agreement.

The following is a timeline summarizing the general development of Entrée's business over the last three completed financial years:

| January 2013 – September 2014 | Through a combination of staking and purchase agreements, Entrée acquires additional key ground within and contiguous to the boundaries of the Ann Mason Project. |
|---|---|
| January 2013 | First ore from the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) is processed through the concentrator, followed shortly by production of the first copper-gold concentrate. |
| February 2013 | Entrée enters into a comprehensive financing package with Sandstorm Gold Ltd. for gross proceeds of approximately $55 million. |
| | Entrée receives notice from the Mineral Resources Authority of Mongolia that the Ministry of Mining has cancelled the July 10, 2009 Order of the Ministry of Mineral Resources and Energy registering the Hugo Dummett (including the Hugo North Extension) and Heruga reserves.  The notice further advises that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted.  Entrée initiates discussions with representatives of the Mongolian Government, including the Ministry of Mining, as well as other Oyu Tolgoi stakeholders, in order to resolve the temporary restriction on the transfer of the mining licences. |
| March 2013 | The Company closes its private placement of 17,857,142 Common Shares at a price of C$0.56 per Common Share to Sandstorm Gold Ltd. |
| | The Company announces that it has filed an updated technical report on the Entrée/Oyu Tolgoi JV Property, which discusses the impact on the Hugo North Extension and Heruga deposits of OTLLC's updated mine plan. |
| April 2013 | Entrée initiates a combined RC and core drilling program at its Ann Mason Project in Nevada, to test for extensions of mineralization, and to potentially extend the mineralization within the current Ann Mason pit design and reduce the waste-to-mineralization strip ratio. |
| | Turquoise Hill reports that Rio Tinto has signed commitment letters with 15 global banks that lock in pricing and terms for long-term project financing for underground development at Oyu Tolgoi. |
| June 2013 | The Rt. Honourable Lord Howard of Lympne succeeds James Harris as non-executive Chairman of the Board. |
| | Entrée begins baseline environmental studies at Ann Mason, including wildlife, biology, archaeology and cultural surveys, which will be used to expand the area covered under the existing Plan of Operations. |

| | |
|---|---|
| **July 2013** | The first shipment of copper concentrate leaves the Oyu Tolgoi open pit copper and gold mine in Mongolia for customers in China. |
| | After receiving notification from the Government of Mongolia that project financing for Oyu Tolgoi will now require approval by the Mongolian Parliament, Turquoise Hill announces that funding and development of the Oyu Tolgoi underground will be delayed until all matters with the Mongolian Government can be resolved and a new timetable has been agreed. |
| **August 2013** | Development of the Oyu Tolgoi underground is suspended pending the resolution of outstanding OTLLC shareholder issues. |
| **September 2013** | The Company announces the results for its combined core and RC drilling program on the Ann Mason Project in Nevada. |
| | The Oyu Tolgoi open pit mine achieves official Commencement of Production, as defined in the 2009 Oyu Tolgoi Investment Agreement. |
| **October 2013** | The Company announces that it has been advised that the temporary transfer restriction on the Shivee Tolgoi and Javhlant mining licences in Mongolia will be lifted and that the reserves for the joint venture deposits as approved through the July 10, 2009 Order of the Ministry of Mineral Resources and Energy will stand as originally presented. |
| **July 2014** | Entrée commences Pre-Feasibility infill drilling at its Ann Mason Project in Nevada. The drill program is designed to upgrade the mineral resources contained in the Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. |
| **September 2014** | Turquoise Hill announces that the 2014 Oyu Tolgoi Feasibility Study has been finalized and presented to the board of directors of OTLLC. The 2014 Oyu Tolgoi Feasibility Study updates the reserve case reported in Entrée's March 2013 technical report. The 2014 Oyu Tolgoi Feasibility Study also discusses several alternative production cases that would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 thousand tonnes per day. |
| | The lender commitments for project financing for the Oyu Tolgoi underground mine expire. |
| **November 2014** | The Company reports on changes and impacts specific to the Entrée-OTLLC joint venture resulting from the technical report filed by Turquoise Hill relating to the Oyu Tolgoi project. |
| **January 2015** | The Company reports the assay results from the first 20 holes of its 40-hole Pre-Feasibility infill drill program at the Ann Mason Project in Nevada. |
| **March 2015** | The Company reports the assay results from the final 20 holes of its 40-hole Pre-Feasibility infill drill program at the Ann Mason Project in Nevada. |
| | Turquoise Hill announces that OTLLC has filed a statutory 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council. The 2015 Oyu Tolgoi Feasibility Study is based on, and is consistent with, the 2014 Oyu Tolgoi Feasibility Study. The 2015 Oyu Tolgoi Feasibility Study contains two production cases – a Reserve case and a Life of Mine case. |
| **May 2015** | Turquoise Hill, OTLLC, Rio Tinto and the Government of Mongolia execute the Mine Plan, which resolves a number of issues between the parties and provides a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit. |
| **July 2015** | Anna Stylianides is appointed to the Board. |
| **August 2015** | Turquoise Hill announces that OTLLC has filed revised schedules for the 2015 Oyu Tolgoi Feasibility Study with the Mongolian Minerals Council, which aligns it with the Mine Plan. |
| **September 2015** | The Company announces the results of the 2015 PEA for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada. The 2015 PEA incorporates the results of Entrée's infill drill program and a new resource estimate. Approximately 95% of the mineralization constrained within the ultimate Phase 5 pit is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 |

| | PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study. |
|---|---|
| | Turquoise Hill announces that the Government of Mongolia has signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing is a significant milestone in the project financing timeline. |
| **October 2015** | The Company files a NI 43-101 technical report entitled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015. |
| | The Oyu Tolgoi project financing information circular is provided to the banking syndicate allowing for each institution's respective internal consideration and approval. |
| **November 2015** | Stephen Scott replaces Gregory Crowe as Chief Executive Officer of the Company. |
| **December 2015** | OTLLC signs a $4.4 billion finance facility (with provision for up to $6 billion) for underground mine development at the Oyu Tolgoi project, including Lift 1 of the Entrée-OTLLC joint venture's Hugo North Extension deposit.  The facility is being provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. |

## DESCRIPTION OF THE BUSINESS

### Mineral Exploration Business

Entrée is in the mineral resource business.  This business generally consists of three stages: exploration, development and production.  Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them.  Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being "advanced".  Companies engaged in the extraction of those mineral resources are in the production stage.  The Company is in the exploration stage, but has an interest in two advanced properties.

Mineral resource exploration can consist of several stages.  The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources.  This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g. a licence, lease or concession).  After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock.  Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data.  The results are supported by a technical report prepared in accordance with NI 43-101.  A mineral resource company may then choose to have a Preliminary Economic Assessment ("PEA") prepared, based on the mineral resource estimate.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the Indicated and/or Measured categories), the next step would be to undertake a Pre-Feasibility study followed by a Feasibility Study.

**Business of Entrée**

Entrée's two principal assets are the Ann Mason copper-molybdenum project in Nevada, and Entrée's interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which hosts a copper-gold porphyry system.

The Ann Mason Project in Nevada includes the 100% owned Ann Mason and Blue Hill deposits, as well as the Blackjack IP, Blackjack Oxide and Roulette targets, and the Minnesota and Shamrock copper skarn targets.  Figure 3, which shows the Ann Mason Project location and more information about the Ann Mason Project are provided in the "Material Mineral Properties" section below.

The Entrée/Oyu Tolgoi JV Property in Mongolia, which forms part of the Oyu Tolgoi project, is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. Separately, Entrée has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as "Shivee West".

A map that illustrates the Entrée/Oyu Tolgoi JV Property and Shivee West more clearly and further details regarding the Entrée/Oyu Tolgoi JV Property and Shivee West are provided in Figure 1 and in the "Material Mineral Properties" section below.

The Hugo North Extension Probable reserve is reported in the Company's technical report titled "Lookout Hill Feasibility Study Update") ("LHTR16"), dated March 29, 2016.  LHTR16 discusses the mine plan for Lift 1 of the Entrée/Oyu Tolgoi JV's Hugo North Extension deposit (the "Reserve Case"). The Reserve Case assumes the processing of 1.5 billion tonnes of ore over an approximate 40 year period at 100 thousand tonnes per day ("ktpd") from Lift 1 of the Hugo North (including the Entrée/Oyu Tolgoi JV's Hugo North Extension) deposit and from OTLLC's Southern Oyu Tolgoi ("SOT") open pit.  Lift 1 of Hugo North (including Hugo North Extension) is the most significant value driver for the Oyu Tolgoi project.

In addition to the Reserve Case, LHTR16 also discusses several alternative production cases that OTLLC has undertaken strategic planning work on. The alternative production cases would include Indicated and Inferred resources at Hugo North Extension and Inferred resources at Heruga, and allow for continuous improvement in plant throughput and potential plant expansions up to 350 ktpd. Due to the nature of the deposits associated with Oyu Tolgoi, the project has the flexibility to consider several options for optimizing the overall mine plan for the benefit of stakeholders.  Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the project.

Aside from its two principal assets, Entrée has interests in exploration properties in the United States, Australia and Peru. See the "Non-Material Properties" section for more information.

Entrée's exploration activities are under the supervision of Robert Cinits, P.Geo., Entrée's Vice President, Corporate Development.  Mr. Cinits is a qualified person ("QP") as defined in NI 43-101. Unless otherwise noted herein, Mr. Cinits has approved all scientific and technical information in this AIF.

All rock samples from our Mongolian properties have been prepared and analyzed by SGS Mongolia LLC or Actlabs Asia LLC in Ulaanbaatar, Mongolia.  Samples from Nevada have been prepared and analyzed at: Skyline Assayers and Laboratories, in Tucson, Arizona and Sparks, Nevada; Bureau Veritas Minerals Laboratories (formerly Acme

Analytical Laboratories), in Elko and Reno, Nevada and Vancouver, British Columbia; and ALS Minerals (formerly ALS Chemex), in Sparks, Nevada and Vancouver, British Columbia.

## Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement, including its right of first refusal on Shivee West, were subsequently assigned by it to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 1 below.

**Figure 1 – Entrée/Oyu Tolgoi JV Property and Shivee West**


MONGOLIA
N
Khanbumbat Airport
Shivee Tolgoi Mining Licence (15226A)
SHIVEE WEST
100% Entrée
Argo & Zone III
Zone I
Ulaan Khud
JOINT VENTURE PROPERTY
Shivee Tolgoi Trend
Hugo North Extension Deposit
Khoyor Mod
Oyu Tolgoi Trend
Shivee Tolgoi Mining Licence (15226A)
Oyu Tolgoi Mining Licence (OTLLC)
Heruga Deposit
Heruga Southwest
Javhlant Mining Licence (15225A)
43°06'
43°00'
42°54'
106°48'
106°54'
107°00'
A
A'
LEGEND
Mineral Deposit Entrée-OTLLC
Mineral Deposit OTLLC
Copper Gold Prospect
Gold Prospect
A⊢⊣A' Long Section
Shivee West - 100% Entrée
Entrée - OTLLC Joint Venture
Shivee Tolgoi Mining Licence
Javhlant Mining Licence
Paved Road
ENTRÉE GOLD INC.
LOOKOUT HILL PROPERTY
0
10 km
Lat Long (WGS84), November 2015

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension deposit and the Heruga deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of porphyry deposits containing copper, gold, silver and molybdenum. The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property in the north, through the Hugo North and Hugo South deposits and Southern Oyu deposits on OTLLC's Oyu Tolgoi licence, to the Heruga deposit on the Entrée/Oyu Tolgoi JV Property in the south (Figure 2).

**Figure 2 - Idealized Profile (Longitudinal Section) of Heruga, Southern Oyu and Hugo Dummett Deposits (Section Looking West)**



ENTRÉE-OTLLC JV
Javhlant Mining Licence
OYU TOLGOI LLC
Oyu Tolgoi Mining Licence
ENTRÉE-OTLLC JV
Shivee Tolgoi Mining Licence
A
A'
Potential Shafts
Shafts - completed (1) - commenced (2) - planned (3,4,5)
Depth (m)
Potential South Block Cave
Potential North Block Cave
HERUGA DEPOSIT Cu-Au-Mo
Pit Outline
Potential Heruga Decline
0.3% Cu
SOUTHERN OYU DEPOSITS Cu-Au (In Production)
HUGO SOUTH
Planned Decline
0.6% Cu
Hugo North Lift 1 Extraction Level 1350m (Commenced)
HUGO NORTH
Planned Lift 1 Cave
HUGO NORTH EXTENSION DEPOSIT Cu-Au
Potential Lift 2 Cave
OPEN
UNDERGROUND BLOCK-CAVE MINING
OPEN-PIT MINING
South
North
12.4 kilometres (7.4 miles)


Additional information regarding the Entrée/Oyu Tolgoi JV Property is discussed under "Material Mineral Properties" below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement provides that at such time as OTLLC completes its earn-in obligations, the parties will enter into a joint venture agreement in the form attached to the Earn-In Agreement. While the parties have not formally executed the joint venture agreement, the joint venture (the "Entrée/Oyu Tolgoi JV") is operating under those terms.

Under the terms of the Entrée/Oyu Tolgoi JV, Entrée elected to have OTLLC debt finance Entrée's share of costs with interest accruing at OTLLC's actual cost of capital or prime plus 2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée's share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée's interest as the project progresses. Since formation, and as of December 31, 2015, the Entrée/Oyu Tolgoi JV has expended $27.8 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2015, OTLLC has contributed on Entrée's behalf the required cash participation amount equal to 20% of the $27.8 million incurred to date, plus accrued interest at prime plus 2%, for a total of $6.8 million.

At December 31, 2015, Turquoise Hill owned approximately 9.4% of the Company's issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement. In addition, Rio Tinto, Turquoise Hill's majority shareholder, owned 11.2% of the Company's issued and outstanding Common Shares as at December 31, 2015.

*Execution of Oyu Tolgoi Investment Agreement, Heads of Agreement and Memorandum of Agreement*

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a "Strategic Deposit") as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia's gross domestic product in any given year. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the "Oyu Tolgoi Investment Agreement") with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC's interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders' agreement was concurrently executed to establish the Government's 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the "Heads of Agreement"), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the "Shareholders Agreement") dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the "MOA") with Turquoise Hill under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.

*Oyu Tolgoi Development and Funding*

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC's Southern Oyu open pits) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée/Oyu Tolgoi JV's Hugo North Extension deposit, was suspended. However, Turquoise Hill reported that the Feasibility Study for expansion of the Oyu Tolgoi mine was ongoing. The commitments from the commercial bank consortium formally expired on September 30, 2014.

On March 18, 2015, Turquoise Hill announced that OTLLC had filed a statutory 2015 Oyu Tolgoi Feasibility Study ("OTFS 2015") with the Mongolian Minerals Council. Turquoise Hill stated that OTFS 2015 is based on the same study as, and is consistent with, the 2014 Oyu Tolgoi Technical Report filed by Turquoise Hill in October 2014. The OTFS 2015 contains two production cases – a Reserve case and a Life of Mine case.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan addressing the key outstanding Oyu Tolgoi shareholder issues, including tax matters, a 2% net smelter returns ("NSR") royalty held by Turquoise Hill, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing.

On August 27, 2015, Turquoise Hill announced that OTLLC had filed revised schedules for the OTFS 2015 with the Mongolian Minerals Council, which aligned OTFS 2015 with the Mine Plan. Turquoise Hill also stated that:

- An update to the capital estimate will be completed in parallel with other pre-start activities, ahead of final approval of the Oyu Tolgoi project by the Turquoise Hill, Rio Tinto and OTLLC boards.

- The preferred engineering, procurement and construction management ("EPCM") contractor has been engaged to complete some critical path detailed engineering and the re-estimate.

- Funding for pre-start activities has been approved, including ramp up of the owners and EPCM team, re-estimate activities, detailed engineering and early procurement for plant, equipment and materials that are required for project restart as well as necessary critical works that are key enablers for recommencement of lateral development mining activity.

- The funding covers work scheduled to take place before the official 'notice to proceed' is approved, which is expected in early 2016.

- The intent of pre-start funding is to ensure the project is ramped back into production as soon as possible, while not making contract commitments ahead of completing the full project approval. Lateral mining development is targeted to restart in mid-2016.

On September 14, 2015, Turquoise Hill announced that the Government of Mongolia had signed the Multilateral Investment Guarantee Agency ("MIGA") for host country approval with respect to guarantees to be issued by MIGA in connection with the Oyu Tolgoi project financing and that the signing was a significant milestone in the project financing timeline.

On December 14, 2015, Turquoise Hill announced that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies. Turquoise Hill, Rio Tinto and Oyu Tolgoi will continue to work towards completing OTFS 2015, including the updated capital estimate and securing all necessary permits for the development of the underground mine. Once these steps have been completed and subject to the boards of Turquoise Hill, Rio Tinto and OTLLC approving a formal 'notice to proceed', the full $4.4 billion facility will be drawn down by OTLLC subject to satisfaction of certain conditions precedent typical for a financing of this nature.

In addition, on January 18, 2016 Turquoise Hill announced that for 2015, Oyu Tolgoi's second full year of production, the mine operated at record levels. Compared to 2014 results, 2015 mined production increased 19.3%, concentrator throughput increased 23.9%, concentrate production increased 39.9%, copper production increased 36.3% and gold production increased 10.9%. Production for Oyu Tolgoi for 2015 was 202,200 tonnes of copper and 653,000 ounces of gold in concentrates. Oyu Tolgoi is expected to produce 175,000 to 195,000 tonnes of copper and 210,000 to 260,000 ounces of gold in concentrates for 2016. The majority of 2016 gold production is expected in the first half of the year.

*Oyu Tolgoi Investment Agreement and the Mongolian Government*

On October 15, 2012, Turquoise Hill announced that it, along with OTLLC and Rio Tinto, had rejected a request from the Mongolia Ministry of Mining to renegotiate the Oyu Tolgoi Investment Agreement. This followed re-affirmation by the Mongolian Government in October 2011 that the Oyu Tolgoi Investment Agreement was signed in full compliance with all laws and regulations of Mongolia.

In early 2013, Turquoise Hill announced that a number of substantive issues had been raised by the Government of Mongolia relating to implementation of the Oyu Tolgoi Investment Agreement and Shareholders' Agreement, including Oyu Tolgoi project development and costs, operating budget, project financing, management fees and governance. On August 12, 2013, development of the Oyu Tolgoi underground mine was suspended pending the resolution of outstanding OTLLC shareholder issues.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed the Mine Plan as further described under "Oyu Tolgoi Development and Funding" above, which provides a pathway forward in addressing outstanding shareholder matters to restart underground development.

*Oyu Tolgoi Investment Agreement and Entrée*

The contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée/Oyu Tolgoi JV. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Oyu Tolgoi Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural.  However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, Entrée was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée is engaged in ongoing constructive discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.  In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée's share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

*Entrée/Oyu Tolgoi JV Property and the Mongolian Government*

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property will likely be considered unnecessary.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by the Mineral Resources Authority of Mongolia ("MRAM") that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

On February 27, 2013, notice (the "Notice") was delivered to Entrée by MRAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the mining licences will be lifted, it has not received official notification of the lifting of the restriction.

### *Investment by Rio Tinto in Entrée and Turquoise Hill*

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto indirectly took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto's investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill's issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill. At December 31, 2015, Rio Tinto directly owned approximately 11.2% of the Company's issued and outstanding Common Shares. When combined with the Common Shares owned by Turquoise Hill, at December 31, 2015 Rio Tinto beneficially owned approximately 20.6% of the Company's issued and outstanding Common Shares.

*Legislation*

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including the Law of Mongolia on the Regulation of Foreign Investment in Business Entities Operating in Sectors of Strategic Importance ("SEFIL"). The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

The State Minerals Policy contemplates the establishment of a "Policy Council" with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy. The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

On July 1, 2014, the Mongolian Parliament passed the Law on the Amendments to the Minerals Law which amends the 2006 Minerals Law (the "2014 Amendments"). In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the "2015 Amendment"), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

**Agreements with Sandstorm**

*Amended and Restated Equity Participation and Funding Agreement*

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the "2013 Agreement") with Sandstorm Gold Ltd. ("Sandstorm"). Pursuant to the 2013 Agreement, Sandstorm provided a $40 million upfront deposit (the "Deposit") to the Company. In return, the Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm's metal account.

Since the first payments that Entrée receives are expected to come from its interest in the Entrée/Oyu Tolgoi JV Property, the amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée's share of production and receipt of payments from the sale of production from the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, which provides for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, the Company refunded 17% of the Deposit by paying $5.5 million in cash and issuing $1.3 million of Common Shares (thereby reducing the Deposit to $33.2 million). At closing, the parties entered into an Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013, and amended March 1, 2016 (the "Amended Funding Agreement").

Under the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

- 28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the portion of the Shivee Tolgoi mining licence included in the Entrée/Oyu Tolgoi JV Property (represented by the shaded upper right portion in Figure 1 above); and

- 21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence (represented by the lower hatched portion in Figure 1 above).

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce ("/oz") of gold, $5/oz of silver and $0.50 per pound ("/lb") of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property, the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Funding Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit including not requiring Entrée to refund cash. In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash with interest.

*Private Placement*

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.  As at December 31, 2015, Sandstorm held approximately 12.1% of the Company's issued and outstanding Common Shares.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under "Amended and Restated Equity Participation and Funding Agreement" above. The price was calculated using the volume weighted average price of the Company's shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm held 22,985,746 Common Shares, or approximately 15.1% of the Company's issued and outstanding Common Shares.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company's Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

*Royalty Agreement*

Pursuant to a royalty agreement dated February 14, 2013 between Sandstorm and Entrée, Sandstorm purchased a 0.4% NSR royalty on the future sale of any metals and minerals derived from a portion of the Ann Mason Project (which includes the Ann Mason and Blue Hill deposits) in Nevada.  Consideration for the royalty was $5 million.  In addition, Entrée granted to Sandstorm a right of first refusal in the event Entrée wishes to enter into a future royalty or streaming agreement on the Ann Mason Project.

## Environmental Compliance

Entrée's current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which we conduct our activities.  These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters.  Entrée expects to be able to comply with these laws and does not believe that compliance will have a material adverse effect on our competitive position.  Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with our mining operations and exploration activities. Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

*Ann Mason Project, Nevada*

Exploration permits issued by the Federal Bureau of Land Management ("BLM") and Nevada Division of Environmental Protection ("NDEP") are required for all exploration operations that include drilling or result in surface disturbance.  Reclamation bonds remain in place until all reclamation work is complete and the Nevada Bureau of Mining Regulation and Reclamation ("BMRR") of the NDEP has signed off on re-vegetation of drill sites and access roads.

In December 2007, a Plan of Operations (the "PlanOp") and application for a Nevada Reclamation Permit (the "Permit") was submitted by M.I.M. (U.S.A.) Inc. ("MIM") to the NDEP, the BMRR and the BLM. The PlanOp was revised in March 2009 and covers the area surrounding the Ann Mason deposit.

In conjunction with the PlanOp submission, MIM retained the BLM and Enviroscientists Inc. of Reno, Nevada to conduct an Environmental Assessment in 2009. The Environmental Assessment was completed in December 2009. The "Finding of No Significant Impact and Decision Record" approving the PlanOp is dated January 19, 2010. The PlanOp allows for exploration activities consisting of drill sites and sump construction, road construction, road maintenance, overland travel, exploration drilling, and bulk sampling for a total of up to 50 acres of surface disturbance over a ten year period.

A phased cash bond, in the amount of $84,132, paid by MIM, was accepted by the Nevada State Office of the BLM on March 2, 2010, for exploration surface disturbance totalling 19.11 acres. Following the acquisition of MIM by Entrée in June 2010, a Change of Operator form was filed with the BLM. Effective August 3, 2010, Entrée Gold (US) Inc. ("Entrée US") was approved as operator and added as a co-principal on the bond.

In January 2011, Entrée US submitted an Amendment ("Amendment #1") to the PlanOp and minor modification to the Permit to the BLM and BMRR. In Amendment #1, an increase in the approved work area is proposed, with no change to the approved surface disturbance of 50 acres, or exploration techniques. On June 28, 2011, the BLM Sierra Front Field Office approved Amendment #1 and the amount of the financial guarantee for surface disturbance totalling 19.11 acres was increased to $147,568. To cover the financial guarantee, an additional bond, in the amount of $63,436 and posted by Entrée US in the form of a Certificate of Deposit, was accepted by the Nevada State Office of the BLM on July 5, 2011.

In late 2013, Entrée US submitted a second Amendment ("Amendment #2") to the PlanOp and minor modification to the Permit for the purpose of drilling up to 16 mineral exploration holes, 10 groundwater monitor wells and one production water well outside of the previously approved PlanOp area. Three additional groundwater monitor wells are proposed within the previously approved PlanOp area. The NDEP and BLM approved Amendment #2 in early 2014, and an additional reclamation bond in the amount of $31,276 was posted by Entrée US in June 2014.

Entrée US received approval for two minor modifications to Amendment #2 in September 2014 and March 2015. The September 2014 modification allows for the drilling of 40 infill Pre-Feasibility holes at Ann Mason. An additional reclamation bond in the amount of $34,903 was posted and accepted by the Nevada State Office of the BLM. The March 2015 modification allows for the drilling of three additional exploration holes. An additional reclamation bond in the amount of $3,628 was posted on March 9, 2015.

Drill sites, sumps and selected access roads for 22 of the 83 Ann Mason holes completed by Entrée have been re-contoured and seeded. Four of the six Ann Mason drill sites, sumps and access roads constructed by MIM have been re-contoured and seeded. Drill sites, sumps and selected access roads for 22 of the 41 Blue Hill holes drilled by Entrée have been re-contoured and seeded. All nine of the Blue Hill drill sites, sumps and access roads constructed by MIM have been re-contoured and seeded. Drill sites, sumps and access roads have been constructed for seven additional holes that have either not been drilled or where drilling has not been completed at Ann Mason and Blue Hill. Inspection of completed reclamation work and confirmation of re-vegetation is required prior to release of the bond by the BLM.

To date, a total of 33.4 acres of surface disturbance has occurred or has been approved and bonded through amendments to the PlanOp. Entrée US is approved to conduct exploration activities for a total of 50 acres of surface disturbance. The remaining 16.6 acres of surface disturbance will be implemented and bonded in subsequent phases.

Two areas within the Ann Mason Project were originally permitted for exploration by Entrée US, through Notices of Intent. The first permitted area is west and northwest of the PlanOp area. A cash bond, in the amount of

$51,051, paid by Entrée US, was accepted by the Nevada State Office of the BLM on May 3, 2010. The notice allows for a maximum disturbance of five acres. All surface disturbance related to drilling and access roads for drilling has been re-contoured and re-seeded, and Entrée US has requested a release of the bond. The second permitted area is located on the unpatented lode mining claims formerly known as the Roulette property. A notice was submitted by Bronco Creek Exploration Inc. ("Bronco Creek") to the BLM to conduct exploration trenching and drilling and a cash bond, in the amount of $27,113, paid by Bronco Creek and reimbursed by Entrée US, was accepted by the Nevada State Office of the BLM on May 10, 2010. Entrée US was added as bond co-principal in order to extend the coverage of the bond to include liabilities for operations conducted by Entrée US. Entrée US amended the proposed drilling program on July 7, 2010 and a revised bond amount of $12,607 was determined on July 8, 2010. A total of $14,506 is available for future amendments. The notice allows for a maximum disturbance of five acres. This surface disturbance and reclamation bond remains in place pending a future transfer to the Ann Mason PlanOp.

In addition, two areas within the Ann Mason Project were permitted for exploration through notices submitted by MIM prior to Entrée's acquisition of MIM. Notices of Intent for work on the Ludwig and Minnesota targets conducted by MIM remain open pending clearance of the reclamation work by the BLM. MIM posted reclamation bonds in the amount of $11,017 for Ludwig and $12,100 for Minnesota. Both bonds are administered through the State of Nevada reclamation bond pool. Entrée US has completed surface reclamation and re-seeding on both targets and is working to have the completed reclamation work inspected by the BLM and have the bonds released by the Nevada Division of Minerals.

### *Mongolia*

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include: preparation of an Environmental Impact Assessment for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, equal to approximately $930 and $1,445 respectively. These bonds cover current environmental liabilities for exploration work undertaken at Shivee West. These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Entrée/Oyu Tolgoi JV Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

## Competition

The mineral exploration, development, and production industry is largely unintegrated. We compete with other exploration companies looking for mineral resource properties, the resources that can be produced from them and in hiring skilled professionals to direct related activities. While we compete with other exploration companies in the effort to locate and licence mineral resource properties, we do not compete with them for the removal or sale of mineral products from our properties, nor will we do so if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist world-wide for the sale of copper, gold and other mineral products. Therefore, we will likely be able to sell any copper, gold or mineral products that we are able to identify and produce. Our ability to be competitive in the market over the long term is dependent upon our ability to hire qualified people as well as the quality and amount of mineralization discovered, cost of production and proximity to our market. Due to the large number of companies and variables involved in the mining industry, it is not possible to pinpoint our direct competition.

**Employees**

At December 31, 2015, we had 18 full time employees working for us in Canada, Mongolia and the United States (13 as at March 30, 2016).  As at March 30, 2016, seven employees are based in Vancouver, four in the United States and two in Ulaanbaatar, Mongolia.

In the United States, field operations are headed by an Exploration Manager who is supported by one full time geologist, one full time core technician, and one full time administrative staff. None of our employees belong to a union or are subject to a collective agreement.  We consider our employee relations to be good.

## MATERIAL MINERAL PROPERTIES

Entrée is a Canadian mineral exploration company based in Vancouver, British Columbia, focused on the worldwide exploration of copper, gold and molybdenum prospects.

Entrée has interests in two material properties.  The first, the Ann Mason Project in Nevada, is an advanced property which includes the 100% owned Ann Mason copper-molybdenum porphyry deposit, which hosts Measured, Indicated and Inferred mineral resources; the Blue Hill copper oxide deposit, which is located approximately 1.5 kilometres northwest of the Ann Mason deposit and hosts Inferred mineral resources; the Blackjack IP, Blackjack Oxide and Roulette porphyry style targets; and the Minnesota and Shamrock copper skarn targets.

The second material property in which Entrée has an interest, the advanced Entrée/Oyu Tolgoi JV Property, forms an integral part of the Oyu Tolgoi project in southern Mongolia.

## UNITED STATES

### *Ann Mason Project*

The Ann Mason Project, located in the Yerington District of Nevada, is one of Entrée's core assets. With the recent completion of the updated 2015 PEA, Entrée continues to evaluate the most efficient and effective way of advancing the Ann Mason Project towards Pre-Feasibility.  In addition, the Company is considering strategic partnerships, joint ventures or other similar arrangements that would facilitate the development of the project.

The project area is currently defined by the mineral rights to 1,658 unpatented lode claims on public land administered by the BLM, and title to 33 patented lode claims. As shown in Figure 3 below, together, these cover an area of approximately 12,735 hectares ("ha") (31,468 acres).  Entrée assembled this package of claims through a combination of staking and a series of transactions undertaken since August 2009, including the acquisition of PacMag Metals Limited ("PacMag").

The Ann Mason Project hosts two known mineral deposits: Ann Mason and Blue Hill.  Both are copper-molybdenum porphyries although Blue Hill is predominantly an oxide copper deposit.  The project area also includes several early-stage copper porphyry targets located within 12 kilometres of the Ann Mason deposit, including the Blackjack IP, Blackjack Oxide and Roulette targets, as well as several copper skarn targets, including Minnesota and Shamrock.  Unless otherwise described below, Entrée has a 100% interest, or an option to acquire a 100% interest, in the claims comprising the Ann Mason Project.

A total of 226 of the unpatented lode claims, to the west and north of the Ann Mason and Blue Hill deposits, are subject to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company.  The agreement provides for an option to purchase the claims for $500,000, a 3% NSR royalty (which may be bought down to a 1% NSR royalty for $2 million) and annual advance minimum royalty payments of $27,500, which commenced in June, 2011 and will continue until the commencement of sustained commercial production.  The advance payments will be credited against future NSR royalty payments or the buy down of the royalty.

In September 2009, Entrée entered into an agreement to acquire an interest in 216 unpatented lode claims formerly known as the Roulette property. Under the terms of the agreement, Entrée may acquire an 80% interest in the claims by: (a) incurring expenditures of $1,000,000, making cash payments of $140,000 and issuing 85,000 Common Shares of the Company (completed); (b) making aggregate advance royalty payments totaling $375,000 between the fifth and tenth anniversaries ($100,000 paid to date); and (c) delivering a bankable feasibility study before the tenth anniversary of the agreement.

Seventeen of the patented lode claims, which occur outside of the Ann Mason and Blue Hill deposits, are subject to a 2% NSR royalty in favour of AngloGold Ashanti (Nevada) Corp., and 235 of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, are subject to a 0.4% NSR royalty in favour of Sandstorm.

Separate from the patented and unpatented lode claims comprising the Ann Mason Project, Entrée has an option to purchase 21 unpatented placer claims within the project boundaries, pursuant to an agreement entered into on April 30, 2014.  In consideration of the option and a grant of access over the placer claims for the purpose of locating its own unpatented lode claims, Entrée paid $35,000 and issued 250,000 Common Shares of the Company. Entrée may extend the option period to acquire the placer claims to a maximum of five years, by making additional payments of $35,000 each on the six-month (paid), first (paid), second, third and fourth anniversaries of the effective date of the agreement. Entrée may exercise the option at any time by paying a purchase price of $500,000. All cash option payments made by Entrée will be credited towards the purchase price.

Entrée's exploration work on the Ann Mason Project has primarily been focused on upgrading and expanding the mineral resources of the Ann Mason deposit, outlining new copper-oxide and sulphide mineralization at Blue Hill and identifying and drill testing new copper targets on other areas of the Ann Mason Project.

**Figure 3 - Ann Mason Project Map**



In 2014, the Company retained AGP Mining Consultants Inc. ("AGP") and Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler") to update the PEA on the Ann Mason deposit. Similar to the previously reported PEA, the 2015 PEA envisions an open pit and conventional sulphide flotation milling operation.  The 2015 PEA incorporates the results of an infill drill program undertaken by Entrée between August 2014 and late January 2015 and a new resource estimate for the Ann Mason deposit. Approximately 95% of the mineralization constrained within the Phase 5 pit is now classified as either Measured or Indicated resources with the remaining 5% as Inferred resources. The 2015 PEA also includes preliminary results of a detailed metallurgical program, designed to better characterize the metallurgical processes and recoveries in the 2015 PEA and to support a future Pre-Feasibility study. While the resource estimate for Blue Hill is included in the 2015 PEA technical report, it was not evaluated as part of the 2015 PEA.

On September 9, 2015, the Company announced the results of the 2015 PEA on the Ann Mason deposit.  Key results from the 2015 PEA can be summarized as follows:

- Base case, pre-tax net present value (using a 7.5% discount rate) ("NPV7.5") of $1,158 million, internal rate of return ("IRR") of 15.8% and payback of 6.4 years, based on long term metal prices of $3.00/lb copper, $11.00/lb molybdenum, $1,200/oz gold and $20/oz silver (the "Base Case").

- Base Case post-tax NPV7.5 of $770 million, IRR of 13.7% and payback of 6.9 years.

- Development capital costs of approximately $1.35 billion, including $103 million contingency.

- Pre-production development of three years.

- Mine production for 21 years, followed by four years of reclamation (Life of Mine or "LOM").

- Average LOM cash costs (net of by-product sales) pre-tax of $1.49/lb copper (see Non-U.S. GAAP Performance Measurement below).

- Average LOM all-in sustaining costs ("AISC") (net of by-product sales) pre-tax of $1.57/lb copper (see Non-U.S. GAAP Performance Measurement below).

- Net average pre-tax undiscounted cash flow over Years 1 to 21 of approximately $298 million per year (and post-tax of $238 million per year).

- LOM payable production of approximately:

  - 5.1 billion pounds of copper,

  - 46 million pounds of molybdenum,

  - 0.4 million ounces of gold, and

  - 8.8 million ounces of silver.

- Average annual payable production of approximately:

  - 241 million pounds of copper,

  - 2.2 million pounds of molybdenum,

  - 20,000 ounces of gold, and

  - 421,000 ounces of silver.

- Strip ratio of 2.01:1 waste to mineralized material (including pre-strip).

- LOM average copper recovery of 92%.

- Copper concentrate grading 30% with no penalty elements identified.

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Non-U.S. GAAP Performance Measurement: "Cash costs" and ASIC are non-U.S. GAAP performance measurements. These performance measurements are included because these statistics are widely accepted as the standard of reporting cash costs of production in North America. These performance measurements do not have a meaning within U.S. GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measurements should not be considered in isolation as a substitute for measures of performance in accordance with U.S. GAAP.

The following information was taken from the 2015 PEA, titled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A.", with an effective date of September 9, 2015. The 2015 PEA was prepared by AGP, Amec Foster Wheeler and Porcupine Engineering Services Inc. ("PES"), and a copy is filed on SEDAR at www.sedar.com.  The 2015 PEA forms the basis for the information in this AIF regarding the Ann Mason Project.  Portions of the information are based on assumptions, qualifications and procedures, which are not fully described herein.  Reference should be made to the full text of the 2015 PEA.

*Project Description and Location*

The Ann Mason Project is located in west-central Nevada, approximately 75 kilometres southeast of Reno, 45 kilometres southeast of Carson City (the capital of Nevada), and 7 kilometres west of the town of Yerington.  The eastern side of the Ann Mason Project is situated within the Yerington Mining District, a historical copper mining district in Lyon County.  The Ann Mason Project is centered at approximately latitude 39°00' N and longitude 119°18' W, within both Douglas and Lyon Counties.

The Ann Mason Project comprises both mineral rights to unpatented claims on public land administered by the BLM, and title to patented claims.  It is necessary for unpatented claim owners or their lessees to perform the following acts annually in order to maintain the claims in good standing:  (1) on or before September 1 (the beginning of the assessment year), the owner/lessee must pay a claim maintenance fee of $155.00 per claim to the State Office of the BLM in which the claim is located; and (2) on or before November 1, the owner/lessee must record an Affidavit and Notice of Intent to Hold in the county in which the claims are situated.  The Affidavit and Notice of Intent to Hold must be accompanied by a fee equal to $10.50 per claim plus a nominal fee for county document recording.  A Notice of Intent to Hold has been recorded with Douglas and Lyon Counties for the 2016 annual assessment year which began at noon on September 1, 2015, and ends at noon on September 1, 2016. The required annual mining claim maintenance fees in the amount of $155.00 per claim and the appropriate recording fees have been paid to the BLM and Lyon and Douglas Counties for the 2016 assessment year.  Title to unpatented mining claims is subject to the paramount title of the United States.

All property taxes payable to Lyon County for the patented claims have been timely paid and are current.

Surface rights to the areas covered by unpatented lode mining claims are vested with the BLM, which regulates surface management.  Entrée owns the surface rights to the Ann Mason Project's 33 patented claims.

*Accessibility, Climate, Local Resources, Infrastructure and Physiography*

The Ann Mason and Blue Hill deposits are located approximately 1.5 kilometres apart in the southeast portion of the project, where topography is mostly rolling mountains, with occasional steep slopes and wide, open valleys.  Elevations range from roughly 1,400 to 1,940 metres above sea level ("masl").  Access is very good to all parts of the project and work can be completed all year round in a desert environment with hot dry summers and cool winters with occasional snow.

Reno, the closest major city, has an international airport with daily flights to various international and domestic destinations. Yerington (population 3,100) is the closest city to the project, and can be accessed from Reno along approximately 130 kilometres of paved highway (approximately 1.5 hours).  Yerington has an economy primarily based on agriculture and ranching.  Mining was also significant between the 1950s and early 1980s.  Although Yerington has limited services for an advanced project, basic consumables and accommodations are available there. The State of Nevada has a long history of mining and a well-developed mining industry. Most mining supplies and equipment can be sourced from Reno/Sparks, Carson City, or Elko, Nevada.

Northwest Nevada has a well-developed network of paved highways and secondary roads.  Highway 95 links Yerington to the interstate highway system.  The nearest access to the rail network is located at Wabuska, 19 kilometres north of Yerington.  There is a small airport in Yerington with a 1.8 kilometre paved runway but no regularly scheduled flights.  Yerington is connected to the State power grid with power substations located in Weed Heights, adjacent to the former Yerington mine, 3 kilometres east of the project and at Bridge Street.  Nevada Energy is working to replace the Weed Heights (Anaconda) and Bridge Street substations with a new substation (Mason) located southwest of the Yerington Mine site.  The existing 25 kilovolt ("kV") transmission line to Smith Valley will be upgraded to a 60 kV line (with capacity of 120 kV) and connected to a new substation in Smith Valley.  The upgraded 60 kV transmission line from the Mason to Smith Valley substations enters Smith Valley approximately 6 kilometres from the proposed Ann Mason plant site.  A 226 megawatt Nevada Energy plant (Fort Churchill) is located near Wabuska, approximately 18 kilometres northeast of the project.

The nearest sources of surface water are Mason Valley, located 7 kilometres east of the project, or the northern part of Smith Valley, located 8 kilometres southwest of Ann Mason.

All water within Nevada belongs to the public and is subject to appropriation for beneficial uses, such as mining.  The State Engineer is responsible for administering and enforcing Nevada water law, which includes the appropriation of surface and ground water in the State.  Water rights may be acquired by making application to the State Engineer to acquire new water rights, or by leasing or purchasing existing water rights from a third party.  Entrée has retained a consultant to examine and make recommendations with respect to the acquisition of water rights for the Ann Mason Project.  Water required for exploration drilling is currently purchased from the City of Yerington.

*History*

The Anaconda Company ("Anaconda") explored the Ann Mason Project area from the 1950s through 1981. Anaconda first drilled the Ann Mason Project in the early 1960s. In 1969 and 1970, approximately 23,775 metres of core drilling delineated a bulk tonnage low-grade copper deposit (Ann Mason). Anaconda's drilling focused on the Ann Mason deposit, but also included other areas encompassing the Blue Hill deposit and the Roulette and Blackjack IP/Oxide exploration targets. Anaconda also completed geophysical surveys and preliminary metallurgical testwork.

Other companies, including Phelps Dodge Corporation, Mount Isa Mines, Lincoln Gold, PacMag and Honey Badger Exploration completed exploration programs over the project between 1995 and 2009, including varying amounts of RC and core drilling.  Table 1 below lists the companies that have completed exploration programs and their involvement:

**Table 1 – Ann Mason Project Historical Exploration**

| Company | Date | Exploration Target/Area | Exploration Work |
|---|---|---|---|
| The Anaconda Company (after 1977 Atlantic Richfield) | 1956–1981 | Ann Mason | Geophysics, Drilling, Resource |
| | | Blue Hill | Geophysics, Reconnaissance Mapping, Drilling |
| Superior Oil | 1968 | Blue Hill | Geophysics |
| Iso Nevada Limited | 1970-1971 | Shamrock | Drilling |
| Arizona Metals Company (Arimetco) | 1990 | Ann Mason | Drilling |
| Phelps Dodge Corporation | ~1995 | Blue Hill | Drilling |
| Mount Isa Mines | 2002–2003 | Ann Mason | Mapping, Geophysics, Drilling |
| Giralia Resources NL | 2003 | Ann Mason | No Exploration Work |
| Lincoln Gold Corporation | 2004–2005 | Area approx. 2 km northwest of Blue Hill | Soil Geochemistry, Drilling |
| Pacific Magnesium Corporation Ltd. (PacMag Metals Limited) | 2005–2010 | Ann Mason | Drilling, Resource, Scoping Study |
| | | Ann South | Geophysics |
| | | Blue Hill | Drilling |
| | | Buckskin | Geophysics |
| | | Minnesota | Geophysics, Drilling |

| Company | Date | Exploration Target/Area | Exploration Work |
|---|---|---|---|
| | | Shamrock | Drilling |
| Honey Badger Exploration Inc. (formerly Telkwa Gold Corporation) | 2007–2009 | Broad area west of Ann Mason and Blue Hill, incl. Roulette | Airborne Geophysics, Rock and Soil Geochemistry |
| Bronco Creek Exploration Inc. (Eurasian Minerals Inc.)* | 2007–2012* | Roulette | No Historical Exploration Work |

**Note:** *Entrée has an option to acquire an 80% interest in 216 unpatented lode claims formerly known as the Roulette property through an option agreement with Bronco Creek, a subsidiary of Eurasian Minerals Inc.

### *Geological Setting and Mineralization*

The Ann Mason Project area comprises two main mineralized deposits: Ann Mason, a copper-molybdenum porphyry hosted by granodiorite and quartz monzonite; and Blue Hill, a copper oxide and sulphide deposit, located approximately 1.5 kilometres northwest of the Ann Mason deposit. Several other underexplored copper oxide and sulphide targets are located throughout the Ann Mason Project area.

<u>Regional Geology</u>

Ann Mason is hosted by several phases of the Jurassic-age Yerington batholith, and younger quartz monzonite porphyry dykes (Jqmp-a, Jqmp-b and Jqmp-c). Copper mineralization primarily occurs within a broad zone of main-stage potassic alteration containing chalcopyrite and bornite. An assemblage of chalcopyrite-epidote or chalcopyrite-epidote-quartz mineralization locally overprints main-stage potassic alteration and copper mineralization.

Within the Yerington district, Tertiary volcanic rocks, Mesozoic host rocks and copper-molybdenum porphyry deposits have been rotated 60 degrees to 90 degrees westward by Miocene normal faulting and extension. As a result, mineralized intercepts in vertical drill holes through Ann Mason represent approximately horizontal intervals across the original pre-tilt geometry of the deposit.

<u>Ann Mason Deposit</u>

The Ann Mason deposit has the characteristics of a typical, large copper-molybdenum porphyry system. Projected to the surface, the 0.15% copper envelope covers an area approximately 2.8 kilometres northwest and up to 1.3 kilometres northeast. At depth, this envelope extends more than a kilometre below surface. The mineralization remains open in most directions.

Within the 0.15% copper envelope the highest grades occur within a 200 metre to 800 metre thick, west-plunging zone above and below the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm). Within this zone, copper grade is dependent on vein density, sulphide species, frequency and relative age of quartz monzonite porphyry dykes and the mafic content of the granodiorite. Mineralization is closely associated with quartz monzonite porphyry dykes (Jqmp-a, -b and -c). The top of the mineralized envelope is truncated by the Singatse Fault and much of the southwest edge is truncated by the northwest-trending 1A Fault.

Sulphide zoning is that of a typical porphyry copper with an outer pyritic shell, and concentric zones of increasing chalcopyrite and decreasing pyrite progressing inward to a central zone of chalcopyrite-bornite.

Within the northeast, southeast, and southwest quadrants of the deposit chalcopyrite and chalcopyrite-bornite are the primary sulphide domains and are the most dominant in terms of overall deposit tonnage. Little or no overlap occurs between pyrite and bornite or between pyrite and molybdenite. In the northwest quadrant the primary sulphide domain is chalcopyrite ≥ pyrite; a domain that forms thick intervals of >0.3% copper, with only minor bornite present at depth, near the granodiorite-porphyritic quartz monzonite contact.

Chalcopyrite occurs as individual grains in veins and disseminated in rock, as fillings in brecciated pyrite grains, attached to or included in pyrite grains, and attached to or included in bornite. Bornite occurs as separate grains in veins, and disseminated in rock and attached to chalcopyrite. Sparse chalcocite occurs as replacement rims on chalcopyrite, but more commonly as replacement rims or exsolution replacement of bornite.

Molybdenum occurs as molybdenite in quartz and quartz-chalcopyrite veins and on fracture or shear surfaces as molybdenum paint. Within quartz veins, molybdenite occurs as disseminations, centerline segregations and discontinuous selvages. Molybdenum within a 0.005% molybdenum grade shell occurs largely within the 0.15% copper grade shell. Where late albite alteration has reduced copper grade, molybdenum mineralization is mobilized into fractures and shear zones and extends to greater depth than copper.

Silver ≥0.6 grams per tonne ("g/t") and gold ≥0.06 g/t are closely associated with the occurrence of bornite within the chalcopyrite-bornite sulphide domain.

Hydrothermal alteration associated with porphyry copper and molybdenum mineralization at Ann Mason is similar to alteration described in many porphyry copper deposits. Voluminous sodic-calcic alteration zones on the flanks of the Yerington district deposits may have been leached of copper and iron, possibly providing those components to mineralizing fluids.

Alteration assemblages include an outer propylitic zone (chlorite±epidote±pyrite), widespread potassic alteration (secondary biotite, secondary biotite+K-feldspar or K-feldspar) associated with main-stage copper-molybdenum mineralization, and more restricted late-stage zones of chlorite±epidote±albite, sodic (albite±chlorite), and sericitic alteration. Molybdenum mineralization is not significantly affected by the late sodic alteration, beyond partial remobilization from veins into nearby fractures and shears.

Two prominent structures form structural boundaries to the Ann Mason mineral resource. The relatively flat Singatse Fault truncates the upper surface of the 0.15% copper envelope over a portion of the deposit and juxtaposes sterile Tertiary volcanic rocks on top of the mineralized intrusives. The high-angle, northwest-trending, southwest dipping 1A Fault marks the current southwest margin of >0.15% copper mineralization in the deposit, juxtaposing propylitically altered rocks with pyrite mineralization in the hanging wall against potassically-altered rocks with copper-molybdenum mineralization in the footwall. The 1A Fault and other northwest-trending structures offset the intrusive contact between granodiorite (Jgd) and porphyritic quartz monzonite (Jpqm) to successively deeper levels towards the west and southwest. Copper-molybdenum mineralization in the footwall of the fault remains open at depth along the entire strike length of the fault.

Blue Hill Deposit

The Blue Hill deposit is approximately 1.5 kilometres northwest of Ann Mason and occurs in a very similar geologic environment, but in a separate fault block. Blue Hill is not included in the 2015 PEA.

Two main styles of porphyry mineralization have been identified:

1)      near surface, oxide and mixed oxide-sulphide copper mineralization;
2)      underlying copper-molybdenum sulphide mineralization.

Both styles of mineralization are hosted by quartz monzonite with lesser amounts of porphyritic quartz monzonite and quartz monzonite porphyry. The low-angle, southeast dipping Blue Hill Fault strikes northeast through the middle of the target, cutting off a portion of the near-surface oxide mineralization. However, oxide and sulphide mineralization continues below the fault to the southeast.

The oxide zone is exposed on surface and has been traced by drilling as a relatively flat-lying zone covering an area of about 900 metres x 450 metres, and continuing for several hundred metres further to the west in narrow intervals. Significant copper oxides, encountered in both RC and core drill holes extend from surface to an average depth of 124 metres. Oxide copper mineralization consists of malachite, chrysocolla, rare azurite, black copper-manganese oxides, copper sulphates, and copper-bearing limonites. Mineralization occurs primarily on fracture surfaces and in oxidized veins or veinlets. A zone of mixed oxide-sulphide mineralization with minor chalcocite is present below the oxide mineralization to depths of up to 185 metres. The copper oxide zone remains open to the northwest and southeast.

Oxide copper mineralization at Blue Hill is interpreted to be the result of in-place oxidation of copper sulphides with only minor transport of copper into vugs, fractures, and faults or shear zones. No significant zones of secondary enrichment have been observed.

The copper-mineralized sulphide zone underlies the southern half of the oxide mineralization and continues to depth towards the southeast, below the Blue Hill Fault. Mineralization consists of varying quantities of pyrite, chalcopyrite, and molybdenite. Local, higher-grade sulphide mineralization commonly occurs within zones of sheeted veins containing chalcopyrite, magnetite and secondary biotite. Significant amounts of disseminated molybdenum mineralization have been observed locally, often in contact with dykes. To the northwest, below the oxides only a few holes have tested the sulphide potential; however, in this direction the sulphides appear to be increasingly pyritic with only minor amounts of copper.

Alteration assemblages are similar to Ann Mason except that original zoning is difficult to discern in areas of pervasive oxidation. Within zones of sulphide mineralization, propylitic alteration is more widespread and potassic alteration is more restricted to quartz monzonite porphyry dykes and immediately adjacent rocks of the Yerington batholith. Late stage sodic alteration locally reduces copper grades, similar to what has been observed at Ann Mason.

The sulphide mineralization remains open in several directions, most importantly, to the southeast, towards Ann Mason.

### Recent Exploration

Entrée has been actively exploring the Ann Mason Project since late 2009, with a focus on upgrading and expanding the copper-molybdenum resources of the Ann Mason deposit and identifying resources at Blue Hill. Other exploration areas on the project include Blackjack IP, Blackjack Oxide, Roulette, Minnesota and Shamrock.

From April to July 2013, Entrée completed approximately 4,755 metres of core and RC drilling, of which 3,333 metres were drilled in seven holes near Ann Mason and 1,422 metres were drilled in 11 holes at or near Blue Hill. Three of five core holes drilled at the Ann Mason deposit extended copper mineralization 190 metres to 250 metres northwest and northeast of the deposit. The 2013 drilling at Blue Hill successfully located westward extensions of the current deposit; however, to the east, near-surface oxide and mixed mineralization is truncated by the low-angle, southeast dipping Blue Hill Fault. Mineralization continues to the east at depth, below the Blue Hill Fault. Drilling of the underlying Blue Hill sulphide target remains very widely-spaced.

Two shallow, widely-spaced RC holes (totalling 180 metres) were also completed in 2013 about 500 to 900 metres to the west of the Ann Mason deposit. Holes EG-AM-13-038 and 039 encountered minor, narrow intervals of 0.16% to 0.20% oxide copper within strong, quartz-sericite-pyrite alteration. In addition, deepened hole EG-BH-11-031, located approximately one kilometre east of Blue Hill, intersected copper-oxide mineralization averaging 0.28% copper over 13.8 metres from a depth of 22.2 metres.

In the second quarter of 2013, Entrée commenced certain data collection and testwork to begin preparation for the next stage of study and ultimately permit applications. The baseline environmental studies that were undertaken included wildlife, biology, archaeology and cultural surveys and Waters of the United States ("WOUS") delineation. These studies were largely complete in early 2014 except for raptor field surveys, final report writing, and a follow-up WOUS submission to the U.S. Army Corps of Engineers. Wildlife, vegetation and cultural field surveys and reports were complete by late 2014 and no significant obstacles to the development of Ann Mason were identified. The U.S. Army Corps of Engineers has verbally approved the WOUS report finding of no wetlands subject to U.S. Army Corps of Engineers jurisdiction within the Ann Mason Project area but are now waiting for United States Environmental Protection Agency approval.

On July 16, 2014, the Company announced an approximately $5 million Pre-Feasibility drill program, designed to upgrade the mineral resources contained in the Phase 5 pit from Indicated and Inferred to a mix of Measured and Indicated categories. The infill drill program commenced in August 2014 and was completed in late January 2015. The program comprised 40 core holes, many with RC pre-collars, totalling approximately 19,265 metres.

RC pre-collars were generally restricted to barren, overlying volcanics. Drilling changed to HQ diameter core which was continually sampled over 2 metre intervals once mineralized rocks of the Yerington batholith were encountered or hole conditions dictated the change to core. Depths of holes ranged from 275 metres to 885 metres, depending on position within the Phase 5 pit, and hole angles varied from -60 to -90 degrees.

Samples were submitted to Bureau Veritas Minerals Laboratories (formerly Acme Analytical Laboratories) in Reno and Elko for sample preparation and forwarded by Bureau Veritas Minerals Laboratories to their laboratory in Vancouver for analysis. Prepared standards, blanks and duplicates were inserted at the project site to monitor the quality control of the assay data. Entrée has a chain of custody program to ensure sample security during all stages of sample collection, cutting, shipping and storage.

On January 21, 2015, the Company reported assay results from the first 20 holes with the remaining 20 holes being reported on March 10, 2015. Highlights include:

- EG-AM-14-041, located near the centre of the deposit, with 390 metres of 0.35% copper.

- EG-AM-14-043, located near the centre of the deposit, with 409 metres of 0.35% copper.

- EG-AM-14-046, the eastern-most drill hole, with 112.3 metres of 0.34% copper.

- EG-AM-14-050, with 176 metres of 0.35% copper.

- EG-AM-14-057, with 327.4 metres of 0.38% copper, including 0.42% copper and 0.12 g/t gold over 200 metres.

- EG-AM-14-059, with 466 metres of 0.31% copper.

- EG-AM-14-065 with 150 metres of 0.38% copper.

- EG-AM-14-067, with 377 metres of 0.32% copper.

- EG-AM-14-073, on the northeast rim of the deposit, with 102 metres of 0.36% copper.

- EG-AM-14-076, immediately northwest of 043, with 190 metres of 0.34% copper and a separate interval of 180 metres of 0.38% copper.

Of the 40 holes drilled, 25 ended in mineralization (copper values greater than the 0.15% copper cut-off). Lower grade holes tend to be located toward the northern-most border of the Phase 5 pit, in areas where strong mineralization was not expected. Only one hole, EG-AM-14-049, drilled along the northernmost border of the Phase 5 pit, failed to return any significant results.

Entrée commenced a four-hole, widely-spaced exploration drill program in late January 2015 to test several geophysical and geological targets to the west of Ann Mason and to the south of Blue Hill. The program terminated mid-April 2015 and comprised 2,434 metres of combined core and RC drilling. An additional RC pre-collar was completed but not deepened with core. Sample results from the short program included 24 metres of 0.22% copper and 0.053 g/t gold (sulphide) at 546 metres in hole EG-AM-15-080 and 9.5 metres of 0.31% copper (mainly chalcocite), 0.334 g/t silver and 0.029 g/t gold at a depth of 24 metres in hole EG-AM-15-081. The area remains open for further systematic testing.

In April 2015, Entrée commenced a comprehensive metallurgical test program at SGS Mineral Services in Lakefield, Ontario using 1,700 kilograms of split core and assay reject samples from the Ann Mason deposit. Test work was completed in January 2016. The principal objective of the metallurgical test program was to advance metallurgical understanding of Ann Mason mineralization to a level that would support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods.

Exploration programs carried out on the Ann Mason Project by Entrée are listed in Table 2 below.

**Table 2 – Summary of Work Completed on the Ann Mason Project since 2009**

| Year | Exploration | Description |
|------|-------------|-------------|
| 2015 | Drilling | • 4 holes totalling 2,061 m (EG-AM-15-079 to -082) and 1 RC precollar at Ann Mason (EG-AM-15-083)<br>• 1 hole at Blue Hill (EG-BH-15-041, 558 m) |
|      | Mapping | • Geological mapping at Blue Hill |
|      | Petrography | • 21 thin sections |
| 2014 | Drilling | • 40 holes totalling 19,738 m (EG-AM-14-040 to -078; 12-031 deepened) at Ann Mason |
|      | Mapping | • Geological mapping over Blackjack IP and west of Blue Hill |
|      | Petrography | • 114 thin sections |
| 2013 | Drilling[1] | • 7 holes totalling 3,333 m at Ann Mason (EG-AM-13-033 to -39)<br>• 9 holes totalling 1,088 m (EG-BH-13-032 to -040) and 2 holes deepened (-10-003 and -11-027; 332 m) at Blue Hill |
|      | Geophysics | • IP/Resistivity Survey |
|      | Mapping | • Geological mapping Blackjack IP |
| 2012 | Drilling[1] | • 5 holes totalling 5,355 m (EG-AM-12-026 to -030) and 2 RC precollars (-31 and -32, 264 m) at Ann Mason<br>• 1 hole totalling  171 m (EG-R-10-005A) and 1 hole deepened 277.68 (-005) at Roulette<br>• 1 hole deepened 723 m at Blue Hill (EG-BH-11-031) |
|      | Geochemistry | • Rock and soil sampling program at Ann Mason/Blue Hill, and Blackjack Oxide<br>• Re-assaying of 13,750 m of Anaconda core from 44 holes (6,142 samples) |
|      | Topography | • Digital Elevation Model and 1 m contour interval map covering the Project |
|      | Mapping | • Blackjack Oxide Target Mineralization |
|      | Petrography | • 29 polished thin sections from Ann Mason core samples |
| 2011 | Drilling | • 22 holes totalling 23,943 m at Ann Mason (EG-AM-11-004 to -025)<br>• 17 holes totalling 4,490 m at Blue Hill (EG-BH-11-015 to -031) |
|      | Compilation | • Geological compilation of Anaconda data for Ann Mason and Blue Hill |
|      | Geophysics | • NSAMT Survey over Ann Mason: 9 lines covering 15.4 km |
| 2010 | Drilling | • 3 holes totalling 3,585 m at Ann Mason deposit (EG-AM-10-001 to -003)<br>• 19 holes totalling 4,314 m at Blue Hill (EG-B-10-003 to -007; EG-BH-10-001 to -014)<br>• 6 holes totalling 1,860 m at Roulette EG-R-10-001 to -004, -004A, and -005)<br>• 2 holes totalling 871 m at Blackjack IP Northeast (EG-B-10-001 and -002) |
|      | Geophysics | • CRIP survey over Blackjack and Blackjack Northeast: 9 lines covering 43.5 km<br>• NSAMT survey over Roulette: 1 line covering 3 km<br>• IP Survey over Ann Mason and Blue Hill: 10 lines covering 52.2 km |

| Year | Exploration | Description |
|------|-------------|-------------|
|      | Compilation | • Soil geochemistry compilation (PacMag and Telkwa Gold Data), Blue Hill area<br>• IP/Resistivity and Magnetics compilation (Anaconda, Honey Badger), Project area |
| 2009 | Geochemistry | • Soil Geochemistry and soil pH Survey over Roulette |

**Note:** [1]Drill holes overlapping two calendar years are listed within the year started, along with their total lengths.

***Drilling, Sampling, Analysis and Data Verification***

Entrée completed 137 drill holes totalling 72,963 metres on the Ann Mason Project from June 2, 2010 to April 20, 2015. Drilling programs were carried out on the Ann Mason deposit and periphery, the Blue Hill deposit and periphery, Roulette, and Blackjack IP (Northeast) exploration areas using RC, diamond, or a combination of both types of drilling (see Table 3 below). All targets were explored for porphyry copper mineralization.

Most of the drilling was carried out on the Ann Mason deposit, and was designed to increase tonnage and confidence in the mineral resources by step-out and infill drilling. A total of 82 drill holes totalling 58,279 metres were completed at the Ann Mason deposit and adjacent areas.

At the Blue Hill deposit and periphery, 31 RC and 15 diamond drill holes totalling 11,505 metres were completed. The drilling programs at Blue Hill were designed to test for shallow copper oxide and deeper sulphide mineralization, to define resources and to test for possible extensions of the known mineralization.

**Table 3 – Entrée Drilling Summary 2010 to 2015**

| Exploration Area | | No. of Holes | Length (m) | Hole Type |
|------------------|--|--------------|------------|-----------|
| Ann Mason | deposit | 77 | 56,163 | 76 diamond, including 63 with RC pre-collar; 1 RC hole |
|           | periphery | 5 | 2,117 | 3 diamond with RC pre-collar; 2 RC |
| Blue Hill | deposit | 34 | 7,701 | 8 diamond, including 3 with RC pre-collar; 26 RC |
|           | periphery | 12 | 3,804 | 7 diamond; 5 RC |
| Blackjack IP (Northeast) | | 2 | 871 | 1 diamond with RC pre-collar; 1 RC pre-collar, |
| Roulette | | 7 | 2,308 | 3 diamond with RC pre-collar; 2 diamond daughter holes; 2 RC pre-collar |
| **Total** | | **137** | **72,963** | |

Drilling conducted by Entrée has been accompanied by a thorough QA/QC program, which currently includes the regular insertion of coarse blanks, core twins, coarse duplicates, pulp duplicates and standards with each batch. A review of the regular QC data indicates that the copper, molybdenum, gold and silver assays are of acceptable precision and accuracy to be used in mineral resource estimates.

Entrée personnel or contractors have carried out all of Entrée's sampling programs. Entrée's personnel and contractors follow the core sampling procedure described below:

- Entrée personnel transport the core from the rig in secure covered boxes to Yerington core logging/sampling facility.

- Core is washed and photographed.

- Geotechnical information includes core recovery, RQD and magnetic susceptibility.

- Core logging includes lithology, alteration, mineralization, structure, and veining.

- Sample is in 2 metre intervals unless conforming to contacts of major rock or alteration types.

- All geotechnical, logging, and sampling data is entered into the Fusion (Datamine) database.

- Core is sampled by sawing competent pieces of core in half, or collecting half of the rock in areas of highly broken core; then bagged and sealed. Once logged and split, the core is stored on racks or stacked on pallets in a secure storage facility.

- Assay samples are kept in a secure facility prior to being picked up by the laboratory.

- Sample shipments are picked up by laboratory personnel. Strict chain of custody procedures are maintained during the transporting of the samples to the labs. Any indication of tampering or discrepancies between samples received and samples shipped would be reported to Entrée by the lab.

- Pulps and coarse rejects are returned to Entrée's Yerington facility, where they are catalogued and stored on site.

Entrée used RC drilling for most of the drilling at Blue Hill. In addition, many of the Ann Mason holes use RC drilling to pre-collar through the sterile overlying volcanic rocks; however, these portions of the holes were not analyzed on a regular basis. Entrée's personnel and contractors follow the RC sampling procedure described below:

- RC samples are collected at the drill; all RC drilling is conducted with air and/or water as the drilling medium.

- Assay samples consist of an approximate quarter-split of all cuttings and water returned from each 5 foot interval, and are collected in an 18" x 24" MicroPor cloth sample bag, resulting in 6 to 10 kilogram samples when dry.

- Assay duplicates are collected at the drill by using approximate 1/8 splits for both the assay sample and duplicate.

- Samples are allowed to drain at the drill site, and are transported to Entrée's secure core and sample facility by Entrée employees each day. Samples are then allowed to air dry in a fenced and locked facility prior to being submitted to the laboratory for analysis.

Samples from Entrée's previous drilling programs have been prepared and analyzed at Skyline Assayers and Laboratories, in Battle Mountain and Sparks, Nevada and Tucson Arizona; at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and Vancouver, British Columbia; or at ALS Minerals (formerly ALS Chemex), in Sparks, Nevada and Vancouver, British Columbia. At the completion of the assaying, approximately 5% of the pulps were sent to either Bureau Veritas Minerals Laboratories in Vancouver, British Columbia, or ALS Minerals, both independent laboratories, for secondary lab check assays. Entrée's review of the check assay results did not reveal any significant bias between the primary and secondary labs for both copper and molybdenum at Ann Mason.

Samples from the most recent infill drilling program have been prepared at Bureau Veritas Minerals Laboratories, in Elko and Reno, Nevada and then analyzed at their main laboratory in Vancouver, British Columbia. At the completion of the current sampling program, approximately 5% of the pulps were sent to ALS Minerals in Vancouver, an independent laboratory, for secondary lab check assays. A review of the check assay results indicate that good between-lab bias was achieved for copper, molybdenum and gold, and reasonable between-lab bias was achieved for silver.

Table 4 summarizes the various independent laboratories and used by Entrée and historical operators over the Ann Mason Project's history.

**Table 4 – Summary of Ann Mason Project Prep and Analytical Procedures**

| Year | Sample Preparation Facility | Sample Preparation Procedure | Primary Sample Assaying Lab | Sample Assaying Procedures/Elements | Geological QA/QC |
|---|---|---|---|---|---|
| Prior 2005 (Various Operators) | Unknown | Unknown | Unknown | Unknown | Unknown |
| 2005–2006 (Operator - PacMag) | ALS Chemex Reno, Nevada | Unknown | ALS-Chemex Vancouver, BC Except Au in Reno, Nevada | • 61 element ICP-AES and MS after 4-acid digestion (MEICP61a)<br>• Samples Mo >300 ppm have additional Re and 47 elements ICP analysis (ME-MS61)<br>• Au by fire assay with AAS finish (30 g sample weight) (Av-AA23) | • SRMs (1/50)<br>• External Assay Checks (up to 5%) |
| 2007–2008 (Operator - PacMag) | American Assay Laboratories (AAL) Reno, Nevada | • >70% passing -2 mm<br>• Riffle splitting<br>• 1,000 g split pulverized to >85% passing 75 µm | American Assay Laboratories (AAL) Reno, Nevada | • 61 element ICP-AES and MS after 4-acid digestion (ICP-4a)<br>• Cu >1% additional ore-grade Cu analysis<br>• Au by fire assay with AAS finish (30 g sample wt) (FA-30) | • SRMs (1/50)<br>• Check assays - 100 pulp samples<br>• External assay checks (up to 5%) |
| 2010–Mid 2011 (Operator - Entrée) | ALS Chemex Reno, Nevada | • >70% passing -2 mm<br>• Riffle splitting<br>• 250 g split pulverized to >85% passing 75 µm | ALS-Chemex Vancouver, BC Except Au in Reno, Nevada | • 51 element ICP-AES and ICP-MS after 4-acid digestion (ME-MS51)<br>• Ore Grade Cu and Mo: ICP-AAS after 4-acid digestion (OG-62)<br>• Au by fire assay with FA-AAS finish (30 g sample t) (Au-AA21)<br>• BH oxide and mixed zones if >0.1% TCu (Cu-AA05)-additional leached Cu analysis | • Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30<br>• RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20<br>• External assay checks 307 core samples and 114 RC samples |

| Year | Sample Preparation Facility | Sample Preparation Procedure | Primary Sample Assaying Lab | Sample Assaying Procedures/Elements | Geological QA/QC |
|---|---|---|---|---|---|
| Mid 2011– 2012 (Operator - Entrée) | Skyline Assayers and Laboratories Battle Mountain, Nevada | • 75% passing -10 mesh<br>• Riffle splitting<br>• 250-300 g split pulverized to >95% passing -150 mesh | Skyline Assayers and Laboratories Tuscon, Arizona | • 49 element ICP-MS after aqua regia digestion(TE-3); process changed to 4-acid digestion & 24 element ICP-OES (TE-4)<br>• Ore Grade Cu and Mo: 4-acid digestion using conventional ICP-OES (CuMo-MEA)<br>• Au by fire assay with FA-AAS finish (30 g sample wt) (FA-1)<br>• Ag by FA from March 2012 (FA-08) | • Core sampling: SRM 1/30; Blanks 1/30; field duplicates 1/30<br>• RC sampling: SRM 1/40; Blanks 1/20; field duplicates 1/20<br>• External assay checks 731 samples |
| July-August 2013 (Operator - Entrée) | Acme Elko, Nevada | • Crush<br>• Riffle splitting<br>• 250 g split pulverized to >80% passing -200 mesh | ACME Vancouver, BC | • 45 element ICP- MS after 4-acid digestion (1EX)<br>• Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au)<br>• Oxide Cu samples - additional G801 using 5% $H_2SO_4$ leech | • SRM 1/30; Blanks 1/30; field duplicates 1/30<br>• No external checks |
| 2014–2015 (Operator - Entrée) | Acme Elko or Reno, Nevada | • Crush<br>• Riffle splitting<br>• 250 g split pulverized to >80% passing -200 mesh | ACME Vancouver, BC | • 45 element ICP- MS after 4-acid digestion (MA-200)<br>• Au by fire assay fusion by ICP-ES (30 g sample wt) (FA-330-Au) | • SRM 1/30; Blanks 1/30; core twin, coarse reject, and pulp duplicates 1/30<br>• External assay checks 319 samples |

In 2012, Entrée initiated a program of re-sampling and assaying approximately 12,413 metres of historical Anaconda core (6,142 samples) from 44 historical drill holes. This includes additional core from 19 of the 23 drill holes partially re-sampled by PacMag in 2006 and core from 25 complete holes selected by Entrée. The purpose of the re-assay work was to increase the database of molybdenum, gold and silver assays and provide more uniform coverage throughout the deposit, allowing these by-product elements to be brought into the resource estimates. The study also validates the copper grades originally reported by Anaconda. Entree's review indicates a good comparison between Entree's copper assay results and the historical data, with a low bias (1.0%) noted between the two sets of data.

In July 2012, Entrée completed a double data entry validation program to validate historical Anaconda data, originally hand-entered into the drill hole database. Copper values from a random 6% selection (2,162 samples) of assay records related to the Ann Mason Project were re-entered into an Excel spread sheet and compared to copper results reported in the drill hole database. Twelve data errors were identified representing approximately a 0.6% error rate. Most of the errors identified are from poorly documented or illegible entries in the original data, however these types of errors are rare and do not represent a significant percentage of the overall database. The 2014-2015 infill drilling information, including assay, collar, downhole survey and lithology data, were also subjected to a data verification program. Acceptable error rates were achieved.

Dry bulk density measurements were completed by Entrée on drill core at both Ann Mason (4,181 samples) and Blue Hill (411 samples). Entrée tested all the samples in the Yerington core logging facility during 2011 and 2012, using a wax-coated immersion procedure. On January 30, 2012, Entrée submitted to ALS Minerals in Reno, Nevada, a suite of 30 rock samples for independent bulk density checks. The samples tested by ALS Minerals were not the same pieces used by Entrée, due to the residual wax coating remaining on original samples; instead, an adjacent sample from the same lithology and alteration type was used. ALS Minerals used a similar wax immersion technique, and the results showed a reasonable correlation with no significant bias noted between the two sets of results. Entrée completed specific gravity tests on samples in the Yerington core logging facility during the 2013 program and the 2014-2015 infill drilling program using the same wax-coated immersion procedure. ALS Minerals completed additional bulk density measurements as a check of Entrée's on-site measurements at its lab in Reno, Nevada. The results showed a reasonable correlation with no significant bias noted.

Ann Mason deposit data verification was undertaken by Amec Foster Wheeler. Entrée provided Amec Foster Wheeler with files prepared by Entrée, and its consultants' supporting sample collection, preparation and analysis procedures and quality control assessment. Amec Foster Wheeler reviewed the reports and made checks in order to develop an understanding of the mineralization styles and geological controls of the Ann Mason deposit and allow for an assessment of the quality of data. Amec Foster Wheeler completed a site visit in December 2014 and completed the following checks:

- Reviewed drilling, logging, sampling, analysis, and data storage procedures.

- Reviewed geological interpretations on cross sections and plan maps.

- Quick-logged several drill holes and compared with archived drill logs.

- Resurveyed several drill collar northings and eastings with a hand-held GPS and compared with database records.

- Inspected outcrops and compared with surface geology maps.

- Reviewed down hole survey records for unrealistic kinks.

- Reproduced statistics assessing sample assay accuracy and precision for several drill campaigns.

Amec Foster Wheeler concluded the drilling logging and sampling procedures are appropriate for the style of mineralization at Ann Mason, the assay data is reasonably accurate, and the database is reasonably free of errors and is suitable to support estimation of mineral resources. Furthermore, Amec Foster Wheeler is of the opinion that Entrée's sample preparation, security, and analytical procedures applied for the Ann Mason and Blue Hill data meet and in some cases exceed current industry accepted standards. QA/QC procedures applied have resulted in acceptable precision, accuracy, and contamination for the sampling completed by Entrée. Re-assay checks of historical data and database entry checks did not identify any significant biases or database quality issues. The wax-coat water immersion procedure used by Entrée to measure specific gravity is an appropriate method. The selection of samples for specific gravity measurement provides an adequate assessment of the variety of rock types encountered at Ann Mason. Comparison of Entrée's specific gravity results with specific gravity measurements made by independent commercial laboratories did not identify any significant biases.

AGP was responsible for Blue Hill drill hole assay database verification. AGP's 2012 site visit entailed brief reviews of the following:

- overview of the geology and exploration history of the project.

- current exploration program on the project.

- infill drill program for resource category conversion.

- visits to drill site and drill hole collars check survey.

- drill rig procedures, including core handling discussion.

- surveying (topography, collar, and downhole deviations).

- sample collection protocols at the core logging facility.

- sample transportation and sample chain of custody and security.

- core recovery.

- QA/QC program (insertion of standards, blanks, duplicates, etc.).

- monitoring of the QA/QC program.

- review of diamond drill core, core logging sheets, and core logging procedures (including commentary on typical lithologies, alteration and mineralization styles, and contact relationships at the various lithological boundaries).

- specific gravity sample collection and determination.

- geological and geotechnical database structure, and all procedures associated with populating the final assay database with information returned from the laboratory.

AGP concluded that the database is reasonably free of errors and is suitable to support estimation of mineral resources.

***Mineral Resource Estimates***

Ann Mason Deposit

In late 2014, Entrée contracted Amec Foster Wheeler, Vancouver, Canada to prepare an updated mineral resource estimate for the Ann Mason deposit, which was completed in September 2015.

The mineral resource estimate is based on approximately 56,268 metres of Entrée drilling in 78 holes (including 40 recent infill drill holes) and approximately 49,000 metres of historical drilling in 116 holes. The resource database also includes re-assaying of 6,142 samples from 44 historical Anaconda core holes, to allow molybdenum, gold, and silver values to be estimated. At a base case cut-off of 0.20% copper, the deposit is estimated to contain the following mineral resources (see Table 5 below).

**Table 5 – Mineral Resource Statement for the Ann Mason Deposit based on a 0.20% Copper Cut-off**

| Classification | Tonnage (Mt) | Grade | | | | Contained Metal | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Cu (%) | Mo (%) | Au (g/t) | Ag (g/t) | Cu (Mlb) | Mo (Mlb) | Au (Moz) | Ag (Moz) |
| Measured | 412 | 0.33 | 0.006 | 0.03 | 0.64 | 3,037.6 | 58.1 | 0.37 | 8.46 |
| Indicated | 988 | 0.31 | 0.006 | 0.03 | 0.66 | 6,853.3 | 128.5 | 0.97 | 21.00 |
| Measured and Indicated | 1,400 | 0.32 | 0.006 | 0.03 | 0.65 | 9,890.9 | 186.6 | 1.33 | 29.46 |
| Inferred | 623 | 0.29 | 0.007 | 0.03 | 0.66 | 3,987.2 | 96.2 | 0.58 | 13.16 |

**Notes:** Effective Date 9 September 2015, Peter Oshust, P.Geo. **1.** Mineral resources are reported within constraining pit shell developed using Whittle™ software. Assumptions include metal prices of $3.74/lb for copper, $13.23/lb for molybdenum, $1,495/oz for gold, and $23.58/oz for silver, process recoveries of 92% for copper, 50% for molybdenum, 50% for gold, and 55% for silver, mining cost of $1.09/t + $0.02/bench below 1605 metres, $5.82/t for processing, and $0.30/t for G&A. **2.** Assumptions include 100% mining recovery. **3.** An external dilution factor was not considered during this mineral resource estimation. **4.** Internal dilution within a 20 metre x 20 metre x 15 metre selective mining unit was considered. **5.** The 0.4% NSR royalty held by Sandstorm was not considered during the preparation of the constraining pit.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Peter Oshust, P.Geo., Principal Geologist of Amec Foster Wheeler prepared the mineral resource estimate. Mr. Oshust is a QP for the purposes of NI 43-101 and is independent of the Company. The mineral resource estimate was prepared in accordance with the May 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves. Geological interpretation completed by Entrée geologists was used as the basis for a three dimensional model created by Amec Foster Wheeler using Leapfrog™ geological modelling software. Three lithological units were modelled as well as three significant faults. Analysis of assay data within the lithological models demonstrated no significant lithological control over the grade distribution. A 0.15% grade shell was used as the primary control for the interpolation of copper. Two of the three modeled faults constrain portions of the 0.15% copper grade shell.

A block model was constructed in Vulcan™ software with block dimensions of 20 metres × 20 metres x 15 metres high. Copper, gold, silver, and molybdenum grades were interpolated into the blocks by ordinary kriging in three passes. Blocks were classified based on a combination of factors including the number of holes used for each block and the distance to the nearest composites. Validation of the estimated block model revealed no significant global or local grade biases.

Outlier analysis was completed on the copper, molybdenum, gold, and silver composites. Capping thresholds with the 0.15% grade shell are as follows: copper, 0.6%; molybdenum, 0.09%; gold, 0.27 g/t; silver, 4.6 g/t. Outlier restrictions were also applied to copper values outside of the 0.15% grade shell.

To assess reasonable prospects for eventual economic extraction, the Whittle™ pit optimiser software was utilized to prepare a conceptual pit design, constrained within property boundaries, with inputs on mining, processing, G&A, transportation and smelting and refining. Amec Foster Wheeler assumed that the Ann Mason deposit would be mined utilizing open pit mining methods under a conceptual scenario of 100,000 tonnes per day ("t/d") and using conventional flotation recovery methods to produce 27% copper concentrates and 55% molybdenum concentrates.

The conceptual pit also used the following assumptions:

- Metal prices of: $3.74/lb copper, $13.23/lb molybdenum, $1,495/oz gold and $23.58/oz silver.

- Metallurgical recovery assumptions of 92% for copper, 50% for molybdenum, 50% for gold and 55% for silver.

- Operating costs of $1.09/t for mining (plus $0.02/bench below 1,605 metres); $5.82/t for processing; and $0.30/t for G&A.

- Smelting, refining and transportation costs per tonne copper concentrate of $65.00, $0.065 and $90.00, respectively.

- Pit slopes of 52 degrees in the overlying volcanics and 44 degrees in the porphyry units.

- Mineral resources were tabulated within the pit at a cut-off grade of 0.20% copper.

The metal price assumptions used to develop the constraining pit shell are more optimistic than those used in the economic analysis of the 2015 PEA. The objective is to develop a constraining pit such that the mineral resources used in the 2015 PEA are a subset of the total mineral resources. Amec Foster Wheeler is of the opinion that the economic and technical assumptions are reasonable.

Blue Hill Deposit

The Blue Hill mineral resource estimate remains the same as the estimate published in the previous PEA (2012). Mineral resources at Blue Hill were estimated by Michael Waldegger, P.Geo. under the supervision of Pierre Desautels, P.Geo. of AGP. The estimate is based on copper, molybdenum, gold, and silver drill hole sample grades collected from a mix of core and RC drill holes. The resource is reported within a Lerchs Grossmann ("LG") pit shell, generated by AGP, and is based on Entrée's drilling of 30 RC and core holes totaling approximately 6,822 metres. In addition, the estimate incorporates approximately 2,381 metres of RC drilling (7 holes) and 1,057 metres of core drilling (2 holes) completed by PacMag, and 10 historic Anaconda RC and core holes totaling approximately 2,927 metres.

A total of 10 holes drilled in 2013 and 2015 were subsequently added to the database. Four of those holes were located in close proximity to the Blue Hill mineral resource but were considered not material to the overall Ann Mason Project. Therefore, the Blue Hill mineral resource estimate was not updated and remains the same as in the previous PEA.

The key parameters of the estimate are as follows:

- Domains were modelled in 3D to separate oxide, mixed, and primary mineralization from surrounding waste rock. The domains were modelled to a nominal 0.075% copper cut-off.

- High-grade outliers in the drill hole assay database were capped to 0.75% for copper, 0.03 g/t for gold, and 2 g/t for silver prior to compositing. No capping was applied to molybdenum.

- Drill hole assays were composited to five metre lengths interrupted by the overall mineralization boundary.

- Block grades for copper, molybdenum, gold, and silver were estimated from the drill hole composites using inverse distance weighted to the second power ("ID2") into 40 x 40 x 15 metre blocks coded by domain. Molybdenum, gold, and silver were estimated for sulphide blocks only.

- Dry bulk density was estimated globally for each domain from drill core samples collected throughout the deposit. The oxide and mixed zones were assigned a density of 2.57 tonnes per cubic metre ("t/m3") and the sulphide zone was assigned 2.62 t/m3.

- All blocks were classified as Inferred mineral resources in accordance to CIM definitions.

Mineral resources were reported within an LG pit shell, generated by AGP, above a copper cut-off of 0.10% for the oxide and mixed zones and 0.15% for the sulphide zone.

The general parameters of the LG pit are as follows:

- average gross metal values of:
  - $3.32/lb copper for oxide and mixed material, and
  - $3.16/lb copper, $12.12/lb molybdenum, $1,057/oz gold, and $13.58/oz silver for sulphide material.
- metallurgical recoveries of:
  - 81.7% leachable oxide copper,
  - 75% for mixed material, and
  - 92% copper, 50% molybdenum, 50% gold and 55% silver for sulphide material.
- mining costs:
  - oxide and mixed feed material - $1.30/t,
  - sulphide feed material - $1.13/t, and
  - all waste costs - $1.13/t.
- process and G&A costs of:
  - $5.06/t for oxide and mixed material, and
  - $6.22/t for sulphide material.
- pit slopes of 40 degrees in both the overlying volcanic and in the mineralized granodiorite.

Pit-constrained resources are reported separately for oxide, mixed and sulphide copper mineralization. The Blue Hill resource is currently 72.13 million tonnes ("Mt") grading 0.17% copper in the oxide and mixed zones and 49.86 Mt grading 0.23% copper in the sulphide material (Table 6). Mineral resources that are not mineral reserves do not have demonstrated economic viability.

**Table 6 – Blue Hill Inferred Mineral Resource (Effective Date July 31, 2012)**

| Zone | Cu Cut-off (%) | Tonnes (Mt) | Grade Cu (%) | Contained Cu (Mlb) | Mo (%) | Au (g/t) | Ag (g/t) |
|---|---|---|---|---|---|---|---|
| Oxide Zone | 0.10 | 47.44 | 0.17 | 179.37 | - | - | - |
| Mixed Zone | 0.10 | 24.69 | 0.18 | 98.12 | - | - | - |
| **Oxide + Mixed Zones** | **0.10** | **72.13** | **0.17** | **277.49** | **-** | **-** | **-** |
| **Sulphide Zone** | **0.15** | **49.86** | **0.23** | **253.46** | **0.005** | **0.01** | **0.3** |

Notes: **1.** Mineral resources are classified in accordance with the 2014 CIM Definition Standards for mineral resources and mineral reserves. **2.** Mineral resources do not include external dilution, nor was the tabulation of contained metal adjusted to reflect metallurgical recoveries. **3.** Tonnages are rounded to the nearest 10,000 tonnes, and grades are rounded to two decimal places. **4.** Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade, and contained metal content. **5.** Material quantities and grades are expressed in metric units, and contained metal in imperial units.

*Geotechnical*

Entrée retained BGC Engineering Inc. ("BGC") in association with AGP to undertake a geotechnical review of the proposed Ann Mason open pit. To accomplish this, BGC completed a site visit in February/March 2012. During the site visit, rock mass characterization was completed by reviewing available core, visiting the Yerington pit, located on an adjacent property owned by Singatse Peak Services LLC, and by examining the Ann Mason site with Entrée personnel.

The drill core that was reviewed from the Ann Mason deposit was primarily located in the area of mineralization; no drill core was available in the area of the proposed pit slopes. In addition, much of the drill core reviewed had been cut and sampled for assays. Drill core was HQ diameter and recovered with the "double tube" method, typical of exploration geology drilling. This method is adequate for geology logging and assay; however, the core can be disturbed and broken by the drilling process. As such, rock quality designations ("RQD") logged by Entrée as part of their basic data collection may under-represent the in-situ quality of rock mass due to this disturbance. BGC supplemented Entrée's data with observations of rock strength, fracture spacing, longest stick, and joint conditions for the sections of core reviewed.

Geotechnical data relevant to the open pit slopes is limited at this stage of study, typical of most mine development projects at the PEA stage. AGP concluded that Entrée's work on the geology of the site appears to be of good quality and its development of a fault model at this stage of study is commendable. The major data limitation identified in the review is a lack of geotechnical drilling information outside of the mineralized zone or proposed wall slopes. Geotechnical data in the area of the proposed pit slopes will be needed for future geotechnical evaluations.

The rock mass of the Ann Mason deposit was divided into three main geotechnical units:

- Tertiary volcanics (Domain I).

- Granodiorite of the Yerington batholiths (Domain II).

- Quartz monzonite porphyry of the Yerington batholiths (Domain II).

The overlying volcanics have limited the weathering of the underlying granodiorites and monzonites.

Bedding is the main geological structure observed in the volcanic rocks of the Ann Mason deposit. The bedding dips on average at 62° to the west. This west dip of the bedding is a result of the regional tilting due to the rotation of normal faulting. The main faults of the Ann Mason deposit are the Singatse Fault, the Montana Yerington Fault (1.5 kilometres east of pit), and several possible southeast-striking normal faults.

Pit slope configurations were provided to AGP by BGC for pit design work. This included overall slope angle, inter-ramp angle by domain, bench height, safety bench spacing, and width and bench face angles. The maximum inter-ramp height is limited at this stage of study to 150 metres in the Ann Mason deposit. Each 150 metres, an extra width "geotechnical berm" is to be applied which has a width of 32 metres.

The pit slope design indicated the following:

- Volcanics (Domain I)
  - inter-ramp angle = 52 degrees,

- o bench face angle = 67 degrees,

- o height between safety benches = 30 metres (double benched), and

- o width of safety bench = 11 metres.

- Porphyry (Domain II)

  - o inter-ramp angle = 39 degrees,

  - o bench face angle = 63 degrees,

  - o height between safety benches = 15 metres (single benched), and

  - o width of safety bench = 11 metres.

These have been incorporated in the current design.

BGC recommends the following:

- Future geotechnical studies should focus on geotechnical specific drill holes targeting the proposed wall rocks of the pit. A minimum of four inclined holes should be completed each of which may be up to 800 metres long. All holes should be "triple tube" coring system holes with splits in the core tube. HQ3 diameter core is preferred.

- Due to poorer rock mass quality throughout the deposit, all geotechnical holes should be surveyed with a borehole televiewer system.

- The hydrogeological system needs to be investigated going forward in the next study. Geotechnical mapping needs to be completed as well.

- Future geologic models should include interpretations of the main rock types, alteration zones, depth of weathered zones and major geological structures.

*Mining*

Ann Mason is envisioned as a large-scale conventional open pit mine, involving the development of a single pit with five pit phases. The mine life consists of a three-year pre-production period, followed by a 21-year production life, feeding the mill at a rate of 120,000 t/d. An increased mill throughput of 120,000 t/d (versus the previous PEA's 100,000 t/d) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization.

Mining will use conventional rotary drilling, blasting, and loading with large 56 m$^3$ cable shovels and 360-tonne trucks working on 15 metre benches.

The total mill throughput in the 2015 PEA mine plan is estimated to be 835 Mt at 0.30% copper, 0.005% molybdenum, 0.03 g/t gold and 0.59 g/t silver of Measured and Indicated material, and 42 Mt at 0.27% copper, 0.005% molybdenum, 0.03 g/t gold and 0.58 g/t silver of Inferred material. To capture the value of the multi metals, a net value per tonne was estimated for each block for LG shell generation and cut-off application. The net value per tonne incorporates grade and recovery data for the four payable metals (copper, molybdenum, gold, and silver), smelter terms and downstream costs. The net value cut-off used for mine planning approximates a 0.145% copper-only cut-off.

The mine plan targeted a 20 to 25 year mine life and as such represents a near surface, relatively low strip ratio, subset of the updated mineral resources. Some material previously categorized as waste has now been upgraded to mill feed, as a result of the recent drilling and the new resource model. The LOM waste to mill feed strip ratio is now 2.01:1 (including pre-strip) compared to 2.16:1 in the previous PEA. Pit slopes are variable depending on the geotechnical parameters of the rock types and range from 50 degrees in the overlying volcanic rocks, to 37 degrees in rocks that host the porphyry mineralization.

The high ratio of Measured plus Indicated to Inferred material in the mine plan emphasizes the high confidence of the resource base used for the 2015 PEA and limits the amount of additional drilling required prior to proceeding to a Pre-Feasibility level. The relative quantities of each classification by pit phase are shown in Table 7 below.

**Table 7 – DCF Tonnes and Grade by Phase and Category**

| Phase | Measured (%) | Indicated (%) | Inferred (%) |
|---|---|---|---|
| 1 | 94.9 | 4.9 | 0.2 |
| 2 | 73.4 | 24.0 | 2.6 |
| 3 | 40.5 | 52.7 | 6.8 |
| 4 | 40.6 | 55.9 | 3.5 |
| 5 | 23.9 | 66.7 | 9.4 |
| **Total** | **43.9** | **51.3** | **4.9** |

Operating costs for the open pit are expected to average $1.50/t total material over the LOM or $4.13/t of mill feed. At the peak of material movement in Years 1 to 7, the major equipment fleet is expected to consist of seven 311 millimetre drills, two 41 $m^3$ front-end loaders, four 58 $m^3$ electric cable shovels and forty 360-tonne trucks. A typical fleet of support equipment (track dozers, rubber tired dozers, graders) are utilized to assist development and maintenance of the mining operation.

Pre-stripping operations will begin in Year -3 and by Year 1, 9.6 Mt of mill feed will have been stockpiled in preparation for the mill start up. This stockpile will be rehandled to the mill in Year 1. For Year 1, a plant capacity of 88,000 t/d or 32 million tonnes per annum ("Mt/a") was used to allow for ramp up. Subsequent years will be at the nominal capacity of 120,000 t/d or 43 Mt/a.

Waste material will be placed to the southwest of the Ann Mason pit in a waste rock management facility ("WRMF"). For the 2015 PEA, waste materials have been assumed to be non-acid generating based upon a review of sulphur present in the deposit. This assumption will need to be confirmed in subsequent levels of study beyond the 2015 PEA. Material in the pre-stripping phase will also be directed to two of the tailings dams to reduce quarrying costs during construction.

Reclamation of the WRMF will be concurrent with mining. The final height of this facility will be at elevation 1680 for an overall maximum height of 210 metres.

***Metallurgy and Process***

<u>Ann Mason Deposit</u>

Metallurgical testwork was conducted in 2011 and 2012 at Metcon Research in Tucson, Arizona and a comprehensive metallurgical test program was completed more recently at SGS Minerals Services in Lakefield, Ontario (the "2015 Met Program"). The 2015 Met Program used 1,700 kilograms of split core and assay reject samples from the Ann Mason deposit. Work was initiated in April, 2015 with final results completed in January 2016. The 2015 Met Program has advanced the metallurgical understanding of Ann Mason mineralization to a level that will support a future Pre-Feasibility study, by selecting a larger, more significant sample set to include various geometallurgical domains and production periods. In addition, the work further supports the process concept that the Ann Mason mineralized material is amenable to concentration by conventional grinding and froth flotation.

The 2015 Met Program scope included a comprehensive grindability study, including JK drop-weight testing, which provided input parameters for process modelling of the SAG/ball mill circuit. Downstream flowsheet optimization consisted of locked cycle flotation testing, a liquid/solid separation study for tailings and concentrate, and final product characterisation.

Results from the SGS locked cycle tests on the domain composites show very similar metal recoveries as those used in the previous PEA; however, the recent flotation testwork has shown that a coarser grind size (P80 155 µm) than used in the previous PEA (P80 120 µm) can be used with a minor impact on average copper recovery. This has significantly improved the process operating costs by lowering power requirements, as well as decreasing the consumption of grinding media and liners in the ball mill. Further reduction in operating costs has also been achieved through simplification of the reagent scheme.

In addition, grindability work has confirmed that the feed material is of moderate hardness, with average Bond Rod Work Index and Bond Ball Work Index values of 15.6 kilowatt-hours per tonne ("kWh/t") and 15.5 kWh/t, respectively.

Locked cycle flotation testing has demonstrated that a simple flotation flow sheet with moderate grinds, three stages of cleaning, and low reagent additions is able to generate a saleable copper concentrate, with no penalty elements identified.

The main conclusions of the 2015 Met Program are as follows:

- Grindability testing, consisting of Bond Ball Work Index, Bond Rod Work Index, Abrasion Index, SAG Mill Competency, Crushing Work Index, and JK Drop-Weight testing was conducted on selected composites from the program. Results indicated that samples from the deposit are medium to hard when compared with database averages. The variability of results appears moderate and no unusually competent domains or zones of the deposit were identified in the samples tested. The results provide a basis for modeling and design of the comminution circuit.

- Initial compositing of gypsum and non-gypsum rejects from the chalcopyrite domain indicated that the presence of gypsum did not have any effect on copper recovery by flotation. Similarly, concentrate grade was found to be more influenced by pyrite content rather than gypsum. The grindability program showed the gypsum sample to be slightly more competent than other samples within the test set.

- Flotation flowsheet development was carried out on the domain composites, primarily chalcopyrite. From the baseline conditions established in 2012, the current program improved the flowsheet in two key areas:

  o coarsening of the primary grind, from a P80 of 120µm to 155 µm, and

  o simplifying the reagent suite, including elimination of specialty Cytec collector MX-3045. The number of cleaner stages was increased to three, and a small amount of CMC was added to the cleaners to control slimes.

- In total, five locked cycle tests were carried out, two each on the chalcopyrite and pyrite composites, and one on the bornite composite. All tests achieved excellent mass and metal accountability, as well as good stability in the last four stages. An average metallurgical projection was generated based on the results of the locked cycle work.

- Production composites from the periods Year 1-3 and Year 4-9 were subjected to rougher and cleaner batch flotation tests. The results were comparable to the domain composites, but slightly elevated levels of oxide copper were detected in the Year 1-3 composite.

- Variability testing consisted of 11 separate composites representing different spatial zones, as well as lithological and grade differences. Grindability testing of six of the variability composites displayed a relatively tight distribution of results, with Bond Ball Work Index values ranging from 15.2 to 17.5 kWh/t.

Flotation tests were conducted on 10 of the variability composites and indicated that copper grade and pyrite content were the most important indicators of copper recovery and final concentrate grade, as observed in the test work on the domain and production composites.

- Test work aimed at developing the copper-molybdenum separation circuit has not yet achieved the target final concentrate molybdenum grade of 50% molybdenum. The work was successful at achieving high open circuit molybdenum recovery in both the rougher and cleaner stages, as well as demonstrating excellent rejection of copper to the combined tailings. Excess slimes flotation in the bulk cleaners is believed to be the result of overgrinding of the bulk rougher concentrate as part of the copper cleaning stage. Some graphitic carbon was identified in the final molybdenum concentrate produced in this program, but it is not expected to be a significant impediment to either final grade or saleability of the concentrate product.

- Settling and filtration tests were carried out on combined tailings samples of the Year 1-3 and Year 4-9. Both composites responded well to the anionic polyacrylamide flocculant Magnafloc 10, which is widely used in this type of application. The Year 1-3 composite demonstrated poorer settling characteristics, as compared to the later production material, requiring a higher flocculant dose and achieving a lower underflow density. Both composites were successful in reaching final cake moisture concentrations of ~15% during vacuum filtration tests, with the near-surface sample requiring a larger unit filtration area.

- Copper concentrate settling and filtration testing indicated that effective settling could be achieved also using Magnafloc 10. Vacuum filtration rates for the concentrate were found to be slow, but improved significantly with the addition of filter aid.

- Minor element analysis was conducted on concentrate samples from the domain and production composites. No elements of concern were noted, although a few composites returned slightly elevated mercury concentrations, as high as 14.1 parts per million, which may incur a small penalty depending on the specific terms of the smelter agreement.

- Preliminary environmental characterisation was carried out by ABA and TCLP testing on the production composite tailings samples. The results indicated that the tailings tested are potentially non-acid generating (NAG), and did not exceed Schedule 4 limits for toxicity.

The proposed flowsheet for the processing plant consists of a conventional SAG/Ball milling circuit to generate a flotation feed product P80 of approximately 155 µm. The flotation circuit would produce separate copper and molybdenum concentrate products for dewatering and shipment to third party smelters. LOM average mill feed would consist primarily of material from the chalcopyrite (46%) and bornite (41%) domains, with a lesser amount from the pyrite zone (13%). Table 8 presents a summary of the LOM metallurgical projection for the Ann Mason deposit. Grades and recoveries are based on the results of the locked-cycle flotation tests from the 2015 Met Program testwork.

**Table 8 – Projected Life of Mine Grades and Recoveries for the Copper and Molybdenum Concentrates**

| Product | Grade | | | | Recovery, % | | | |
|---|---|---|---|---|---|---|---|---|
| | Cu, % | Mo, % | Au, g/t | Ag, g/t | Cu | Mo | Au | Ag |
| Cu Concentrate | 30.0 | 0.1 | 1.65 | 36.0 | 92.0 | 17.1 | 57.0 | 55.0 |
| Mo Concentrate | 2.5 | 50.0 | 0.6 | 15 | 0.1 | 50.0 | 0.2 | 0.2 |

In addition to the estimates given above, additional projections for copper concentrate grades and recoveries have been calculated for the production periods Year 1-3 and Year 4-9. The locked cycle test results presented in Table 9 were used to provide a weighted average concentrate and recovery estimate for the two production periods (note that copper recovery from the pyrite zone was adjusted to 90% due to the low head grade of the domain composite).

**Table 9 – Projected Grades and Recoveries for the Copper Concentrate for the Production Periods Year 1-3 & 4-9**

| Product | Grade | | | Recovery, % | | |
|---|---|---|---|---|---|---|
| | Cu, % | Au, g/t | Ag, g/t | Cu | Au | Ag |
| Cu Conc – Yr 1-3 | 27.3 | 1.32 | 32.2 | 91.8 | 57.0 | 55.0 |
| Cu Conc – Yr 4-9 | 28.5 | 1.81 | 41.6 | 91.6 | 57.0 | 55.0 |

Calculated concentrate copper grades for both production periods are lower than 30%, but the estimates are believed to be conservative, due to limitations of the lab equipment when working with low concentrate mass recovery. Test work in 2012 on higher grade composites achieved locked-cycle concentrates as high as 36% copper, and such grades would be reasonable to expect in a properly sized process plant when treating the bornite rich zones of the deposit.

Based on the results of the testwork, a PEA level plant design was completed to process the Ann Mason sulphide material at a nominal rate of 120,000 t/d. The design combines industry standard unit process operations consisting of primary crushing, SAG milling, closed circuit ball milling, copper-molybdenum bulk rougher flotation, concentrate regrinding, copper-molybdenum cleaner flotation, copper-molybdenum separation flotation, and product and tailings dewatering.

The results of this work will be used to further advance the understanding of the metallurgy of the Ann Mason deposit, and to optimize the flowsheet accordingly.

Blue Hill Deposit

In 2012, Metcon completed column leach testing of four composite samples composed of split drill core from the Blue Hill deposit. The objective of the program was to determine the amenability of Blue Hill samples to heap leaching, including copper extraction and acid consumption data.

Three of the composites were from oxide-style mineralization, with calculated head grades ranging between 0.13% copper and 0.25% copper. The fourth was from mixed oxide-sulphide mineralization grading 0.17% copper. Size-by-size analysis of the column head samples crushed to a P80 of ¾" indicated significant upgrading of the copper values in the -2 mm fraction.

Mineralogical characterization of the oxide sample was conducted by Tescan Integrated Mineral Analysis ("TIMA"), which provides semi-quantitative results using an automated scanning electron microsope. The results indicated that copper was predominantly present as chrysocolla and other minerals including goethite, calcanthite, brocanthite, malachite, and tennantite. The remaining copper is contained as minor amounts of sulphides (chalcopyrite, covellite, bornite).

The samples were crushed to a P80 of ¾" and acid addition requirements were determined using bottle roll testing and static leaching. A 40 kg charge of each composite was loaded into separate 3 metre x 10 centimetre diameter columns. The column charges were acid agglomerated and cured for five days prior to the onset of irrigation at a flow rate of 7.33 L/h/m2 and a sulphuric acid concentration of 7 g/L.

After a 91-day leach cycle, the columns yielded recoveries ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite. The average recovery of the four composites was 84.8%. All composites showed very fast recovery rates, with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leaching. Sulphuric acid consumption in the four columns ranged between 8.37 kg/kg copper and 15.49 kg/kg copper, and averaged 11.95 kg/kg copper.

For all of the tests, rapid copper extraction was observed at the onset of column irrigation, indicating that significant copper mineral dissolution had occurred during the agglomeration and curing stages. By the third week of leaching extraction, kinetics declined dramatically, but slow progress continued until the end of the test. High copper extractions and fast kinetics are believed to be attributable to the copper mineralization being localized in the fracture zones of the host rock. Hence, a moderate crush size was successful at opening up the mineral surfaces to attack by acid leaching.

Additional column leach testing of the Blue Hill oxide zone is recommended.

### *Infrastructure and Site Layout*

A site layout has been prepared to illustrate the proposed location of required infrastructure, mining, and processing facilities for the Ann Mason Project (Figure 4).

**Figure 4 - Ann Mason Project Site Layout**


TAILINGS DAM
TAILINGS DAM
MINE ACCESS ROAD
TAILINGS MANAGEMENT FACILITY
TAILINGS DAM
TAILINGS DAM
BLUE HILL RESOURCE
OPEN PIT
WASTE ROCK MANAGEMENT FACILITY
Entrée Gold Inc.
ANN MASON PROJECT
0 500 1000
Site Plan
AUTHOR: S.B.D.
DATE: October 2015

The mill is to be constructed to the northeast of the open pit and consists of a process plant and the supporting infrastructure for mining operations. A mining equipment garage, as well as mine dry, offices, and warehouse, are also included in the site complex. Access to the site will be via an upgraded access road to the northeast of the project.

The anticipated power demand will be 105 megawatts ("MW") during peak production. Following upgrades to electrical substations and transmission lines in Yerington and Smith Valley, currently being planned by Nevada Entergy, power can come from the proposed NV Energy, 60 kV transmission line (120 kV capacity) servicing Smith Valley. A tap from this line will be constructed along with six kilometres of new 120 kV line to service the site. The line will feed two main substation transformers.

The proposed tailings management facility ("TMF") is illustrated in Figure 4 above. This arrangement provided the lowest height for the tailings dams and added security by keying the tailings dams into rock contacts for increased stability. Further study on this layout is required in later levels of study.

The principal objective of the TMF is to provide secure containment of all the tailings solids generated by the milling process. The facility must accommodate 685.5 Mm$^3$ of tailings.

The tailings dam design for this study considers four separate structures. Three of these will be constructed entirely of rock fill with the fourth a combination of rock fill and cyclone tailings. The South Dam will be the dam with the combination of materials. The volume in the South Dam is estimated at 94.6 Mm3 of which 21.8 Mm3 will be rock. This dam is active the entire mine life.

The tailings slurry will be pumped via a 5 kilometre pipeline from the plant to the South Dam. Tailings will be distributed to a series of cyclones on the dam crest and used to construct the dam further. Process water will be reclaimed from the TMF pond and returned to the plant via a dedicated reclaim water pumpset and pipeline.

The design height of the South Dam is the 1,650 metre level, which results in a maximum height of 125 metres. End of mine life freeboard has been designed at 5 metres.

The TMF pond plays a key role in the site water management by providing buffering of process water, direct precipitation, and runoff.

Surface diversion ditches along the western edge of the TMF have been included to capture and divert water away from the TMF without contact and released back into the environment. Seepage collection ponds and pumping systems are considered in the costing for each of the dams. This seepage will be returned to the process plant via the reclaim water system or returned to the TMF.

The effect of evaporation and a final water balance have not been completed for the 2015 PEA, but will be required in the next levels of study as the Ann Mason Project advances.

The plant site drainage will be collected in a settling pond with disposal to the process water pond. Wash bay drainage will be directed to an adjacent settling pond and pumped to the TMF. Mine water collection will be pumped to a small settling pond near the primary crusher. The water will be used for dust control on the road surfaces. Excess water will be sent to the TMF. Surface drainage will be diverted away from the mine where possible to ensure contact with active mining areas does not occur. If contact does occur, it will be directed to the mine-settling pond.

### *Capital and Operating Costs*

Capital Costs

Table 10 shows a summary of the capital costs for the Ann Mason Project.

The pre-production capital cost estimate includes the open pit mine capital expenditures, capitalized pre-production stripping, a 120,000 t/d processing  plant, infrastructure (including a tailings facility, power improvements, water and roads), environmental costs, owner's and indirect costs and contingency. The open pit mine equipment is assumed leased; therefore, only the down-payment portion and lease payments during pre-stripping activities are considered in the mine capital costs.

Sustaining capital cost includes the down payment portion of LOM mine equipment replacement, tailings expansions, infrastructure upgrades and reclamation costs.

Development capital costs show a slight increase (5.5%) over the previous PEA capital ($1,351 million versus $1,283 million). This is attributed to the increase from 100,000 t/d to 120,000 t/d throughput, but offset by leasing of key mine equipment. Capital costs over the life of mine have now been reduced by 16.8%, compared to the previous PEA ($1,542 million versus $1,845 million) primarily attributed to leasing of the mine equipment.

Initial capital and sustaining capital costs summarized below in Table 10 were estimated using Q2 2015 data and pricing.

**Table 10 – Summary of Ann Mason 2015 PEA Capital Cost Estimates**

| Category | Pre-Production and Year 1 Capital ($M) | Sustaining Capital (Years 2-21) ($M) | Total Capital ($M) |
|---|---|---|---|
| Open Pit | 450.6 | 88.7 | 539.3 |
| Processing | 452.2 | 4.5 | 456.7 |
| Infrastructure | 180.7 | 24.5 | 205.1 |
| Environmental | 2.1 | 68.5 | 70.6 |
| Owner's and Indirect Costs | 162.7 | 1.6 | 164.3 |
| Contingency | 102.8 | 3.2 | 106.0 |
| **Total** | **1,351.0** | **191.0** | **1,542.0** |

**Note:** Total reported values in table are rounded.

Operating Costs

Operating costs were developed for a 120,000 t/d mining and milling operation with a 21-year milling life. The pre-strip requirements add an additional three years prior to milling commencement.

Total Years 1 to 21 operating costs for the Ann Mason Project are estimated to be $9.92/t of mill feed on a pre-tax basis (post-tax $11.34/t). Mining costs were estimated as $1.50/t mined, inclusive of equipment lease payments. LOM copper pre-tax cash costs are $1.72/lb on a copper only basis, or $1.49/lb net of by-product (molybdenum, gold and silver) credits. LOM AISC are $1.79/lb on a copper only basis, or $1.57/lb net of by-product (molybdenum, gold and silver) credits. Table 11 shows a breakdown of the operating cost categories for Years 1 to 21 on an average cost per tonne of mill feed basis.

All prices in the 2015 PEA are quoted in Q2 2015 United State dollars unless otherwise noted. Diesel fuel pricing is estimated at $0.80/L using a $75/barrel reference price. This estimate was derived from a price quotation for off-road diesel fuel delivered to site with applicable taxes considered. The price for electrical power was set at $0.064/kWh, based on current Nevada industrial pricing.

G&A costs are based on an average of 53 people (16 staff and 37 hourly). Additional charges, such as public relations, recruitment, logistics, and busing, are also included in the G&A costs. Mine employees will be located in the immediate area, and no camp will be provided or required.

Concentrate transportation costs are estimated using values from logistics firms. Delivery of the concentrate will be by bulk trailers and hauled either to the port of Stockton, California, or by truck/rail to Coos Bay, Oregon, or Vancouver, Washington, for delivery to customers overseas. The molybdenum concentrate will be stored in tote bags and delivered to locations in the United States, either Arizona or Pennsylvania.

Port costs consider the handling of the bulk material, assaying, and cost of the referee on the concentrate grade.

Shipping to smelter cost is based on current seaborne rates for delivery to various smelters in the Pacific Rim for the copper concentrate.

A summary of all the operating cost categories on a cost per tonne mill feed basis over the total mill feed tonnage is shown in Table 11. Costs associated with those items directly attributable to the concentrate are reported in cost per tonne of concentrate.

**Table 11 – Summary of Ann Mason Operating Costs Year 1 – 21**

| Category | Mined ($/t) | Mill Feed ($/t) | Cu Concentrate ($/t) |
|---|---|---|---|
| Mining (mill feed and waste) | 1.50 | 4.13 | 455 |
| Processing | - | 4.59 | 506 |
| G&A | - | 0.26 | 29 |
| **Subtotal On-Site Costs** | **-** | **8.98** | **990** |
| Transportation, Port Costs, Shipping | - | 0.87 | 96 |
| Royalties | - | 0.07 | 7 |
| Total Pre-Tax Operating Cost | - | 9.92 | 1,093 |
| Taxes | - | 1.42 | 157 |
| **Total Post-Tax Operating Cost** | **-** | **11.34** | **1,250** |

*Economic Analysis*

The 2015 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2015 PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The analysis is based on a LOM plan for 21 years at a processing rate of 120,000 t/d. An increased mill throughput of 120,000 t/d (versus the previous PEA's 100,000 t/d) allows better utilization of the lower grade mill feed resulting in a more logical mining sequence and better mine fleet capital utilization. The capital increase to support the larger throughput is approximately 5% higher than that reported in the previous PEA, offset by a 12.5% increase in average annual copper production, a nearly 10% increase in average annual post-tax free cash flow and a 12% increase in project net present value ("NPV"). New metallurgical process parameters resulted in significant savings in processing operating costs-per-tonne ($5.13/t in the previous PEA versus $4.59/t in the 2015 PEA).

All prices are quoted in Q2 2015 United States dollars unless otherwise noted.

The tonnes and grades from the five-phase design for the open pit phases were used in the discounted cash flow ("DCF") analysis. The breakdown of Measured, Indicated, and Inferred material utilized in the analysis is shown in Table 7 above to highlight the percentage of material currently in the Measured and Indicated category. A total of 95.1% of the material in the DCF is currently in the Measured and Indicated category. Two additional phases were designed, complete with access, but while still economic, did not benefit the NPV of the overall Ann Mason Project at current metal prices. These demonstrate upside potential for the mine.

Table 12 shows the various metal price scenarios evaluated in the 2015 PEA.

**Table 12 – Metal Prices by Scenario**

| Metal | Unit | Low Case | Base Case | High Case |
|---|---|---|---|---|
| Copper | $/lb | 2.75 | 3.00 | 3.25 |
| Molybdenum | $/lb | 9.00 | 11.00 | 13.00 |
| Silver | $/oz | 15.00 | 20.00 | 25.00 |
| Gold | $/oz | 1,100.00 | 1,200.00 | 1,300.00 |

The Base Case is the scenario chosen by AGP and Entrée, with the other scenarios used for price sensitivities. The pre-tax results for the Base Case indicate the potential for a NPV7.5 of $1,158 million with an IRR of 15.8%. The payback period is 6.4 years, with payback occurring in the seventh year of production (Table 13 below). The post-tax results for the Base Case indicate the potential for a NPV7.5 of $770 million with an IRR of 13.7%. The payback period is 6.9 years, with payback occurring in the seventh year of production (Table 13 below).

**Table 13 – Discounted Cash Flow Results**

| Cost Category | Unit | Low Case | Base Case | High Case |
|---|---|---|---|---|
| *Operating Costs* | | | | |
| Open Pit Mining | ($M) | 3,625.0 | 3,625.0 | 3,625.0 |
| Processing | ($M) | 4,027.3 | 4,027.3 | 4,027.3 |
| G&A | ($M) | 254.8 | 254.8 | 254.8 |
| Concentrate Trucking | ($M) | 521.8 | 521.8 | 521.8 |
| Port Costs | ($M) | 43.3 | 43.3 | 43.3 |
| Shipping to Smelter | ($M) | 199.0 | 199.0 | 199.0 |
| **Subtotal Operating Costs** | **($M)** | **8,671.2** | **8,671.2** | **8,671.2** |
| *Capital Costs* | | | | |
| Open Pit Mining | ($M) | 539.3 | 539.3 | 539.3 |
| Processing | ($M) | 456.7 | 456.7 | 456.7 |
| Infrastructure | ($M) | 205.1 | 205.1 | 205.1 |
| Environmental Costs | ($M) | 70.6 | 70.6 | 70.6 |
| Indirect | ($M) | 164.3 | 164.3 | 164.3 |
| Contingency | ($M) | 106.0 | 106.0 | 106.0 |
| **Subtotal Capital Costs** | **($M)** | **1,542.0** | **1,542.0** | **1,542.0** |
| Revenue (after smelting, refining, roasting, payables) | ($M) | 13,840.2 | 15,285.5 | 16,730.7 |
| Royalties (0.4%) | ($M) | 52.3 | 58.1 | 63.9 |
| Net Revenue( less Royalties) | ($M) | 13,787.9 | 15,227.4 | 16,666.9 |
| Pre-Tax Net Cash Flow (Revenue-Operating-Capital) | ($M) | 3,574.7 | 5,014.2 | 6,453.7 |
| **Total Tax** | **($M)** | **844.8** | **1,241.4** | **1,659.1** |
| Post-Tax Net Cash Flow | ($M) | 2,730.0 | 3,772.8 | 4,794.6 |
| *Net Present Value (Pre-Tax)* | | | | |
| NPV @ 5% | ($M) | 1,184 | 1,937 | 2,690 |
| NPV @ 7.5% | ($M) | 591 | 1,158 | 1,724 |
| NPV @ 10% | ($M) | 205 | 641 | 1,078 |
| IRR | (%) | 11.9 | 15.8 | 19.4 |
| Payback Period | Years (Year paid) | 8.3 (Yr 9) | 6.4 (Yr 7) | 5.2 (Yr 6) |
| *Net Present Value (Post-Tax)* | | | | |
| NPV @ 5% | ($M) | 815 | 1,379 | 1,928 |
| NPV @ 7.5% | ($M) | 339 | 770 | 1,189 |
| NPV @ 10% | ($M) | 30 | 366 | 694 |
| IRR | (%) | 10.3 | 13.7 | 16.8 |
| Payback Period | Years (Year paid) | 8.7 (Yr 9) | 6.9 (Yr 7) | 5.7 (Yr 6) |

Potential revenue from the various metal streams with the Base Case pricing had copper as the dominant value from the deposit at $14.2 billion or 92.6% of the total revenue. This is followed by gold at $509 million for 3.3% of the revenue, molybdenum at $453 million for 3.0% of the revenue, and silver at $168 million (1.1%).

The metal terms considered copper smelting to cost $80/dmt and refining to cost $0.080/lb for an average concentrate grade of 30%. The molybdenum roasting fees would be $1.15/lb with 99% payable. Silver and gold would both be payable at 97% with refining charges of $1.00/oz silver and $10.00 /oz gold. Table 14 shows other key production statistics developed as part of the analysis.

**Table 14 – Ann Mason Key Metal Production Statistics and Cash Costs**

| Cost Category | Unit | Value | |
|---|---|---|---|
| *Mill Feed* | | | |
| Rate | t/d | 120,000 | |
| Grade | Cu% | 0.30 | |
| **Total Operating Cost** | **($/t mill feed)** | **9.92** | |
| Mine Life | (years) | 21 | |
| Initial Capital Costs (Year -3, Year -2, Year -1) | ($M) | 1,177.7 | |
| Year 1 Capital Costs | ($M) | 173.4 | |
| Sustaining Capital Cost | ($M) | 191.0 | |
| **Total Mine Capital** | **($M)** | **1,542.0** | |
| *Payable Copper* | | | |
| Initial 5 Years Average Annual Production | (Mlb) | 229 | |
| Average Annual Production – LOM | (Mlb) | 241 | |
| **Total LOM Production** | **(Mlb)** | **5,065** | |
| *Payable Molybdenum* | | | |
| Initial 5 Years Average Annual Production | (Mlb) | 2.2 | |
| Average Annual Production – LOM | (Mlb) | 2.2 | |
| **Total LOM Production** | **(Mlb)** | **46.0** | |
| *Recovered Precious Metals* | | **Gold** | **Silver** |
| Initial 5 years Average Annual Production | (oz) | 13,500 | 302,200 |
| Average Annual Production - LOM | (oz) | 21,000 | 434,400 |
| **Total LOM Production** | **(oz)** | **441,300** | **9,122,800** |
| *Copper Concentrate* | | | |
| Initial 5 Years Average Annual Production | (dmt) | 360,000 | |
| Average Annual Production – LOM | (dmt) | 379,100 | |
| **Total LOM Production** | **(dmt)** | **7,961,600** | |
| *Molybdenum Concentrate* | | | |
| Initial 5 Years Average Annual Production | (dmt) | 1,900 | |
| Average Annual Production – LOM | (dmt) | 1,800 | |
| **Total LOM Production** | **(dmt)** | **38,400** | |
| *Cash Costs – Year 1 to Year 5* | | *Pre-tax* | *Post-tax* |
| Copper Cash Cost without Credits (Mo, Au, Ag) | ($/lb) | 2.08 | 2.13 |
| Copper Cash Cost with Credits (Mo, Au, Ag) | ($/lb) | 1.89 | 1.94 |
| All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag) | ($/lb) | 2.28 | 2.32 |
| All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag) | ($/lb) | 2.09 | 2.13 |
| *Cash Costs – Year 1 to Year 21* | | *Pre-tax* | *Post-tax* |
| Copper Cash Cost without Credits (Mo, Au, Ag) | ($/lb) | 1.72 | 1.96 |
| Copper Cash Cost with Credits (Mo, Au, Ag) | ($/lb) | 1.49 | 1.74 |
| All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag) | ($/lb) | 1.78 | 2.03 |
| All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag) | ($/lb) | 1.56 | 1.81 |
| *Cash Costs – LOM* | | *Pre-tax* | *Post-tax* |
| Copper Cash Cost without Credits (Mo, Au, Ag) | ($/lb) | 1.72 | 1.96 |
| Copper Cash Cost with Credits (Mo, Au, Ag) | ($/lb) | 1.49 | 1.74 |
| All In Sustaining Cost (AISC) without Credits (Mo, Au, Ag) | ($/lb) | 1.79 | 2.04 |
| All In Sustaining Cost (AISC) with Credits (Mo, Au, Ag) | ($/lb) | 1.57 | 1.81 |
| *Net Annual Cash Flow* | | *Pre-tax* | *Post-tax* |
| Year 1 to Year 5 | ($M) | 161.6 | 151.3 |
| Year 1 to Year 21 | ($M) | 297.9 | 238.4 |
| LOM | ($M) | 200.6 | 150.9 |

Sensitivity to various inputs was examined on the Base Case. The items varied were recovery, metal prices, capital cost, and operating cost. The results of that analysis are shown in Figure 5 and Figure 6.

**Figure 5 – Spider Graph of Sensitivity of NPV7.5 (Post-Tax)**



**Figure 6 – Spider Graph of IRR Sensitivity (Post-Tax)**



The greatest sensitivity in the Ann Mason Project is metal price. The Base Case prices that are used consider a price of copper at $3.00/lb. A 10% reduction in metal price to $2.70 brings the NPV of the project to $279 million. A 10% increase in the copper price to $3.30 yields an NPV of $1,245 million. The -20% sensitivity on metal prices is roughly equivalent to a copper price of $2.40.

The second most sensitive parameter is recovery. To calculate the sensitivity to recovery, a percentage factor was applied to each metal recovery in the same proportion. Therefore, while sensitivity exists, actual practice may show less fluctuation than is considered in this analysis. Recovery test work has not indicated recoveries in the range of 74% which the -20% change in recovery would represent.  As copper represents 92.2% of the revenue, this large a swing in recovery has the obvious effect of influencing the project, but may not be realistic.

The operating cost is the next most sensitive item. With the mine being a bulk mining operation, focus on this cost is instrumental to maintaining attractive project economics. Any opportunity to shorten waste hauls would have a positive impact on the project economics.

The least most sensitive item is capital cost. While changes in the cost have an effect, in comparison to the other three parameters, its effect is more muted. If the capital costs go up by 20%, the post-tax NPV change from the Base Case drops to $508 million from $770 million.

The 0.4% NSR royalty payable to Sandstorm is included in the 2015 PEA.

### Environmental

Over the past several years, Entrée has continually focussed on advancing environmental studies and permitting for the Ann Mason Project. Baseline environmental studies, including biology (vegetation and wildlife), cultural resources, and WOUS wetland delineation, have been completed on approximately 4,063 ha (10,040 acres) of the project area. Reports on the survey results have been submitted to the BLM and the U.S. Army Corps of Engineers for review. No significant obstacles to the development of Ann Mason were identified in any of the baseline environmental studies completed to date.

Permits required for the development of Ann Mason include an approved Mining Plan of Operations from the BLM, Water Pollution Control and Reclamation Permits from the Nevada BMRR, an Air Quality Permit from the Nevada Bureau of Air Pollution Control and Conditional Use/Special Use Permits from Lyon and Douglas Counties.

Results of the baseline environmental studies will form part of an Environmental Impact Study ("EIS") of the project, as required by the National Environmental Policy Act ("NEPA"). Once Entrée completes a Pre-Feasibility study of the Ann Mason Project and submits its Mining Plan of Operations to the BLM for approval, an EIS will be required as part of the approval process. The BLM will be the lead agency under NEPA rules, and will only issue a final EIS after considering comments from the public and other agencies including the U.S. Environmental Protection Agency.

### Near Term Exploration and Development Plans

Entrée has completed several of the longer lead time items required to advance to a Pre-Feasibility level on the Ann Mason Project.  Future work should include a small amount of additional drilling to convert the remaining Inferred blocks within the Phase 5 pit to Measured and Indicated resources and to potentially extend mineralization within the current pit design to further reduce the strip ratio.  The main additional studies required prior to Pre-Feasibility include:

- Geotechnical, condemnation, water monitoring and exploration drilling.
- Environmental studies (socio-economic, air quality, acid rock drainage, hydrogeological).

- Engineering studies (mining, process, geotechnical, infrastructure, tailings, reclamation, operating and capital cost estimation, etc.).

Several other high-priority targets on the Ann Mason Project property require further exploration. These include possible extensions of the Ann Mason deposit, the Blue Hill, Roulette, and Blackjack (IP and copper-oxide) targets and the Minnesota copper skarn target. In the Blackjack area, induced polarization ("IP") and surface copper oxide exploration targets have been identified for drill testing. The Minnesota skarn target requires further drilling to test deeper IP and magnetic anomalies.

On the near-surface Blue Hill oxide target, copper oxide mineralization extends from surface to a maximum depth of 185 metres (average approximately 125 metres), over an area of 800 by 500 metres and remains open to the northwest and southeast. Drilling of the underlying sulphide target remains sparse, but has identified a target more than one kilometre in width which remains open in most directions with potential for expansion. Blue Hill has not been incorporated into the 2015 PEA, however, through additional drilling there is potential for the Blue Hill oxide copper deposit to be incorporated into the overall mine plan.

Entrée anticipates minimal field work in 2016 pending improvement in metal prices and in the mining investment environment. The Company is continuing to consider strategic partnerships, joint ventures and similar arrangements that would help facilitate the development of the project.

## MONGOLIA

### *Entrée/Oyu Tolgoi JV Property and Shivee West*

Bernard Peters, B.Eng. (Mining), FAusIMM, employed by OreWin Pty Ltd ("OreWin") as Technical Director – Mining, and a QP as defined in NI 43-101, has approved the scientific and technical information in this section of the AIF.

The Entrée/Oyu Tolgoi JV Property and Shivee West are collectively referred to as "Lookout Hill". Lookout Hill is comprised of two mining licences, Shivee Tolgoi and Javhlant, which are held by a wholly owned subsidiary, Entrée LLC.

The Shivee Tolgoi and Javhlant mining licences are divided between Entrée and the Entrée/Oyu Tolgoi JV as follows (Figure 1 above):

- The Entrée/Oyu Tolgoi JV covers 39,807 ha consisting of the eastern portion of the Shivee Tolgoi and all of the Javhlant mining licences. The Entrée/Oyu Tolgoi JV Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC's Oyu Tolgoi mining licence. The Entrée/Oyu Tolgoi JV Property hosts the Hugo North Extension deposit and the Heruga deposit. OTLLC is the manager of the Entrée/Oyu Tolgoi JV.

- Shivee West covers an area of 23,114 ha. Shivee West is 100% owned by Entrée, but is subject to a first right of refusal by OTLLC. In October 2015, as part of efforts to manage cash reserves, Entrée voluntarily surrendered the westernmost 12,060 hectares of Shivee West, reducing its area from 35,173 hectares.

The original Javhlant and Shivee Tolgoi exploration licences were converted to mining licences by MRAM in October 2009 as a condition precedent to the Oyu Tolgoi Investment Agreement.

A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years). After issuance of a mining licence, holders are required to pay to the Mongolian Government an annual licence fee for gold or base metal projects. The annual licence fee to keep the Shivee Tolgoi and Javhlant mining licences in good standing is approximately $944,000, based on a rate of $15.00 per hectare.

The following table is a summary of the mining licences and their renewal status:

| Licence Name | Licence Number | Date Granted | Renewal Date | Expiration Date |
|---|---|---|---|---|
| Javhlant | 15225A | October 27, 2009 | October 27, 2039 | To Be Determined |
| Shivee Tolgoi | 15226A | October 27, 2009 | October 27, 2039 | To Be Determined |

On March 30, 2016, the Company filed LHTR16, titled "Lookout Hill Feasibility Study Update", dated March 29, 2016. LHTR16 was prepared by OreWin. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Lookout Hill property, reference should be made to the full text of LHTR16, which is available for review on SEDAR located at www.sedar.com or on www.entreegold.com.

*Property Location and Accessibility*

The Lookout Hill property is located within the Aimag (Province) of Ömnögovi in the South Gobi region of Mongolia, about 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The property is centred at approximately latitude 43°02′ N and longitude, 106°45′ E, or UTM coordinates 4,766,000 mN and 644,000 mE, with datum set to WGS-84, Zone 48N.

Road access to the property follows well-defined roads directly south from Ulaanbaatar requiring approximately 8-12 hours travel time in a four wheel drive vehicle. Mongolian rail service and a large electric power line lie 350 kilometres east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 kilometres south of Lookout Hill. OTLLC has constructed a 105 kilometre road from the site to the border. OTLLC has constructed a 3.25 kilometre concrete airstrip and the site is serviced by charter and scheduled flights to and from Ulaanbaatar. Ulaanbaatar has an international airport, and Tsogt Tsetsii and the aimag capital of Dalanzadgad have regional airports.

There are few permanent inhabitants living within the boundaries of Lookout Hill and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée periodically engages in small programs of basic infrastructure improvements to assist the nearby communities in the vicinity of the property. In addition, Entrée maintains close contact with the district officials as part of its community relations efforts.

*Climate, Local Resources, Physiography*

The Lookout Hill property is located in the southern Gobi desert. Elevations in the area range between 1,160 masl and 1,450 masl. The property is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year. The Undai River is the most significant hydrological feature of the area. A tributary of the river passes through the site.

The southern Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 57 mm, 90% of which falls in the form of rain with the remainder as snow. Snowfall accumulations rarely exceed 50 mm. Maximum rainfall events of up to 43 mm per hour have been recorded for short-term storm events. In an average year, rain falls on only 19 days and snow falls on 10-15 days. Local records indicate that thunderstorms are likely to occur between 2 and 8 days a year at the property.

Temperatures range from an extreme maximum of about 50 °C to an extreme minimum of about -34°C. The air temperature in wintertime fluctuates between 6°C and -21°C. In the coldest month, January, the average temperature is -12°C.

Wind is usually present at the site. Very high winds are accompanied by sandstorms that often severely reduce visibility for several hours at a time. Based on regional information, windstorms can have gusts of up to 50 m/s. Snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region between five and eight days a year. Spring dust storms are far more frequent, and can continue through June and July.

The flora in the Lookout Hill property area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone. Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mining licence area.

### History

Entrée entered into an option agreement with a private Mongolian mining company, Mongol Gazar Co. Ltd. ("Mongol Gazar") in 2002, to acquire three exploration licences.

Mongol Gazar was originally awarded the exploration licences by the Mongolian Government in March and April of 2001. In September 2003, Entrée entered into a purchase agreement with Mongol Gazar and its affiliate MGP LLC, which replaced the option agreement.

The Shivee Tolgoi and Javhlant exploration licences, which form the Lookout Hill property, were converted to mining licences in October 2009. The third exploration licence, Togoot, was converted to a mining licence in June 2010, and was subsequently sold by Entrée in November 2011 to an arm's length private Mongolian company.

### Geology

#### Regional Geology

The Lookout Hill property lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Group), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite (Qmd) to possibly granitic composition. Carboniferous age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and north-west.

#### Local Geology

The Oyu Tolgoi series of porphyry copper-gold deposits, which includes the Entrée/Oyu Tolgoi JV's Hugo North Extension and Heruga deposits, occur along a north-north-east corridor with Hugo North Extension at the north end and the Heruga deposit at the south end. The deposits are considered to be typical porphyry copper-gold deposits based on their styles of alteration and mineralization, spatial and genetic association with intrusive units, moderate grades, and large size. Mineralization is related to Devonian quartz monzodiorite intrusions and associated quartz stockwork. The deposits have varied characteristics in regard to host rock, intrusive bodies, sulphide mineralogy, grade, and alteration.

The pre-Carboniferous (probably Devonian) stratigraphy of the Oyu Tolgoi series of deposits consists of massive augite basalt, conglomerate, dacitic tuffs, and siltstones, which are overthrust by the 'Heruga sequence', comprising basaltic flows, volcaniclastic rocks, and siltstones. Only the lower parts of the Devonian sequence host porphyry mineralization and associated alteration. The Carboniferous Sainshandhudag Formation unconformably overlies the older rocks. Major Carboniferous or younger faults disrupt the mineralized corridor and bound the western side of most deposits.

The Hugo North Extension deposit within the Entrée/Oyu Tolgoi JV Property contains copper-gold porphyry-style mineralization associated with Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest grade parts of the deposit (with these zones averaging around 3.0% to 5.0% copper) and is zoned outward to chalcopyrite (to zones averaging around 2.0% copper for the high-grade chalcopyrite dominant mineralization).

The Heruga deposit contains copper-gold-molybdenum porphyry-style mineralization hosted in Devonian basalts and Qmd intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by Qmd stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the southern end (approximately 500 metres below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry-style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized Qmd. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly deposits.

### Exploration – Entrée/Oyu Tolgoi JV Property

From 2002 to 2004, Entrée undertook mapping, prospecting, completed extensive soil sampling and conducted IP, gravity, and magnetometer surveys over the area immediately north of the Oyu Tolgoi mining licence boundary. After signing the Earn-in Agreement in October 2004, all work on the Entrée/Oyu Tolgoi JV Property was conducted by OTLLC, the operator, and included geophysics (predominantly IP), mapping and RC and diamond drilling. The majority of the diamond drilling has been exploration related and includes 118 holes totalling 95,748 metres on the Hugo North Extension deposit and 45 holes totalling 56,957 metres on the Heruga deposit.

No significant exploration work has been undertaken by OTLLC on the Entrée/Oyu Tolgoi JV Property since February 2013.

Two targets were explored with diamond drilling in 2012: the Airport anomaly west of Ulaan Khud, and targets along strike from the Hugo North Extension deposit. Total drilling on the Entrée/Oyu Tolgoi JV portion of the Shivee Tolgoi mining licence in 2012 was 5,626 metres.

In 2012, diamond drilling tested a Cretaceous covered area above an IP-gravity target, located seven kilometres north of Hugo North Extension and to the west of Ulaan Khud. Fifty-two shallow holes totalling 3,327 metres were completed on 165-330 metre spacing. The best assay result from this shallow drilling was 11.1 metres averaging 0.15% copper with 0.26 g/t gold (from 52 metres depth).

From September through December 2012, a new drill hole (EGD157) located 750 metres north of Hugo North Extension was completed to 2,380 metres without intersecting significant mineralization.

In December 2012, two drill holes totalling 942 metres were completed to test targets generated by the shallow drilling of the Cretaceous covered area. Neither hole intersected significant mineralization.

In 2012 and 2013, OTLLC drilled six holes within the Javhlant mining licence, for a total of 6,736 metres. Three exploration holes were completed to the east of Heruga: one hole (EJD0041) was collared into the core of the deposit but lost at 418 metres; a daughter hole (EJD0034A) was completed on the east side of the Heruga deposit; and another hole (EJD0043) tested the Southwest Heruga target. Three 2012 holes (EJD0042, EJD0043, and EJD0044) failed to intersect significant mineralization.

Hole EJD0034A was drilled as a daughter hole starting at 848 metres below the original to a depth of 1,884.5 metres. Assays returned three mineralized intervals, the most notable being 590 metres of 0.33% copper, 0.70 g/t gold and 56 ppm molybdenum, or 0.80% copper equivalent ("CuEq"). The hole shows strongly increasing gold with depth and extends mineralization another 150 metres below the previous limit of mineralization in EJD0034.

In December 2012, EJD0044 was collared at the north end of Heruga on the Javhlant mining licence, but in early February 2013, the hole passed onto the Oyu Tolgoi licence at a depth of approximately 1,500 metres and still above the mineralized zone. The hole terminated February 26, 2013 at a depth of 2,067 metres within the Oyu Tolgoi licence.

Hole EJD0045 tested mineralization on the east side of the Heruga Qmd unit but was terminated at 1,450 metres after hitting a late-stage fault prior to intersecting the target. The target remains valid.

No significant exploration work has been undertaken by OTLLC on the Joint Venture Property since February 2013.

### *Entrée/Oyu Tolgoi JV Property – Sampling, Analysis and Security*

Sampling programs on the Entrée/Oyu Tolgoi JV Property have included soil, rock chip, drill core and RC techniques. All of the sampling on the Entrée/Oyu Tolgoi JV Property is carried out by OTLLC personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004. All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the current mineral resource estimates.

During resource drilling, split core samples were prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia LLC ("SGS Mongolia"). The prepared pulps were then shipped by air under the custody of OTLLC to Ulaanbaatar, where they are assayed at a laboratory facility operated by SGS Mongolia.

The facility is well-equipped and the staff well-trained by SGS Mongolia. All sample preparation procedures and QA/QC protocols were established by OTLLC in consultation with SGS Mongolia. The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.

The facility has one large drying oven, two Terminator jaw crushers, and two LM2 pulverisers. The crushers and pulverisers have forced air extraction and compressed air for cleaning. Smee (2008) noted that some of the equipment (in particular the crushers) were in poor condition and deficient in a number of areas but also noted that all concerns had been addressed as of April 10, 2008.

The samples were initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% copper and one >2% copper if higher grade mineralization is present based on visual estimates). The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% copper.

The split core, reject and pulp duplicates were used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM was used to monitor accuracy of the assay results.

***Entrée/Oyu Tolgoi JV Property – Mineral Resources***

The Hugo North Extension mineral resource inventory, cut at the adjacent Oyu Tolgoi licence boundary, is based on drilling completed to February 14, 2014 and is reported with an effective date of March 28, 2014. The effective date for the Heruga mineral resource is March 30, 2010 and is based on drilling to June 21, 2009.

OTLLC produced 3D geological models of the major structures and lithological units based on the structural and geological information outlined in LHTR16. For each deposit, appropriate copper and gold shells at various cut-off grades were also defined. These shapes were then edited on plan and section views to be consistent with the structural and lithological models and the drill assay data. Checks on the structural, lithological, and grade shell models indicated that the shapes honoured the drillhole data and interpreted geology.

The Hugo North Extension and Heruga mineral resources are shown in Table 15 below, reported at CuEq cut-off grades above 0.37%. The mineral resource estimate for the Hugo North Extension deposit is classified as Measured, Indicated, and Inferred, while the mineral resource estimate for the Heruga deposit is classified as Inferred. The mineral resources were classified in a manner consistent with the CIM Definition Standards required by NI 43-101.  Mineral resources are not mineral reserves until they have demonstrated economic viability based on a Feasibility Study or Pre-Feasibility study.

The formulae used to calculate copper equivalency have been updated in LHTR16 from the previous report for each deposit and are discussed in more detail below. The various recovery relationships at Oyu Tolgoi are complex and relate both to grade and copper:sulfur ratios.

**Table 15 – LHTR16 Entrée/Oyu Tolgoi JV Mineral Resource Summary**

| Deposit | Tonnage (Mt) | Copper (%) | Gold (g/t) | Silver (g/t) | Molybdenum (ppm) | CuEq (%) |
|---|---|---|---|---|---|---|
| **Hugo North Extension Deposit** | | | | | | |
| Measured | 1.2 | 1.38 | 0.12 | 2.77 | 38.4 | 1.47 |
| Indicated | 128 | 1.65 | 0.55 | 4.12 | 33.6 | 1.99 |
| Inferred | 179 | 0.99 | 0.34 | 2.68 | 25.4 | 1.20 |
| **Heruga Deposit** | | | | | | |
| Inferred | 1,700 | 0.39 | 0.37 | 1.39 | 113.2 | 0.64 |

| Deposit | Contained Metal | | | | |
|---|---|---|---|---|---|
| | Copper (Mlb) | Gold (koz) | Silver (koz) | Molybdenum (Mlb) | CuEq (Mlb) |
| **Hugo North Extension Deposit** | | | | | |
| Measured | 36 | 4.4 | 105 | 0.1 | 38 |
| Indicated | 4,663 | 2,271 | 16,988 | 9.5 | 5,633 |
| Inferred | 3,887 | 1,963 | 15,418 | 10.0 | 4,730 |
| **Heruga Deposit** | | | | | |
| Inferred | 14,610 | 20,428 | 75,955 | 424 | 24,061 |

**Notes:**

- Entrée has a 20% interest in mineralization extracted from the Hugo North Extension and Heruga deposits.
- CuEq is copper-equivalent grade, expressed in percent.
- The effective date for the Hugo North Extension resource estimate is March 28, 2014; for Heruga the effective date is March 30, 2010.
- The 0.37% CuEq cut-off is equivalent to the underground mineral reserve cut-off as determined by OTLLC.
- CuEq has been calculated using assumed metal prices ($3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum).
  - Hugo North Extension CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.913) + (Ag (g/t) x 20.37 x 0.0321507 x 0.942)) / (3.01 x 22.0462)
  - Heruga CuEq% = Cu% + ((Au (g/t) x 1,250 x 0.0321507 x 0.911) + (Ag (g/t) x 20.37 x 0.0321507 x 0.949) + (Mo (ppm) x 11.9 x 0.0022046 x 0.736)) / (3.01 x 22.0462)
- The contained copper, gold, silver and molybdenum in the tables have not been adjusted for metallurgical recovery.
- Totals may not match due to rounding.
- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Hugo North Extension Deposit

The Hugo North Extension resource model is based on a new geological interpretation and refined structural model for the Hugo North deposit. Updated Hugo North interpretations were developed as three dimensional wireframes based on all of the available drillhole data as at the close-off date of February 14, 2014.

A sub-celled volume model was developed from these updated interpretations using parent cell dimensions equal to 15 metres x 15 metres x 15 metres and minimum sub-cell dimensions down to 5.0 metres x 5.0 metres x 5.0 metres to allow good resolution at interpreted boundaries. Interpolation was undertaken into the mineralized domains (Va, Qmd, Ign, and xBigD) using ordinary kriging methods, except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the third power (ID3). Grades were estimated into parent cells and assigned to sub-cells of like-domain using 5.0 metre drillhole composites. A nearest neighbour estimation run was also undertaken for validation purposes. Search parameters were derived from variographic analysis. Concentric expanding search ellipsoids were used in a three-pass estimation process, whereby model cells that did not receive an estimate in a previous search ellipse moved to the next larger pass for a repeated attempt at estimation. At least three drillholes were used to estimate blocks in the first search pass, and the number of composites from a single drillhole that could be used was restricted to three. Similarly, search pass two required a minimum of two drillholes to generate an estimate. The number of composites allowed from a single hole was restricted to three. For both copper and gold, a combination of outlier restriction and grade capping was used to control the effects of high-grade samples within the domains.

At Hugo North Extension, block confidence classification is based on three processes: preliminary block classification using a script based on distance to a drillhole and number of drillholes used to estimate a block, generation of probability model for the three confidence categories, and manual 'cleaning' using polygons generated in sectional view.

Heruga Deposit

The Heruga resource model was not updated in LHTR16; however, grades and tonnages have been revised slightly because of changes to the CuEq calculation (see discussion below) and resultant changes to blocks contained within the CuEq cut-off grade. The revised CuEq formula has affected the Heruga mineral resource estimate, with a 7% drop in tonnage, a 4% drop in copper, gold, silver, and molybdenum contained metals, and a 10% drop in copper equivalent metal relative to the previously reported mineral resource (2013).

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-dominant zone and a deeper gold-dominant zone within the overall copper–gold porphyry at Heruga. In addition, there is significant (100–1,000 ppm) molybdenum mineralization in the form of molybdenite, which is more-closely associated with the copper mineralization.

The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drillholes, including daughter holes, totalling 58,276 metres.

The mineral resource estimate was originally prepared by OTLLC. A close-off date of May 31, 2009 for survey (collar and downhole) data was utilised for constructing the geological domains. The effective date for the Heruga mineral resource is March 30, 2010. OreWin has reviewed the Heruga resource estimate and is of the opinion that the original data is still reliable and current and there have been no material changes resulting from drilling completed after May 2009.

OTLLC created 3D shapes (wireframes) of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, OTLLC also manually created 3D grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralization faults. For copper, a single grade shell at a threshold of 0.3% copper was used. For gold, wireframes were constructed at thresholds of 0.3 g/t gold and 0.7 g/t gold. For molybdenum, a single grade shell at a threshold of 100 ppm molybdenum was constructed. Silver was estimated using the copper domains. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

Resource estimates were undertaken by OTLLC and the methods used were very similar to those used for the Hugo North Extension resource estimate. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5.0 metre downhole composites; block sizes were 20 metres x 20 metres x 15 metres. Blocks within 150 metres of a drillhole were initially considered to be Inferred. A 3D wireframe was constructed, inside of which the nominal drill spacing was less than 150 metres.

CuEq Formula Derivation

The copper-equivalence formulae incorporate copper, gold, and silver, and also molybdenum for Heruga. The assumed metal prices are $3.01/lb for copper, $1,250/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum.

Copper estimates are expressed in the form of percentages (%), gold and silver are expressed in grams per tonne (g/t), and molybdenum is expressed in parts per million (ppm).

Metallurgical recovery for gold, silver, and molybdenum are expressed as a percentage relative to copper recovery.

All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold, except for molybdenum. Molybdenum grades are only considered high enough to support construction of a molybdenum recovery circuit for Heruga mineralization; hence the recoveries of molybdenum are assumed to be zero for Hugo North Extension.

The base formula for Hugo North Extension is:

$$CuEq = Cu + ((Au \times 1{,}250 \times 0.0321507 \times 0.913) + (Ag \times 20.37 \times 0.0321507 \times 0.942)) / (3.01 \times 22.0462)$$

The base formula for Heruga is:

$$CuEq = Cu + ((Au \times 1{,}250 \times 0.0321507 \times 0.911) + (Ag \times 20.37 \times 0.0321507 \times 0.949) + (Mo \times 11.9 \times 0.0022046 \times 0.736)) / (3.01 \times 22.0462)$$

***Entrée/Oyu Tolgoi JV Property – Mineral Reserve***

LHTR16 updates Entrée's 2013 technical report on the Lookout Hill property filed in March 2013. LHTR16 was prepared for Entrée by OreWin, and is based on information contained within the 2014 Oyu Tolgoi Feasibility Study ("OTFS14") completed in July 2014 by OTLLC and Turquoise Hill's technical report titled "Oyu Tolgoi 2014 Technical Report") ("2014 OTTR") filed by Turquoise Hill on October 28, 2014. 2014 OTTR is Turquoise Hill's current technical report for the Oyu Tolgoi mine and related projects. LHTR16 aligns the mine plan for the Entrée/Oyu Tolgoi JV Property Reserve Case reported by Entrée with the mine plan reported in 2014 OTTR.

The Entrée/Oyu Tolgoi JV Property mineral reserve is contained within the Hugo North Extension Lift 1 block cave. The mine design work on Lift 1 was prepared by OTLLC and reviewed and accepted by OreWin as the basis for the underground mine planning in 2014 OTTR and the reserve estimate in LHTR16. The Entrée/Oyu Tolgoi JV Property mineral reserve will be mined as part of the Oyu Tolgoi project and as such is a subset of the total Oyu Tolgoi mineral reserves reported in 2014 OTTR, which assumes processing of 1.5 billion tonnes of ore, mined from OTLLC's SOT open pit and from the Hugo North Lift 1 block cave, including Hugo North Extension.

Table 16 shows the underground mineral reserve for Lift 1 of the Hugo North Extension deposit as reported in LHTR16. Entrée has a 20% interest in mineralization extracted from the Hugo North Extension deposit. The reconciliation between the reserve reported in LHTR16, and Entrée's previous technical report (2013), is provided in LHTR16. The reconciliation shows there is only a small change in the mineral reserve.

**Table 16 – LHTR16 Entrée/Oyu Tolgoi JV Mineral Reserve, September 20, 2014**

| Classification | Ore (Mt) | NSR ($/t) | Cu (%) | Au (g/t) | Ag (g/t) | Cu (Mlb) | Au (koz) | Ag (koz) |
|---|---|---|---|---|---|---|---|---|
| Probable | 35 | 100.57 | 1.59 | 0.55 | 3.72 | 1,121 | 519 | 3,591 |
| Total Entrée/Oyu Tolgoi JV | **35** | 100.57 | **1.59** | **0.55** | **3.72** | **1,121** | **519** | **3,591** |

**Notes**:

- Entrée has a 20% interest in the reported mineral reserve.
- Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.
- The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.
- The block cave shell was defined using a NSR cut-off of $15/t NSR.
- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.
- Only Indicated resources were used to report Probable reserves.
- The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.
- The mineral reserves reported above are not additive to the mineral resources.

The reserve was prepared by Bernard Peters, B. Eng. (Mining), FAusIMM, OreWin's Technical Director – Mining. Mineral reserves are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves and prepared in accordance with NI 43-101.

*Mining Methods*

Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property, hosts four main semi-contiguous, surface and underground porphyry copper–gold deposits (Hugo North, Hugo South, SOT, and Heruga – from north to south) along a 12 kilometre north-north-east trending belt. The Oyu Tolgoi trend is still open to the north and south and the deposits have not been closed off at depth. Mineral reserves and resources estimated on these deposits form the basis of future project development. The deposits are located both on the Oyu Tolgoi mining licence and on the adjacent Entrée/Oyu Tolgoi JV Property, but the Entrée/Oyu Tolgoi JV deposits will be developed, operated and processed by OTLLC under the terms of the Entrée/Oyu Tolgoi JV. This provides the operator with flexibility in studying alternative paths for mine development to match future economic conditions and actual mine performance.

Underground mining at Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property, is planned to be by panel caving which is a variation of block caving. The weak, massive nature of the Hugo North and Hugo North Extension deposits and their location between 700 metres and 1,400 metres below surface make them well suited both geotechnically and economically to the large-scale caving method of underground mining. Caving requires a large early capital investment but is highly productive and has low operating costs. The mining areas included in the Reserve Case are shown schematically in Figure 7.

The mine design consists of 203 kilometres of lateral development, five shafts, and two decline tunnels from surface. Five shafts are required to provide access for mining personnel and equipment, for production, and for intake and exhaust ventilation-ways. The primary LOM material handling system will transport material to surface by a series of conveyors. An overview of Lift 1 development is shown in Figure 8. The underground mine will operate at a nominal 95 ktpd.

The long operating life of the mine supports the initial capital investment. Lift 1 cave dimensions are summarised in Table 17.

**Table 17 – Hugo North (including Hugo North Extension) Cave Dimensions**

| Cave | Extraction Level | | Length (m) | Width (m) | Height (m) |
|---|---|---|---|---|---|
| | Above Sea Level (m) | Below Surface (m) | | | |
| Lift 1 | -100 | 1,270 | 2,000 | 280 | 600 |

**Figure 7 – LHTR16 Reserve Case Mining Areas**


Javhlant ML
Joint Venture
Property
Shivee Tolgoi ML - Shivee West
North
Oyu Tolgoi ML
Processing
Complex
Shivee Tolgoi ML
Joint Venture
Property
Decline
Portal
Southern Oyu
Hugo
Conveyor
Decline
Hugo North
Extension
Hugo North Lift 1

Figure by OreWin 2014.

**Figure 8 – LHTR16 Hugo North (Including Hugo North Extension) Lift 1 Mine Design**



Modified from OTLLC 2014 figure by Entrée 2016.

### *Metallurgy and Process*

A substantial amount of metallurgical test work has been conducted at the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The latest work has focused on verifying assumptions made during design with actual operation experience gained from the start of commissioning the concentrator. In addition, further flotation variability tests have been conducted on Hugo North, Central zone, and blends of Southwest zone and Hugo North mineralization.

On completion of the variability flotation test work on the individual deposits a series of locked cycle tests were conducted on further composites representing chronological blends of ore planned to feed the mill in the mine plan.

Oyu Tolgoi employs a conventional SAG mill / ball mill / grinding circuit (SABC) followed by flotation, as shown in the basic flowsheet (Figure 9 below).  OTLLC's open pit and concentrator, which commenced production in 2013, uses two grinding lines, each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 ktpd of plant feed from the SOT Southwest Zone pit.

Combined with Hugo North (including Hugo North Extension) underground production, concentrator feed rates will be as high as 121 ktpd, which represents the tailings handling capacity of the plant. The Phase 2 (Lift 1) concentrator development program optimises the concentrator circuit to enable it to maximise recovery from the higher grade Lift 1 plant feed. The Phase 2 concentrator expansion will include:

- The addition of a fifth ball mill to achieve a finer primary grind $P_{80}$ of 150–160 µm for a blend of Hugo North (including Hugo North Extension) and open pit feeds, compared to 180 µm for SOT Southwest Zone.

- Additional roughing and cleaner column flotation capacity to process the higher level of concentrate production when processing the higher grade Hugo North (including Hugo North Extension) plant feed.
- Additional concentrate dewatering and bagging capacity.

**Figure 9 – Basic Oyu Tolgoi Flowsheet (Phase 1)**


Pebble Crusher
SAG Mill
Cyclones
Ball Mill
Screens
Coarse Ore
Rougher Flotation
Tailing
1st Cleaner Flotation
Cleaner Scavenger Flotation
Regrind Circuit
Cleaner Tailing
Concentrate
2nd Cleaners
tailing

Figure by OTLLC 2014.

***Project Infrastructure and Power***

The Oyu Tolgoi project now has an established base set of infrastructure. A site plan showing the key infrastructure and locations of the plant and mines is shown in Figure 10 below. The Entrée/Oyu Tolgoi JV's Hugo North Extension Lift 1 mining area is immediately north of the Oyu Tolgoi mining licence.

In LHTR16, power has been assumed to be purchased from a Mongolian supplier. On August 14, 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement with the Government of Mongolia, which provides for an open, international tender process to identify and select an independent power provider to privately fund, construct, own and operate a power plant to supply electricity, with the Oyu Tolgoi project (including the Entrée/Oyu Tolgoi JV Property) as the primary customer.

In May 2015, as part of the Mine Plan, OTLLC committed to providing working assumptions for a financing plan towards supporting a long-term power agreement with a Tavan Tolgoi power station.

**Figure 10 – Site Plan**


TO KHANBUMBAT AIRPORT
TO KHANBOGD
4 770 000
646 000
656 000
Shivee Tolgoi ML
HUGO NORTH EXTENSION
CONCRETE BATCH PLANT
WASTE MANAGEMENT CENTRE
CONCENTRATOR SITE
QUARRY
CONSTRUCTION CAMP
HUGO NORTH LIFTS 1 & 2 BLOCK CAVE
HUGO NORTH SHAFT FARM BOUNDARY
TAILINGS POND
LICENCE 15226A
LICENCE 6709
DECLINE PORTAL
SHAFT NO. 2
HUGO DUMMETT DEPOSIT
WAREHOUSE LAYDOWN YARD
UMDAI RIVER
ROM
SHAFT NO. 1
PERMANENT CAMP
HUGO SOUTH LIFT BLOCK CAVE
CRUSHER
CENTRAL DEPOSIT
LICENCE 15226A
LOW GRADE ORE STOCKPILE
DIVERSION DAM EMBANKMENT
TAILINGS PIPELINE
SOUTHWEST & SOUTH DEPOSITS
TAILINGS POND
DIVERSION CHANNELS
SOUTHERN OYU PITS
MINE RAIL YARD (PLANNED)
SUBSURFACE FLOW DIVERSION ALIGNMENT
WASTE DUMP
LICENCE 6709
LICENCE 15225A
HERUGA DEPOSIT
Javhlant ML
4 758 000
HERUGA BLOCK CAVES
LICENCE 6710
OreWin
LHTR16
Oyu Tolgoi Project
Site Plan
2 km

Figure by OreWin 2016.

*Transport and Logistics*

Concentrate and supplies are currently transported along a 105 kilometre road that has been constructed to the Mongolian-Chinese border crossing at Gashuun Sukhait. The Government of Mongolia has committed to providing OTLLC with non-discriminatory access to any railway constructed between Mongolia and China. The Government of Mongolia is currently supporting construction of a standard gauge single-track heavy-haul rail from the Tavan Tolgoi coal mine (approximately 120 kilometres to the north-west of the Lookout Hill property) to Gashuun Sukhait (Figure 11 below), ultimately to be interconnected with the Chinese rail network at Ganqimaodao on the Chinese side of the border. Once constructed, the South Gobi Rail alignment would pass across the Javhlant mining licence and therefore represents an opportunity for eventual connection of the Oyu Tolgoi project to the rail network. Rail line construction is currently suspended but could be completed by 2018 if financing is secured.

**Figure 11 – Oyu Tolgoi Regional Road and Rail**



Figure by Entrée 2016.

*Concentrate Sales and Marketing*

Concentrate is sold in-bond free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao (Figure 11 above). Sales contracts were signed for 100% of Oyu Tolgoi's 2015 concentrate production and 90% of 2016 planned production; over 80% of concentrate production has been contracted for up to eight years.

OTLLC's analysis of the copper market indicates long-term dynamics for copper will be driven by a combination of factors. Significant increases are forecast in copper consumption per capita, owing particularly to the industrialisation and urbanisation of China and other emerging markets. A back-drop of strong long-term copper demand and constrained supply is expected to offer fundamental support to copper prices. In recent years, supply has failed to respond quickly enough to increased demand from emerging regions. Global electrification and the growth of China and India will drive the increasing intensity of use per capita gross domestic product (GDP).

Copper demand will also benefit from a greater long-term focus on renewable sources of energy and energy-efficient technologies such as wind turbines and electric / hybrid vehicles, which are of copper-intensive fabrication.

***Environmental Studies and Social Impact Assessment***

OTLLC has completed a comprehensive Environmental and Social Impact Assessment ("ESIA") for Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The ESIA undertaken as part of the project finance process was publically disclosed in August 2012 and identifies and assesses the potential environmental and social impacts of the project, including cumulative impacts, focusing on key areas such as biodiversity, water resources, cultural heritage, and resettlement.

The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation ("IFC"), European Bank for Reconstruction and Development ("EBRD"), and other financing institutions.

OT LLC has implemented and audited an environmental management system ("EMS") that conforms to the requirements of ISO 14001 : 2004.

The EMS for operations consists of detailed plans to control the environmental and social management aspects of all project activities following the commencement of commercial production from the OTLLC open pit in 2013. The Oyu Tolgoi ESIA builds upon an extensive body of studies and reports, and Detailed Environmental Impact Assessments ("DEIAs") that have been prepared for project design and development purposes, and for Mongolian approvals under the following laws:

- The Environmental Protection Law (1995);
- The Law on Environmental Impact Assessment (1998, amended in 2001); and
- The Minerals Law (2006).

Initial studies, reports, and DEIAs were prepared over a six-year period between 2002 and 2008, primarily by the Mongolian company Eco-Trade LLC, with input from Aquaterra Consulting Pty Ltd., now RPS Group Plc on water issues.

The original DEIAs were in accordance with Mongolian standards and while they incorporated World Bank and IFC guidelines, they were not intended to comprehensively address overarching IFC policies such as the IFC Policy on Social and Environmental Sustainability, or the EBRD Environmental and Social Policy.

Following submission and approval of the initial DEIAs, the Government of Mongolia requested that OTLLC prepare an updated, comprehensive ESIA whereby the discussion of impacts and mitigation measures was project-wide and based on the latest project design. The ESIA was also to address social issues, meet Government of Mongolia (legal) requirements, and comply with current IFC good practice.

For the ESIA, the baseline information from the original DEIAs was updated with recent monitoring and survey data. In addition, a social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment ("SIA") for the project.

The requested ESIA, completed in 2012, combines the DEIAs, the project SIA, and other studies and activities that have been prepared and undertaken by and for OTLLC.

*Capital and Operating Costs*

Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC is responsible for 80% of all costs that are incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV, including capital expenditures, and Entrée is responsible for the remaining 20%, other than with respect to costs relating to construction or operation of mill, smelter and other processing facilities, the treatment of which is described below. Under the terms of the Entrée/Oyu Tolgoi JV, Entrée has elected to have OTLLC debt finance Entrée's share of costs for approved programs and budgets, with interest accruing at OTLLC's actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée's share of products. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally accepted accounting principles.

Under the terms of the Entrée/Oyu Tolgoi JV, any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. All costs relating to construction or operation of mill, smelter and other processing facilities are solely for the account of OTLLC, with Entrée paying milling and smelting charges at cost (using industry standards for calculation of cost including an amortization of capital costs). The amortization allowance for capital costs will be calculated in accordance with generally accepted accounting principles determined yearly based on the estimated quantity of minerals to be processed for Entrée's account during that year relative to the total design capacity of the processing facilities over their useful life.

The average operating costs for the Entrée/Oyu Tolgoi JV are shown in Table 18.

**Table 18 – Entrée/Oyu Tolgoi JV Average Operating Cost Summary**

| Description | Unit | Total |
|---|---|---|
| Average Operating Cost | $/t Processed | 34.56 |

**Note:** Includes mining and process assets depreciation and administration charge.

The Entrée/Oyu Tolgoi JV capital expenditure including expansion and sustaining capital is shown in Table 19. The concentrator capital cost is applied proportionally by the total tonnes processed as a depreciation charge to the Entrée/Oyu Tolgoi JV.

**Table 19 – Entrée/Oyu Tolgoi JV Capital Expenditure**

| Description | Unit | Total |
|---|---|---|
| Entrée/Oyu Tolgoi JV Shaft 4 | $M | 18 |
| Hugo North Extension Lift 1 | $M | 417 |
| **Total** | **$M** | **435** |

**Note:** Capital includes only direct project costs and does not include non-cash shareholder interest, management payments, foreign exchange gains or losses, foreign exchange movements, tax pre-payments, or exploration phase expenditure. Capital expenditure includes expansion and sustaining costs. Entrée is responsible for 20% of reported Entrée/Oyu Tolgoi capital expenditures, or approximately $87M.

Power has been treated as a purchased utility from a third-party provider. Mine site cash costs are shown in Table 20. Cash costs are those costs relating to the direct operating costs of the mine site, namely:

- Mining

- Concentration

- Tailings

- Operational Support Costs

- Infrastructure

- Depreciation Charge

- Administration Fees

**Table 20 – Entrée/Oyu Tolgoi JV Unit Operating Costs by Copper Production**

| Description | Unit | LOM Average |
|---|---|---|
| Mine Site Cash Cost | $/lb Payable Copper | 1.11 |
| TC/RC, Royalties & Transport | $/lb Payable Copper | 0.54 |
| **Total Cash Costs Before Credits** | **$/lb Payable Copper** | **1.66** |
| Gold Credits | $/lb Payable Copper | 0.60 |
| Silver Credits | $/lb Payable Copper | 0.06 |
| **Total Cash Costs After Credits** | **$/lb Payable Copper** | **0.99** |

**Note:** Includes mining and process assets depreciation and administration charge.

*Economic Analysis*

The financial analysis has been prepared using the following long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz and silver at $21.46/oz. A summary of the Entrée/Oyu Tolgoi JV Property production and financial results for the LHTR16 Reserve Case is shown in Table 21 below. The after-tax NPV8 attributable to Entrée for the LHTR16 Reserve Case is $106 M.

The NSR calculation reflects the net value received for the ore by the mine (after all costs and charges). An NSR has been calculated on a US Dollar per tonne basis for each of the mineral reserve areas in the Oyu Tolgoi project. The Hugo North Extension has the highest NSR calculated for all the deposits at Oyu Tolgoi.

OTFS14 assumed that the timing for the restart of the underground mine would occur at the commencement of 2015. Despite the fact that this did not occur, the economic analysis of the mineral reserve remains valid and the costs and revenues are delayed by the same timing.  Based on Turquoise Hill's expectation that underground development will restart in mid-2016, the discounted cash flow has been calculated assuming Year 1 is 2016. A summary of the Entrée financial results-discount rate sensitivity for the LHTR16 Reserve Case is shown in Table 22 below.

**Table 21 – Entrée/Oyu Tolgoi JV Summary Production and Financial Results**

| Description | Units | Total |
|---|---|---|
| **Total Mineral Reserve Inventory (entire Lift 1 and SOT)** | | |
| Total Processed – OTLLC & Entrée/Oyu Tolgoi JV | billion t | 1.5 |
| **Metal Prices** | | |
| Copper | $/lb | 3.08 |
| Gold | $/oz | 1,304 |
| Silver | $/oz | 21.46 |
| **Entrée/Oyu Tolgoi JV Property Results** | | |
| Processed | Mt | 34.8 |
| NSR | $/t | 100.57 |
| Cu Grade | % | 1.59 |
| Au Grade | g/t | 0.55 |
| Ag Grade | g/t | 3.72 |
| Copper Recovered | Mlb | 1,121 |
| Gold Recovered | koz | 519 |
| Silver Recovered | koz | 3,591 |
| Total Cash Costs After Credits | $/lb Payable Copper | 0.99 |
| NPV8% After Tax (Entrée's 20% interest only) | $M | 106 |
| NPV8% Before Tax (Entrée's 20% interest only) | $M | 142 |

**Notes:**

- Entrée has a 20% interest in Entrée/Oyu Tolgoi JV Property mineralization. Unless otherwise noted above, results are for the entire Entrée/Oyu Tolgoi JV.

- Metal prices used for calculating the Hugo North Extension underground NSR are as follows: copper at $3.01/lb; gold at $1,250/oz; and silver at $20.37/oz, all based on long-term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions specific to Hugo North Extension for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- The block cave shell was defined using a NSR cut-off of $15/t NSR.

- For the underground block cave, all mineral resources within the shell have been converted to mineral reserves. This includes low-grade Indicated mineral resources and Inferred mineral resources, which have been assigned a zero grade and treated as dilution.

- Only Measured mineral resources were used to report Proven mineral reserves and only Indicated resources were used to report Probable reserves.

- The base case financial analysis has been prepared using the following current long-term metal price estimates: copper at $3.08/lb; gold at $1,304/oz; and silver at $21.46/oz.

- The mineral reserves reported are not additive to the mineral resources.

**Table 22 – Entrée Financial Results – Discount Rate Sensitivity – LHTR16 Reserve Case**

| Discount Rate | Net Present Value ($M) Entrée | |
| --- | --- | --- |
| | Before-Tax | After-Tax |
| Undiscounted | 440 | 328 |
| 5.0% | 215 | 160 |
| 6.0% | 187 | 139 |
| 7.0% | 163 | 121 |
| **8.0%** | **142** | **106** |
| 9.0% | 124 | 93 |
| 10.0% | 109 | 81 |

The Entrée/Oyu Tolgoi JV and OTLLC processing tonnages and copper, gold, and silver metal production in the LHTR16 Reserve Case is shown in Figures 12 to 15 below. The production shown is the total production from the Entrée/Oyu Tolgoi JV of which 20% is attributable to Entrée. Total Entrée/Oyu Tolgoi JV Lift 1 production is forecast to total 34.8 Mt. Underground development on Hugo North Extension is expected to start in 2021 and deposit production is expected to commence in 2027 and continue to 2034. Entrée/Oyu Tolgoi JV Lift 1 production will reach a peak of 8.3 Mt in 2031.

LHTR16 Reserve Case concentrate and metal production are summarised in Figure 16 below. Entrée's cash flows from the Reserve Case are shown in Figure 17 below.

**Figure 12 – Processing by Source – LHTR16 Reserve Case**



**Note:** Entrée has a 20% interest in ore extracted from "Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

**Figure 13 – Copper Production – LHTR16 Reserve Case**



**Note:** Entrée has a 20% interest in ore extracted from "Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

**Figure 14 – Gold Production – LHTR16 Reserve Case**



**Note:** Entrée has a 20% interest in ore extracted from "Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

**Figure 15 – Silver Production – LHTR16 Reserve Case**



**Note:** Entrée has a 20% interest in ore extracted from "Hugo North EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

**Figure 16 – Entrée/Oyu Tolgoi JV Concentrate and Metal Production – LHTR16 Reserve Case**



**Note:** Entrée has a 20% interest in ore extracted from "EJV". "EJV" is the Entrée/Oyu Tolgoi JV.

**Figure 17 – Entrée Cumulative Undiscounted Cash Flow – LHTR16 Reserve Case**



*Alternative Production Cases*

Oyu Tolgoi is a very large project that includes four separate deposits. The long-term development of Oyu Tolgoi would involve the development of the resources on all deposits. Alternative production cases have been developed to provide early-stage analysis of the development flexibility that exists with respect to later phases of the Oyu Tolgoi project (Heruga, Hugo South, and Lift 2 of Hugo North including Hugo North Extension).

While it is outside of the scope of reserve reporting, as part of the long-term development strategy OTLLC continues to examine the alternative production cases to better define future work plans and prepare for investment decision points. The mine designs developed by OTLLC and considered in the alternative production cases are shown schematically in Figure 18 and include mineral reserves from the SOT deposits and Hugo North (including Hugo North Extension) Lift 1, Indicated and Inferred Mineral Resources from Hugo North (including Hugo North Extension) Lift 2 and Inferred Mineral Resources from Hugo South and Heruga.

The mine designs noted above that are in the alternative production cases and on the Entrée/Oyu Tolgoi JV Property are:

- Hugo North Extension Lift 1 Block Cave        (Reserves)

- Hugo North Extension Lift 2 Block Cave        (Resources Indicated and Inferred)

- Heruga Block Cave                                         (Resources Inferred)

Under NI 43-101 guidelines, Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves. There is no certainty that the alternative production cases will be realised.

Development of these deposits will require separate development decisions in the future based on the prevailing conditions and the development experience obtained from developing and operating the initial phases of Oyu Tolgoi.

Figure 19 shows an example of the decision tree for the possible development options at Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. This has been updated to include options that take advantage of productivity improvements in plant throughput that have begun to be recognised in the process plant. The decision tree shows options assuming that continuous improvements in plant productivity are achieved over the next five years. Then there would be key decision points for plant expansion and the development of new mines at Hugo North (including Hugo North Extension) Lift 2, Hugo South, and eventually Heruga. This provides an opportunity as OTLLC will have the benefit of incorporating actual performance of the operating mine into the study before the next investment decisions are required. OTLLC plans to continue to evaluate alternative production cases in order to define the relative ranking and timing requirements for overall development options.

**Figure 18 – Alternative Production Cases Mining Areas**


Javhlant ML
Joint Venture
Property
Shivee Tolgoi ML - Shivee West
North
Oyu Tolgoi ML
Processing
Complex
Shivee Tolgoi ML
Joint Venture
Property
Decline
Portal
Heruga
Southern Cave
Northern Cave
Heruga
Conveyor
Decline
Southern Oyu
Hugo South
Hugo
Conveyor
Decline
Hugo North
Extension
Hugo North Lift 1
Hugo North Lift 2
Hugo North

**Figure 19 – Oyu Tolgoi Project Development Options**



The initial production case, LOM 100, assumes that there is no expansion to the plant, and that Hugo North (including Hugo North Extension) Lift 1 development is followed by production from Hugo North (including Hugo North Extension) Lift 2, Hugo South and Heruga. Three alternative production cases which assume expansion to the plant capacity, will be part of the strategic planning that is being undertaken by OTLLC. The three alternative production cases shown in the decision tree in Figure 19 are:

- **LOM 140**: Continuous improvement of plant throughput of 5.0% per year for five years.

- **LOM 260**: LOM 140 plus a 100% plant expansion after approximately 20 years.

- **LOM 350**: Progressive expansion of the plant to 350 ktpd.

LOM 140 assumes that there is an increase in plant throughput productivity of 5% per year for five years and that the Hugo North (including Hugo North Extension) Lift 1 development is followed by production from Hugo North (including Hugo North Extension) Lift 2, Hugo South and Heruga. The average throughput rate is approximately 140 ktpd or 51 Mtpa and the potential processing schedule for LOM 140 is shown in Figure 20 below.

LOM 260 (Figure 21 below) is an extension of LOM 140 and assumes that the plant capacity is doubled after approximately 20 years to an average throughput rate of 260 ktpd or 95 Mtpa.

LOM 350 assumes that there are progressive plant expansions to a rate of 350 ktpd or 128 Mtpa. With each successive expansion case there is a reduction of the mine life that would necessitate the success of further exploration to continue production. In LOM 350 (Figure 22 below), this would be required to bring the exploration potential to production in approximately 30 years.

The work on the alternative production cases is not yet at the Feasibility Study stage, in particular the definition of the expansion sizes and costing of the cases. OreWin recommends that the options be studied further and that the timing of the new mines be defined in more detail.

**Figure 20 – Alternative Production LOM 140**



Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves. There is no certainty that the alternative production cases will be realised. Entrée has a 20% interest in material extracted from Hugo North Extension Lift 1 (HN EJV1), Hugo North Extension Lift 2 (HN EJV2) and Heruga EJV.

**Figure 21 – Alternative Production LOM 260**



Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves. There is no certainty that the alternative production cases will be realised. Entrée has a 20% interest in material extracted from Hugo North Extension Lift 1 (HN EJV1), Hugo North Extension Lift 2 (HN EJV2) and Heruga EJV.

**Figure 22 – Alternative Production LOM 350**



Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorised as mineral reserves. There is no certainty that the alternative production cases will be realised. Entrée has a 20% interest in material extracted from Hugo North Extension Lift 1 (HN EJV1), Hugo North Extension Lift 2 (HN EJV2) and Heruga EJV.

***Entrée/Oyu Tolgoi JV Future Work***

The large mineral resource base at the entire Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property, presents significant opportunities, not only as an exceptionally long-life project but also for production expansion. Ongoing planning work using Inferred resources has identified the potential for further expansions. The LHTR16 demonstrates the potential for expansion and shows that the Entrée/Oyu Tolgoi JV resources are an integral part of the long-term development plans.

Separate development decisions will need to be made based on future prevailing conditions and the experience obtained from developing and operating the initial phases of the Oyu Tolgoi project.

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of the OTLLC. The future work recommendations in the 2014 OTTR, although primarily focused on the Oyu Tolgoi licence area, will be of benefit to Entrée as they will include examination of the Entrée/Oyu Tolgoi JV Property.

The Entrée/Oyu Tolgoi JV will benefit from continuing study of the Hugo North deposit, including Hugo North Extension. In particular, making use of the additional haulage capacity that is planned to be installed underground could allow for improved performance to accelerate Hugo North Lift 1 production and so bring Hugo North Lift 2 development forward.

The Heruga mining study work is preliminary and should be optimised to maximise the metal extraction and project value. This work should involve a review and definition of the Heruga design followed by iteration of the scheduling options. The outcome of this work will assist in the analysis of all of the alternative production cases.

The commencement of mining on Hugo North Lift 1 will provide valuable 'real life' data for mining, processing and other disciplines for improved modelling of Hugo North Lift 2 development and production.

The work on the alternative production cases is not complete, in particular the definition of the expansion sizes and costing of the cases needs additional work. It is recommended that Entrée work with Turquoise Hill and OTLLC to study the options further and that the timing of the new mines be defined in more detail.

Exploration and development of the Entrée/Oyu Tolgoi JV Property is under the control of Rio Tinto on behalf of manager OTLLC. The future work recommendations in the 2014 OTTR, although focussed on the Oyu Tolgoi licence, will be of benefit to Entrée as they will include examination of the Entrée/OTLLC JV Property.

The 2016 exploration program and budget for the Entrée/Oyu Tolgoi JV Property has not yet been finalized. OTLLC's exploration strategy is focussed on developing a project pipeline in areas that can impact the current development of the Oyu Tolgoi deposits, seeking low-cost development options and continuing assessment of legacy datasets to enable future discover. Castle Rock on the Entrée/Oyu Tolgoi JV Property is one of the identified priority targets that will be the focus of the future exploration program.

Infill drilling to increase resource confidence and geotechnical deposit knowledge is part of a longer-term strategy to add incremental resource tonnes and convert resources to reserves.

*Shivee West*

Entrée has a 100% interest in the 23,114 ha western portion of the Shivee Tolgoi mining licence. To date, no economic zones of precious or base metals mineralization have been outlined on Shivee West, however, zones of gold and copper mineralization have been identified at Zone III/Argo Zone, Khoyor Mod and at Zone I, respectively.

Sampling programs at Shivee West include soil, soil-MMI, rock chip, drill core and RC samples. All of the sampling was carried out by Entrée personnel or its contractors. Since 2002, Entrée has completed 65 diamond core holes totalling 38,244 metres and 34 RC holes totalling 4,145 metres at Shivee West. There has been no drilling on the 100%-Entrée ground since 2011.

In 2011, RC drilling was conducted over the Zone III near-surface epithermal gold target and expanded north, where a new gold zone (Argo Zone) was discovered 250 metres beyond the previously known area of gold mineralization. The Argo Zone was partly defined by six RC holes, two trenches, and surface chip sampling. Hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole EGRC-11-111 returned 3.0 metres of 2.21 g/t gold. Two separate high-grade surface chip samples averaged 42.4 g/t gold over 4.0 metres and 19.3 g/t gold over 3.0 metres. Shallow gold mineralisation in both zones is hosted by quartz veined felsic volcanic rocks.

In 2012, work focused on geological mapping, excavator trenching and sampling in the Argo Zone/Zone III and Khoyor Mod areas. In total, 22 trenches (1,723 metres) were excavated. The area of Argo gold mineralization was extended 140 metres further north from mineralization defined by 2011 RC drilling and the Argo Zone now measures approximately 400 metres long by up to 130 metres wide. One of the trench samples returned 81.4 g/t gold over 3 metres, confirming and expanding 2011 high-grade gold values. The Khoyor Mod target is located approximately 6 kilometres south of Argo and comprises a 250 metre x 300 metre area of quartz stockwork within Devonian sediments. The stockwork is anomalous in gold (trace to 0.58 g/t) and copper (67–505 ppm) and displays some characteristics of porphyry-style mineralisation.

Zone I is located 2.5 kilometres east of Zone III/Argo Zone and is a prominent 2 kilometre long area of argillic and advanced argillic alteration. This zone has received considerable attention using mapping, RC and core drilling, geophysics (IP), and excavator trenching. The silicified rocks that define Zone I form a discrete region of coalescing northerly trending ridges that outline a topographically prominent highland feature about 1.0 kilometre by 3.8 kilometres in size. The best drill results from Zone 1 were 0.1%–0.2% copper over widths of 2.0–4.0 metres.

No exploration work was completed on Shivee West in 2013, 2014, and 2015.

## NON-MATERIAL PROPERTIES

Entrée has interests in other non-material properties in the United States, Australia and Peru as follows.  For additional information regarding these non-material properties, including Entrée's ownership interest and obligations, see the Company's Management's Discussion and Analysis for the financial year ended December 31, 2015, which is available on SEDAR at www.sedar.com.

- Lordsburg Property, New Mexico.  The Lordsburg claims cover 2,013 ha adjacent to the historic Lordsburg copper-gold-silver district in New Mexico.  Drilling at Lordsburg has been successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization.  No work was completed in 2015.  Future drilling will be directed towards expanding the existing drill defined copper and gold zone.

- Blue Rose Joint Venture, Australia.  The Blue Rose copper-iron-gold-molybdenum joint venture property covers exploration licence 5129 in the Olary Region of South Australia, 300 kilometres north-northeast of Adelaide.  Magnetite iron formations occur in the southern portion of this 716 square kilometre tenement, and a zone of copper oxide mineralization and a gold target (Golden Sophia) are located in the north-central area of the tenement.

  Soil sampling by the joint venture over the Golden Sophia shallow gold target confirmed the previous Battle Mountain gold in soil anomaly and defined a new, linear gold anomaly located approximately 700 metres to the northeast.

- Lukkacha Property, Peru.  The Lukkacha property is located in Tacna Province of southeastern Peru. The property consists of seven concessions totalling 4,400 ha which cover two large areas of surface alteration, iron oxides and quartz veining approximately 50 kilometres along the structural trend southeast from the giant Toquepala mining operation of Grupo Mexico.  The property has never been drilled and represents a unique opportunity for early stage exploration within an under-explored major copper district.  The property is situated within 50 kilometres of the international border with Chile, and initiation of further exploration (geophysics and drilling) is subject to Entrée obtaining a Supreme Decree from the Peruvian government allowing it to work on the property.

- Cañariaco Royalty, Peru. The Company has a 0.5% NSR royalty on the Cañariaco project in Peru. The Cañariaco project includes the Cañariaco Norte copper-gold-silver deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

## RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect our current judgment regarding the direction of our business.  Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company's Common Shares involves a number of very significant risks.  You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and our business before purchasing the Company's Common Shares.  Our business, operating results and financial condition could be seriously harmed due to any of the following risks.  The risks described below are not the only ones facing Entrée.  Additional risks not presently known to us may also impair our business operations.  You could lose all or part of your investment due to any of these risks.

## Legal and Political Risks

*Entrée may have to make certain concessions to the Government of Mongolia.*

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57. dated July 16, 2009 of the State Great Khural. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since the Government of Mongolia temporarily restricted the joint venture licences from transfer in February 2013. The discussions to date have focussed on issues arising from Entrée's exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement.  In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée's interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée's share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.  Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée's interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

*Entrée is subject to legal and political risk in Mongolia.*

Entrée's interest in the Entrée/Oyu Tolgoi JV Property and Shivee West are not covered by the Oyu Tolgoi Investment Agreement.  Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented. There can be no assurance that Entrée's assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body.  In addition, there can be no assurance that neighbouring countries' political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée's assets, including with respect to ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including:  uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée's original investment or to compensate for the loss of the current value of its assets.  Entrée may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs.  There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its assets, or the underlying legislation upon which those assets are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée's rights and obligations.  Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context.  Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable.  In addition, Entrée's licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia.  Legal redress for such actions, if available, is uncertain and can often involve significant delays.

***Entrée is not presently a party to the Oyu Tolgoi Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement.***

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement.  Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable.  If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011.  For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products.  No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals.  This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement (which was threatened in both 2011 and 2012) in ways that are adverse to Entrée's interests or that impair OTLLC's ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company's share price.

***Recent and future amendments to Mongolian laws could adversely affect Entrée's interests.***

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.  This was evidenced by revisions to the Minerals Law in 2006 as well as by the recent passage of legislation to control foreign direct investment in strategic sectors of the Mongolian economy, including mining.

In October 2011, Prime Minister Batbold stated in his 2012 budget speech that the Government of Mongolia is revisiting all treaties for the avoidance of double taxation, including the 2002 convention between Canada and

Mongolia for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and on capital (the "Canadian Double Tax Treaty").

On November 1, 2013, a new Investment Law came into effect in Mongolia. The new law is aimed at reviving foreign investment by easing restrictions on investors in key sectors such as mining and by providing greater certainty on the taxes they must pay. The new law replaces two previous laws, including SEFIL. The full impact of the new Investment Law is not yet known.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector. On July 1, 2014, the Mongolian Parliament passed the 2014 Amendments to the Minerals Law. In addition, the Mongolian Parliament also passed a separate law which repeals the 2010 statute which imposed a moratorium on the granting of new exploration licences and the transfer of existing licences. The 2014 Amendments extend the maximum period for an exploration licence from 9 years to 12 years (although it ended the three year pre-mining period sometimes given to licence holders upon the expiration of their exploration rights), extend the requirement for holders of mining licences to ensure that 90% of their workforce is comprised of Mongolian nationals to the mining licence holder's subcontractors as well, make clearer the roles and responsibilities of government ministries and departments with respect to mineral matters, modify the definition of Strategic Deposit to reflect its impact on the national economy and not regional economy, and provide for some instances where a tender may not be required to obtain minerals licences where state funding has been used if related to compensation for declaring a special needs area, among other changes.

On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government's 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

The Ministry of Finance and certain Members of Parliament have released draft laws and draft amendments to the tax legislation of Mongolia which include provisions related to the taxation of foreign legal entities operating in Mongolia and minerals companies in general. If certain provisions of these amendments were adopted by Parliament as currently drafted, they could adversely affect Entree's interests. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Government of Mongolia revises, amends or cancels the Canadian Double Tax Treaty; if the new Investment Law, State Minerals Policy, 2014 Amendments or 2015 Amendment are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée's interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée's interests, it could have an adverse effect on Entrée's operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

***Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property.***

While the Entrée/Oyu Tolgoi JV is operating under the terms of the joint venture agreement appended to the Earn-in Agreement, the joint venture agreement has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée's future cash flow, earnings, results of operations and financial condition as well as the Company's share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns 19.9% of the Company's issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Under the Heads of Agreement and MOA, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. The interest of Rio Tinto, Turquoise Hill and OTLLC and the interests of the Company's other shareholders are not necessarily aligned and there can be no assurance that Rio Tinto, Turquoise Hill or OTLLC will exercise its rights or act in a manner that is consistent with the best interests of the Company's other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée's ability to realize the full economic benefits of its interest in the Entrée/Oyu Tolgoi JV Property, which could affect its results of operations and financial condition as well as the Company's share price.

***Entrée may be subject to risks inherent in legal proceedings.***

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée's ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and/or outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée's financial position and results of operations, and on Entrée's business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée's business, financial condition and results of operations and Entrée's assets and prospects as well as the Company's share price.

***On February 27, 2013, Entrée received Notice from MRAM regarding the Entrée/Oyu Tolgoi JV's mining licences.***

On February 27, 2013, Notice was delivered to Entrée by MRAM that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

The Earn-In Agreement requires OTLLC to enter into a form of joint venture agreement that bestows upon it certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC's obligations under the Earn-In

Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto's ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation. This would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company's share price.

***Entrée may be unable to enforce its legal rights in certain circumstances.***

In the event of a dispute arising at or in respect of Entrée's foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée's inability to enforce its contractual rights, may have a material adverse impact on Entrée's business, assets, prospects, financial condition and results of operation as well as the Company's share price.

***Entrée's rights to use and access certain land area could be adversely affected by the application of Mongolia's Resolution 81, Resolution 140 or Resolution 175.***

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for "state special needs" within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to Shivee West, Entrée's right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

***Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée's business.***

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Entrée's decision as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée's future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company's share price.

## Risks Associated With The Development of the Oyu Tolgoi Project.

The Entrée/Oyu Tolgoi JV Property forms part of the Oyu Tolgoi project. As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

***There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including the Hugo North Extension and Heruga deposits.***

Further development of the Oyu Tolgoi project depends upon OTLLC's ability to obtain a reliable source of funding. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC's ability to secure project financing.

Although Turquoise Hill announced on December 14, 2015, that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies, the facility will not be drawn down until OTFS 2015 is completed, all necessary permits for underground development have been secured, and the boards of Turquoise Hill, Rio Tinto and OTLLC have approved a formal 'notice to proceed'. The facility is also subject to satisfaction of certain conditions precedent typical for a financing of this nature.

In the event the facility is not drawn down or the conditions precedent are not satisfied, there can be no assurance that Turquoise Hill, Rio Tinto or OTLLC will continue to pursue project financing for the Oyu Tolgoi project, or that Oyu Tolgoi project financing will be available within the time frame required to permit development of the underground mine within current cost estimates, on schedule or at all.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for future phases of the Oyu Tolgoi project.

***The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.***

OTLLC's estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including the portion that Entrée is responsible for, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company's share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project underground mine. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour, the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up, which may cause delays in commencement or expansion of mineral production. In particular, development of the Oyu Tolgoi project underground mine, including Lift 1 of the Hugo North Extension deposit, continues to be halted until OTFS 2015 is completed and all necessary permits for the development of the underground mine have been secured, and the boards of Turquoise Hill, Rio Tinto and OTLLC have approved a formal 'notice to proceed'. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

***The Oyu Tolgoi Investment Agreement and Mine Plan include a number of future covenants that may be outside of the control of the investors to perform.***

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company's share price.

The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Such sources of power may not be available or may be available upon commercial terms that are less advantageous than those available from other potential power suppliers. Despite Turquoise Hill and Rio Tinto's best efforts, such an obligation is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

## Risks Associated With the Amended Funding Agreement

*In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.*

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including not requiring Entrée to refund cash. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Funding Agreement with Sandstorm, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

*Certain events outside of Entrée's control may be an event of default under the Amended Funding Agreement.*

If an event of default occurs under the Amended Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée's control, including a full expropriation of Entrée's economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée's business, financial condition, assets and prospects, and on the Company's share price.

*Short term fluctuations in mineral prices may expose the Company to trading losses.*

Under the Amended Funding Agreement, the Company agreed to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company's production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

**Risks Associated With Mining**

***Resource and reserve estimates, including estimates for the Hugo North Extension, Heruga, Ann Mason and Blue Hill deposits, are estimates only, and are subject to change based on a variety of factors.***

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy.  Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed.  Actual mineralization or formations may be different from those predicted.  It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change.  Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site.  Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations.  Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources.  Should such reductions occur, the discontinuation of development or production might be required.  The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles.  The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources.  The estimates in the Company's disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work.  Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates.  Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company's share price.

***Mineral prices are subject to dramatic and unpredictable fluctuations.***

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum.  The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée's control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia's economies.  Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée's exploration projects, cannot accurately be predicted.  Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities.  Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources.  These factors could have an adverse impact on Entrée's future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company's share price.

***Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of any mineral reserves will be established on any of the exploration properties in commercially exploitable quantities.***

Mineral reserves have been established on the Hugo North Extension deposit in Mongolia. Mineral resources have been outlined on the Hugo North Extension and Heruga deposits in Mongolia and the Ann Mason and Blue Hill deposits in Nevada.  Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and the property is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit or recover all of the funds that it has expended on exploration.

Development of a mineral property is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of the exploration properties in which Entrée has an interest.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production.  The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved.  The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection.  Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.  There is no assurance that exploration properties in which Entrée has an interest contain any mineral reserves and that funds that Entrée spends on exploration will not be lost.

***There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any required permits.***

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Entrée or its joint venture partners will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs.  If required permits cannot be obtained or maintained, Entrée or its joint venture partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée's business could fail.

***Entrée is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent.  Non-compliance with such regulations could materially adversely affect Entrée.***

Entrée's operations are subject to environmental regulations in the various jurisdictions in which it operates. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée's operations.  Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties.  Government approvals and permits are also often required in connection with various aspects of Entrée's operations.  To the extent that such approvals are required and not obtained, Entrée may be delayed or prevented from proceeding with planned exploration or development of its mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor's office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded.  Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

In the United States, exploration companies are required to apply to federal and state authorities for a work permit that specifically details the proposed work program.  A reclamation bond based on the amount of surface disturbance may be requested prior to the issuance of the appropriate permit.

***There can be no assurance that the interest held by Entrée in resource properties is free from defects.***

While Entrée has investigated title to its mining licences and property claims, Entrée's title to its resource properties may be challenged by third parties or the licences that permit Entrée to explore its properties may expire if Entrée fails to timely renew them and pay the required fees.

Entrée cannot guarantee that the rights to explore its properties will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia's Resolution 81, 140 and/or 175 or otherwise.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the mining concessions and mining claims in any of the jurisdictions in which it operates.  There is, however, no guarantee that title to the claims and concessions will not be challenged or impugned in the future.  If Entrée fails to pay the appropriate annual fees or if Entrée fails to timely apply for renewal, then these licences may expire or be forfeit.

***If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Entrée/Oyu Tolgoi JV Property), Entrée will require additional capital and may need to acquire additional lands in order to develop the property into a producing mine.  If Entrée cannot raise this additional capital or acquire additional lands, Entrée will not be able to exploit the resource, and its business could fail.***

If mineral reserves in commercially exploitable quantities are established on any of Entrée's properties (other than the Entrée/Oyu Tolgoi JV Property, in which Entrée has a carried interest), Entrée will be required to expend substantial sums of money to establish the extent of the resource, develop processes to extract it and develop extraction and processing facilities and infrastructure.  Although Entrée may derive substantial benefits from the discovery of a major deposit, there can be no assurance that such a resource will be large enough to justify commercial operations, nor can there be any assurance that Entrée will be able to raise the funds required for development on a timely basis. If Entrée cannot raise the necessary capital or complete the necessary facilities and infrastructure, its business may fail.

Entrée may be required to acquire rights to additional lands in order to develop a mine if a mine cannot be properly located on Entrée's properties. There can be no assurance that Entrée will be able to acquire such additional lands on commercially reasonable terms, if at all.

***Mineral exploration and development is subject to extraordinary operating risks. Entrée does not currently insure against these risks.***

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Entrée's operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Entrée does not currently maintain any insurance coverage against all of these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

***The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring mineral claims. If Entrée cannot continue to acquire properties to explore for mineral resources, Entrée may be required to reduce or cease operations.***

The mineral exploration, development, and production industry is largely unintegrated. Entrée competes with other exploration companies looking for mineral resource properties and the resources that can be produced from them.

Entrée competes with many companies possessing greater financial resources and technical facilities. This competition could adversely affect its ability to acquire suitable prospects for exploration in the future. Accordingly, there can be no assurance that Entrée will acquire any interest in additional mineral resource properties that might yield reserves or result in commercial mining operations.

## Risks Related To Our Company

***Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.***

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations. In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties. Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Entrée/Oyu Tolgoi JV Property is brought into production. Entrée expects to continue to incur significant losses into the foreseeable future. Entrée recognises that if it is unable to generate significant revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations. Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

***The fact that Entrée has not earned any operating revenues since its incorporation may impact its ability to explore certain of its mineral properties or require that exploration be scaled back.***

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the

Entrée/Oyu Tolgoi JV or it is able to identify a mineral reserve in a commercially exploitable quantity on one or more of its mineral properties and it builds and operates a mine.  As at December 31, 2015, Entrée had working capital of approximately $21.8 million.  Entrée's average monthly operating expenses in 2015 were approximately $590,000, including exploration, general and administrative expenses and investor relations expenses.  Entrée has a carried interest on all exploration activity carried out on the Entrée/Oyu Tolgoi JV Property and, due to the nature of Entrée's other mineral property interests, Entrée has the ability to alter its exploration expenditures and, to a lesser extent, its general and administrative expenses.  As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months.  If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources.  While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.  If Entrée cannot raise the money that it needs to continue exploration of its mineral properties, there is a risk that Entrée may be forced to delay, scale back, or eliminate certain of its exploration activities.

***Recent global financial conditions may adversely impact operations and the value and price of the Company's Common Shares.***

Recent global financial and market conditions have been subject to increased volatility.  This increased volatility may impact the ability of Entrée to obtain equity or debt financing in the future and, if obtained, on terms favourable to Entrée.  If these increased levels of volatility and market turmoil continue, Entrée's operations could be adversely impacted and the value and the price of the Company's Common Shares could be adversely affected.

***As a result of their existing shareholdings and OTLLC's right of first refusal, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée's business and affairs.***

Rio Tinto's beneficial shareholdings in the Company, totalling 19.9% of the Company's outstanding Common Shares, potentially give Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée's assets.  In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property.  OTLLC also has a right of first refusal with respect to any proposed disposition by Entrée of an interest in Shivee West, which is not subject to the Entrée/Oyu Tolgoi JV.  The share position in the Company of each of Turquoise Hill and Rio Tinto may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company's Common Shares in the future.

***The Company's Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.***

The Company's Articles contain provisions requiring the Company to indemnify Entrée's officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined.  The Company also has indemnity agreements in place with its officers and directors.  Such limitations on liability may reduce the likelihood of derivative litigation against the Company's officers and directors and may discourage or deter the Company's shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company's shareholders.

***Investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional Common Shares to finance its operations.***

Entrée has never generated revenue from operations, and it is currently without a source of revenue.  The Company will most likely be required to issue additional Common Shares to finance Entrée's operations and, depending on the outcome of the exploration programs, may issue additional Common Shares to finance additional exploration programs on any or all of Entrée's properties or to acquire additional properties.

The Company may also in the future grant to some or all of Entrée's directors, officers, consultants, and employees additional options to purchase Common Shares as non-cash incentives to those persons.  Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company's Stock Option Plan, when the public market is depressed.  The issuance of any equity securities could, and the issuance of any additional Common Shares will, cause the Company's existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors' interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold.  As at December 31, 2015 Entrée had outstanding options exercisable into 13,208,000 Common Shares which, if exercised as at March 30, 2016 would represent approximately 7.97% of its issued and outstanding Common Shares.  If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders.  The dilution may result in a decline in the market price of the Company's Common Shares.

***Earnings and Dividend Record.***

The Company has no earnings or dividend record.  The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future.  The Company's current intention is to apply any future net earnings to increase its working capital.  Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company's Common Shares.  The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

***Conflicts of Interest.***

Certain of Entrée's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties.  Such associations may give rise to conflicts of interest from time to time.  Entrée's directors are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities.  In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count.

***Dependence on Key Management Employees.***

Entrée's ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel.  Its development now, and in the future, will depend on the efforts of key management figures.  The loss of any of these key people could have a material adverse effect on Entrée's business.  Entrée does not currently maintain key-man life insurance on any of its key employees.

*Fluctuations in Currency Exchange Rates.*

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée's financial position and results.

*The Company is subject to anti-corruption legislation.*

The Company is subject to the U.S. Foreign Corrupt Practices Act and other similar legislation, such as Canada's *Corruption of Foreign Officials Act* (collectively, "Anti-Corruption Legislation"), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Entrée's international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Entrée prohibits these practices by its employees and agents. However, Entrée's existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée's ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company's Common Shares.

*The Company believes that it was a passive foreign investment company during 2015, which may have a material effect on U.S. holders.*

The Company believes it was a "passive foreign investment company" ("PFIC") during the year ended December 31, 2015 and may be a PFIC for subsequent tax years, which may have a material effect on United States shareholders ("US Holders"). United States income tax legislation contains rules governing PFICs, which can have significant tax effects on US Holders of foreign corporations. A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The United States federal income tax consequences to a US Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such US Holder makes an election to treat the Company as a "qualified electing fund" or "QEF" under Section 1295 of the Code ("QEF Election") or a mark-to-market election under Section 1296 of the Code ("Mark-to-Market Election"). Additional adverse rules would apply to US Holders for any year the Company is a PFIC and Entrée owns or disposes of shares in another corporation which is a PFIC. However, US Holders should be aware that there can be no assurance that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply US Holders with information that such US Holders require to report under the QEF election rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF election. Thus, US Holders may not be able to make a QEF Election with respect to their Common Shares.

*It may be difficult to enforce judgements or bring actions outside the United States against the Company and certain of its directors.*

The Company is a Canadian corporation and certain of its directors are neither citizens nor residents of the United States. A substantial part of the assets of several of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor: to enforce in courts outside the United States judgements obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and the Company; or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and the Company.

***Increased costs and compliance risks as a result of being a public company.***

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002*,* as amended ("Sarbanes-Oxley"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the NYSE MKT and the TSX in the future. These rules and regulations have significantly increased the Company's legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators ("NI 52-109"), and the continued listing standards of the NYSE MKT and the TSX. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company's operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company's internal controls over financial reporting or the Company's independent auditors providing an adverse opinion regarding management's assessment. Any such result could cause investors to lose confidence in the Company's reported financial information, which could have a material adverse effect on the trading price of the Company's Common Shares. Any failure to comply with the continued listing standards of the NYSE MKT or the TSX, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its board of directors or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company's ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company's Common Shares to decrease.

## DIVIDENDS

The Company has not declared any dividends on its Common Shares since its inception on July 19, 1995.  There is no restriction in the Company's Articles that will limit its ability to pay dividends on its Common Shares.  However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

## CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 147,330,917 were issued and outstanding at December 31, 2015 and 152,519,521 were issued and outstanding at March 30, 2016. Each Common Share is entitled to one vote.  All Common Shares of the Company rank equally as to dividends, voting power and participation in assets.  No Common Shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company's Articles.

## MARKET FOR SECURITIES

The Company's Common Shares were traded on the TSX Venture Exchange until April 24, 2006.  On April 24, 2006 the Company began trading on the TSX.  The Company's symbol is "ETG" and its CUSIP number is 29383-100.  The Company's Common Shares are also traded on the NYSE MKT under the symbol "EGI" and on the Frankfurt Stock Exchange under the symbol "EKA" (WKN:121411).

**Trading History**

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by the TSX) and the NYSE MKT (as reported by NYSE MKT):

| TSX Trading Data 2015 | | | |
|---|---|---|---|
| | High Cdn$ | Low Cdn$ | Close Cdn$ | Volume |
| January | 0.26 | 0.20 | 0.22 | 818,883 |
| February | 0.24 | 0.19 | 0.20 | 655,407 |
| March | 0.24 | 0.18 | 0.23 | 427,880 |
| April | 0.66 | 0.20 | 0.55 | 3,702,686 |
| May | 0.61 | 0.41 | 0.44 | 1,377,040 |
| June | 0.51 | 0.38 | 0.39 | 416,830 |
| July | 0.45 | 0.30 | 0.36 | 252,688 |
| August | 0.42 | 0.30 | 0.37 | 680,664 |
| September | 0.53 | 0.29 | 0.40 | 1,414,641 |
| October | 0.44 | 0.32 | 0.33 | 1,022,070 |
| November | 0.38 | 0.31 | 0.34 | 386,348 |
| December | 0.34 | 0.28 | 0.29 | 282,638 |

| NYSE MKT Trading Data 2015 | | | |
|---|---|---|---|
| | High $ | Low $ | Close $ | Volume |
| January | 0.21 | 0.16 | 0.17 | 1,215,809 |
| February | 0.19 | 0.16 | 0.17 | 1,186,601 |
| March | 0.19 | 0.08 | 0.17 | 1,227,016 |
| April | 0.50 | 0.15 | 0.47 | 5,629,412 |
| May | 0.51 | 0.33 | 0.35 | 2,377,266 |
| June | 0.40 | 0.31 | 0.31 | 938,703 |
| July | 0.35 | 0.22 | 0.27 | 766,112 |
| August | 0.32 | 0.23 | 0.29 | 628,381 |
| September | 0.40 | 0.22 | 0.30 | 1,121,636 |
| October | 0.37 | 0.24 | 0.28 | 1,122,198 |
| November | 0.28 | 0.24 | 0.25 | 498,312 |
| December | 0.26 | 0.20 | 0.21 | 710,555 |

The closing price of the Company's Common Shares as reported by the TSX on December 31, 2015 was C$0.29.

The Company's Common Shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company's Common Shares.

On December 31, 2015, the shareholders' list for the Company's Common Shares showed 1,233 registered shareholders and 147,330,917 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 1,670,000 Common Shares were granted. The following table outlines the details of each grant:

| Number of Options | Exercise Price (CDN$) | Grant Date |
|---|---|---|
| 100,000 | $0.38 | July 13, 2015 |
| 500,000 | $0.35 | November 16, 2015 |
| 1,070,000 | $0.33 | December 4, 2015 |

## ESCROWED SECURITIES

There were no escrowed securities at December 31, 2015.

## DIRECTORS AND OFFICERS

The Company's Board consisted of six directors as at December 31, 2015. The term of office for each director expires at the next annual general meeting following his or her election or appointment. The following is a brief account of the education and business experience of each director and executive officer, indicating each person's principal occupation during the last five years.

### *The Rt. Honourable Lord Howard of Lympne, Non-Executive Chairman and Director*

The Rt. Honourable Lord Howard of Lympne has been a director of the Company since May 16, 2007, served as the Company's non-executive Deputy Chairman between May 16, 2007 and June 27, 2013 and was appointed non-executive Chairman on June 27, 2013.

He is the former leader of the Conservative Party in Britain, a distinguished lawyer, and served as a Member of Parliament in Britain for 27 years. He filled many government posts, including Home Secretary, Secretary of State for Employment and Secretary of State for the Environment, as well as Shadow Foreign Secretary and Shadow Chancellor. After his retirement from the House of Commons at the 2010 General Election, Lord Howard was created a Life Peer. He was created a Companion of Honour in the Queen's Birthday Honours List, 2011. Lord Howard is also senior non-executive director of Watchstone Group plc.

### *James Harris, Director*

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company's non-executive Chairman between March 15, 2006 and June 27, 2013 and served as the Company's non-executive Deputy Chairman between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years' experience in Canada and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors' Education Program of the Institute of Corporate Directors and is an Institute accredited Director. Mr. Harris has also completed a graduate course in business at the London School of Economics.

### *Mark Bailey, Director*

Mr. Bailey has been a director of the Company since June 28, 2002.

Mr. Bailey is a mining executive and registered professional geologist with 39 years of industry experience. Between 1995 and 2012, he was the President and Chief Executive Officer of Minefinders Corporation Ltd. ("Minefinders"), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp.  Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals.  Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC.  Mr. Bailey is currently a director of Northern Lion Gold Corp. and Dynasty Metals and Mining Inc.

### Alan Edwards, Director

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 30 years of diverse mining industry experience.  He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance).  Mr. Edwards is currently the President of AE Consulting, a Colorado based company.  Mr. Edwards is the non-executive Chairman of the Board of AQM Copper Inc., and is a director of Americas Silver Corporation. He served as the non-executive Chairman of the Board of AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015, and as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He served as President and Chief Executive Officer of Copper One Inc. from 2009 to 2011, as President and Chief Executive Officer of Frontera Copper Corporation from 2007 to 2009, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation from 2004 to 2007, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

### Gorden Glenn, Director

Mr. Glenn has been a director of the Company since June 18, 2012.

Mr. Glenn has over 27 years of mining, exploration and investment banking experience.  He has been the Chairman of Geodex Minerals Ltd. since November 2014 and was appointed its Interim President and Chief Executive Officer in May 2015. Geodex Minerals is a Canadian-based resource company with a focus on gold trading and the consolidation of specialty metals projects in Latin America and internationally. He has been the Chief Executive Officer and President of Minnova Corp. since July 2012 and also serves as Minnova's Chairman. Minnova is an emerging Canadian gold producer focused on re-starting the PL Mine and expanding gold resources on its PL and Nokomis gold deposits in Manitoba. Between December 2011 and April 2012, Mr. Glenn served as Chief Executive Officer and a director of AMR Mineral Metal Inc.  Prior to that, Mr. Glenn was the Managing Director of Mining Investment Banking for Desjardins Securities.

### Anna Stylianides, Director

Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.

Ms. Styliandes is currently the Executive Co-Chairman of Eco Oro Minerals Corp., a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and a director of Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

### Stephen Scott, Interim Chief Executive Officer

Mr. Scott was appointed to the position of Interim Chief Financial Officer on November 16, 2015.

Mr. Scott has more than twenty five years global experience in all mining industry sectors. Most recently he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, he held various global executive positions with Rio Tinto and currently serves on the board of directors of a number of public and private mining companies.

### Bruce Colwill, Chief Financial Officer

Mr. Colwill was appointed to the position of Chief Financial Officer on February 1, 2011.

Mr. Colwill has over 20 years of experience with public and private companies, in a variety of sectors including oil and gas, biotech, financial services and manufacturing. Most recently, Mr. Colwill served as Chief Financial Officer of Transeuro Energy Corp., a public oil and gas company and acted as a financial consultant to private and public companies. Between 2001 and 2009, Mr. Colwill served as Chief Financial Officer of Neuromed Pharmaceuticals Ltd. Mr. Colwill began his career with KPMG, first in Canada and then in Poland. Mr. Colwill is a Chartered Accountant and a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia. Mr. Colwill holds a BBA from Simon Fraser University.

### Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008). She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements. Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia, and is a member of the Law Society of British Columbia.

### Robert Cinits, Vice President, Corporate Development

Mr. Cinits has been the Company's Vice President, Corporate Development since January 1, 2014. Prior to that, he was the Company's Vice President, Technical Services from June 27, 2013 to December 31, 2013, and the Company's Director of Technical Services from July, 2011 to June 26, 2013.

Mr. Cinits has extensive experience in project management and development and geological consulting. Prior to joining the Company, Mr. Cinits was the Chief Operating Officer for MinCore Inc., a private, Toronto-based exploration company with projects in Sinaloa, Mexico, from 2007 to 2011. From 2003 through 2006, Mr. Cinits worked for AMEC as the Manager of Geology and Mining for the Lima Peru office. He was involved in numerous feasibility and prefeasibility studies, as well as PEAs, resource estimates and mine and project audits/reviews throughout South America and other locations worldwide. Mr. Cinits has also worked for several consulting groups and junior mining companies since 1985. Mr. Cinits holds a Bachelor of Science degree in Geology from the

University of Toronto and is a member of the Association of Professional Engineers and Geoscientists of British Columbia and the Society of Economic Geologists.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2015.

| Name and municipality of residence | No. of Common Shares beneficially owned, directly or indirectly, or controlled[1]. | No. of securities held on a fully-diluted basis | |
|---|---|---|---|
| Mark Bailey[2]<br>Arizona<br>U.S.A. | 392,922 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 392,922<br>0<br>580,000<br>**972,922** |
| James Harris[3]<br>British Columbia<br>Canada | 443,062 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 443,062<br>0<br>680,000<br>**1,123,062** |
| Rt. Honourable Lord Howard of Lympne<br>London, UK | 128,800 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 128,800<br>0<br>780,000<br>**908,800** |
| Alan Edwards[4]<br>Arizona<br>U.S.A | 108,000 | Shares:<br>Warrants<br>Stock options<br>**Total[5]:** | 108,000<br>0<br>680,000[5]<br>**788,000** |
| Gorden Glenn[6]<br>Ontario<br>Canada | 0 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 0<br>0<br>605,000<br>**605,000** |
| Anna Stylianides[7]<br>California<br>U.S.A. | 0 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 0<br>0<br>175,000<br>**175,000** |
| Stephen Scott<br>British Columbia<br>Canada | 0 | Shares:<br>Warrants<br>Stock options<br>**Total:** | 0<br>0<br>500,000<br>**500,000** |
| Bruce Colwill<br>British Columbia<br>Canada | 25,700 | Shares:<br>Warrants<br>Stock options<br>**Total[8]:** | 25,700<br>0<br>1,375,000[8]<br>**1,400,700** |
| Robert Cinits<br>British Columbia<br>Canada | 0 | Shares:<br>Warrants:<br>Stock Options:<br>**Total:** | 0<br>0<br>1,060,000<br>**1,060,000** |
| Susan McLeod<br>British Columbia<br>Canada | 9,500 | Shares:<br>Warrants:<br>Stock options:<br>**Total:** | 9,500<br>0<br>985,000<br>**994,500** |

(1)     Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding securities.

(2)     Member of the Compensation Committee (chair), Audit Committee and Technical Committee.

(3)     Member of the Corporate Governance and Nominating Committee (chair) and Compensation Committee.

(4)     Member of the Technical Committee (chair), Compensation Committee and Corporate Governance and Nominating Committee.

(5)     100,000 of these options with an exercise price of C$2.94 expired on March 8, 2016.

(6)     Member of the Audit Committee (chair), Compensation Committee and Technical Committee.

(7)     Member of the Audit Committee and Corporate Governance and Nominating Committee.

(8)     200,000 of these options with an exercise price of C$3.47 expired on January 4, 2016.

To the best of the Company's knowledge as at December 31, 2015, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 1,107,984 Common Shares (not including Common Shares issuable upon exercise of stock options) representing 0.75% of the then outstanding Common Shares.

**Cease Trade Orders, Bankruptcies, Penalties or Sanctions**

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. ("Oracle") until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle's lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

**Standing Committees of the Board of Directors**

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

**Audit Committee**

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members.  The members of the Audit Committee are Gorden Glenn (chair), Mark Bailey and Anna Stylianides. All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company's financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company's financial statements, monitoring the independence and performance of the Company's external auditors and acting as a liaison between the Board and the Company's auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management's discussion and analysis and news releases with respect to the Company's financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies, and evaluating the performance of the Company's auditors. The Audit Committee communicates directly with the Company's external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

*Audit Fees*

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

|  | **2015 (US$)** | **2014 (US$)** |
|---|---|---|
| Audit Fees[1] | $36,127 | $51,720 |
| Audit Related Fees[2] | $11,778 | $19,393 |
| Tax Fees[3] | $Nil | $Nil |
| All other fees[4] | $10,838 | $Nil |
| **Total:** | $58,743 | $71,113 |

(1)   Audits of the Company's consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)   Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company's quarterly financial statements that are not included in *Audit Fees*.

(3)   Tax compliance, taxation advice and tax planning for international operations.

(4)   Surplus calculations for Entrée LLC for the years 2003 to 2014.

**Compensation Committee**

The Compensation Committee is comprised of four directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members.  The members of the Compensation Committee are: Mark Bailey (chair), Alan Edwards, Gorden Glenn and James Harris.

The primary objective of the Compensation Committee is to discharge the Board's responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company's Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

**Corporate Governance and Nominating Committee**

The Corporate Governance and Nominating Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for nominating committee members. The Corporate Governance and Nominating Committee: (1) assists the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommends to the Board the director nominees for the next annual meeting of shareholders; (2) assists the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommends to the Board qualified individuals to fill any such vacancy; and (3) recommends to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are: James L. Harris (chair), Alan Edwards and Anna Stylianides.

**Technical Committee**

The members of the Technical Committee consist of Alan Edwards (chair), Mark Bailey and Gorden Glenn, each of whom, in the judgement of the Board, is independent.  The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company's mining properties, programs, budgets, and other related activities and the administration thereof.

**Potential Conflicts of Interest**

Certain of Entrée's officers and directors may be or become associated with other natural resource companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. Directors are required by law to act honestly and in good faith with a view to Entrée's best interests and to disclose any interest which they may have in any of Entrée's projects or opportunities. In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his interest and abstain from voting on such matter or, if he does vote, his vote does not count. In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

## PROMOTERS

Not applicable.

## LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable.

## INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, which provides for a 17% reduction in the metal credits that the Company is required to sell and deliver to Sandstorm under the 2013 Agreement. In return, the Company refunded 17% of the Deposit by paying $5.5 million in cash and issuing $1.3 million of Common Shares (thereby reducing the Deposit to $33.2 million). At closing, the parties entered into the Amended Funding Agreement. See "Business of Entrée – Amended and Restated Equity Participation and Funding Agreement" above.

The transaction closed on March 1, 2016. Pursuant to the Agreement to Amend, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per share. The price was calculated using the volume weighted average price of the Company's Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend. Following closing, Sandstorm holds 22,985,746 Common Shares, or 15.07% of the outstanding Common Shares of the Company.

The Agreement to Amend is a related party transaction as that term is defined in Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions* ("MI 61-101") by virtue of the fact that Sandstorm beneficially owns Common Shares of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding Common Shares. The Company relied on exemptions from the formal valuation and minority approval requirements set out in MI 61-101 based on a determination that neither the fair market value of the partial refund or the amendments (including, without limitation, the reduction in deliverable metal credits), exceeds 25% of the Company's market capitalization. The Agreement to Amend was approved by the Board, which is entirely comprised of independent directors, with one director dissenting.

## TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company. Their address is 3$^{rd}$ Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone: (604) 689-9853, Facsimile: (604) 689-8144.

## MATERIAL CONTRACTS

1.  *Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.*

    See "Description of the Business – Agreements with Sandstorm – Amended and Restated Equity Participation and Funding Agreement" above.

2.  *Joint Venture Agreement effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).*

    Pursuant to Earn-In Agreement, a joint venture was formed on June 30, 2008 and the parties were required to enter into a joint venture agreement in the form attached to the Earn-In Agreement as Appendix A (the "Joint Venture Agreement").

    The Joint Venture Agreement contains provisions governing the parties' activities on the Entrée/Oyu Tolgoi JV Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée/Oyu Tolgoi JV Property.

3.  *Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.*

    Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 metres on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration. OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Joint Venture Agreement. The Joint Venture Agreement was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination. Those parts include provisions related to the Joint Venture Agreement, title, tenure and related matters and arbitration.

## INTEREST OF EXPERTS

Entrée's auditor is Davidson & Company LLP, Chartered Accountants, in Vancouver, British Columbia. The Corporation's audited consolidated financial statements as at and for the years ended December 31, 2015 and 2014 have been filed under National Instrument 51-102 – *Continuous Disclosure Obligations* in reliance on the report of Davidson & Company, independent registered chartered accountants, given on their authority as experts in auditing and accounting. Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Institute of Charted Accountants of British Columbia.

OreWin Pty Ltd prepared the LHTR16, which forms the basis of the scientific and technical disclosure regarding the Entrée/Oyu Tolgoi JV Property, a copy of which is available on SEDAR at www.sedar.com. Bernard Peters, B.Eng. (Mining), FAusIMM, is the QP with overall responsibility for the preparation of LHTR16 and the mineral reserves in LHTR16. In addition, Mr. Peters approved the technical information regarding the Entrée/Oyu Tolgoi JV Property in this AIF. To the knowledge of the Company, OreWin Pty Ltd and its designated professionals including, without limitation, Bernard Peters and Sharron Sylvester, as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

AGP Mining Consultants Inc., Amec Foster Wheeler Americas Limited and Porcupine Engineering Services prepared the 2015 PEA, which forms the basis of the scientific and technical disclosure regarding the Ann Mason Project, a copy of which is available on SEDAR at www.sedar.com.  To the knowledge of the Company, each of AGP Mining Consultants Inc., Amec Foster Wheeler Americas Limited, and Porcupine Engineering Services, and their respective designated professionals, as a group beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares.

Robert Cann, P. Geo, a consulting geologist and the Company's former Vice President, Exploration, is an author of LHTR16. Mr. Cann owns 66,125 Common Shares of the Company and holds options to purchase 825,000 Common Shares.

Robert Cinits, P. Geo, the Company's Vice President, Corporate Development, approved the technical information in this AIF (other than the technical information approved by Mr. Peters) and the Company's news releases and other disclosure documents.  Mr. Cinits holds options to purchase 1,060,000 Common Shares of the Company.

## ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation is contained in the management information circular for the annual general meeting of the Company's held on June 29, 2015. Additional financial information is contained in the Company's comparative financial statements and MD&A as at and for the years ended December 31, 2015, 2014 and 2013.  Copies of the information circular, financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Company at 1201-1166 Alberni Street, Vancouver, British Columbia V6E 3Z3.

Additional information relating to Entrée Gold Inc. may be found on SEDAR at www.sedar.com.

**APPENDIX**

**TO ANNUAL INFORMATION FORM DATED MARCH 30, 2016**

**ENTRÉE GOLD INC.**

**AUDIT COMMITTEE CHARTER**

As Adopted by the Board of Directors on December 4, 2014

**I.     Purpose of Audit Committee of Entrée Gold Inc. (the "Company")**

The purpose of the Audit Committee (the "Committee") is to:

1.     Assist the Board of Directors of the Company (the "Board") in fulfilling its oversight responsibilities relating to:

(a)     the quality and integrity of the Company's financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)     the appointment, independence, qualifications, and compensation of the Company's independent accountants and review of the audit efforts of the Company's independent accountants; and

(c)     the development and implementation of policies and processes regarding corporate governance matters.

2.     Provide an open avenue of communication between the independent accountants, the Company's financial and senior management and the Board.

3.     Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company's shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company's annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company's financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations.  This is the responsibility of management of the Company and the Company's independent accountants, as well as any advisors employed by the Committee.  Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company's independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities.  Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

## II. Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, is otherwise "unrelated" and satisfies the definition of "independent" as set forth by Rule 10A-3 of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Section 803A of the NYSE MKT Company Guide and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company's securities are listed as in effect from time to time.

Exchange Act Rule 10A-3 requires that each member of the Audit Committee must serve on the Board and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee[1] from the Company, or of the Company's subsidiaries; or (ii) be an affiliate of the Company or any of the Company's subsidiaries.

Because the Company is *currently* a foreign private issuer, the Company may seek to take advantage of the following exemptions from the Rule 10A-3 independence requirements:

1. A non-executive employee of the Company may be exempt from the prohibition of accepting consulting, advisory or other compensatory fees if that employee is elected or named to the Board or Audit Committee pursuant to the Company's governing laws or constating documents, an employee collective bargaining or similar agreement or other home country legal or listing requirement; and

2. An Audit Committee member may be exempt from the prohibition of being an affiliate of the Company if:

    (a) The member is an affiliate of the Company or a representative of such an affiliate;

    (b) The member has only observer status on, and is not a voting member or the chair of the Audit Committee; and

    (c) The member nor the affiliate for which such member is a representative is an executive officer of the Company.

These exemptions are only available to the Company so long as it remains a foreign private issuer as defined by Exchange Act Rule 3b-4(c). If the Company ceases to fall within the definition of a foreign private issuer, the Company must immediately take steps to cure any independence non-compliance within the Audit Committee.[2]

---

[1] Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company.) This exception, however, may be overridden by the NYSE MKT and the Audit Committee should, during its routine evaluation of the effectiveness of this Charter, determine whether this exception still applies.

[2] If the Company elects to take advantage of either these exemptions, the Audit Committee should periodically review its status as a foreign private issuer as defined by Exchange Act Rule 3b-4(c). If the Company ceases to qualify as a foreign private issuer, and the Company's securities are listed on the NYSE MKT, the Company may need to adjust its "independence" criteria to reflect the requirements set forth in Rule 803A of the NYSE MKT Company Guide Rule.

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements. One or more members of the Committee shall be, in the judgment of the Board an "audit committee financial expert" as such term is defined by applicable rules and regulations.

If any executive officer of the Company becomes aware of any material non-compliance with the requirements of Exchange Act Rule 10A-3, the Company must provide notification to the exchange on which its securities are listed.

If any member of the Committee ceases to be "independent", as defined by the applicable securities laws and exchange requirements, including Exchange Act Rule 10A-3, for reasons outside that member's reasonable control, that person, with prompt notice to the exchange on which the Company's securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or one year from the occurrence of the event that caused the member to no longer be independent.

## III.    Authority

The Committee shall have the authority to (i) retain (at the Company's expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company's outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company's filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company's internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company's external auditors to reconcile the Company's financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company's management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company's annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

## IV. Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member's successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an "audit committee financial expert" as a result of the vacancy.

## V. Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

## VI. Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.  A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.  The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.  Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

## VII.    Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.    Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.    To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.    Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.    Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.    Review and approve the issuer's hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.    Inquire of management and the independent accountants and evaluate the effectiveness of the Company's process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company.  Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.    Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.    Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.    Consider and review with the independent accountants, out of the presence of management:

    (a)    the adequacy of the Company's internal controls and disclosure controls including the adequacy of computerized information systems and security;

    (b)    the truthfulness and accuracy of the Company's financial statements; and

    (c)    any related significant findings and recommendations of the independent accountants together with management's responses thereto;

10.    Following completion of the annual audit, review with management and the independent accountants:

    (a)    the Company's annual financial statements and related footnotes;

(b)	the independent accountants' audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants' audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.	Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.	Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.	In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management's responses;

14.	Consider and review with management:

(a)	significant findings during the year and management's responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.	Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company's financial statements, including Management's Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of "pro forma" or "adjusted" information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.	Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company's annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.	Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management's assessment of contingency planning. Review management's plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management's judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.	Review policies and procedures with respect to officers' expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20. Review, with the Company's counsel, any legal, tax or regulatory matter that may have a material impact on the Company's financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21. Evaluate and review with management the Company's guidelines and policies governing the process of risk assessment and risk management;

22. Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23. Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24. Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in Annex A attached to this Charter;

25. Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws; and

26. Perform such other functions consistent with this Charter, the Company's Articles and governing law, as the Committee deems necessary or appropriate.

**ANNEX A**

**PROCEDURES FOR THE SUBMISSION OF
COMPLAINTS AND CONCERNS REGARDING
ACCOUNTING, INTERNAL ACCOUNTING CONTROLS OR
AUDITING MATTERS**

1.  Entrée Gold Inc. (the "Company") has designated its Audit Committee of its Board of Directors (the "Committee") to be responsible for administering these procedures for the receipt, retention, and treatment of complaints received by the Company or the Committee directly regarding accounting, internal accounting controls, or auditing matters.

2.  Any employee or consultant of the Company may on a confidential and anonymous basis submit concerns regarding questionable accounting controls or auditing matters to the Committee by setting forth such concerns in a letter addressed directly to the Committee with a legend on the envelope such as "Confidential" or "To be opened by Committee only". If an employee or consultant would like to discuss the matter directly with a member of the Committee, the employee or consultant should include a return telephone number in his or her submission to the Committee at which he or she can be contacted. All submissions by letter to the Committee can be sent to:

    > Entrée Gold Inc.
    > c/o Audit Committee
    > Attn: Chairperson
    > Suite 1201 - 1166 Alberni St.
    > Vancouver, BC CANADA  V6E 3Z3
    > Canadian Email Address: etgcanada@entreegold.com
    > USA Email Address: etgus@entreegold.com
    > Mongolia Email Address: etgmongolia@entreegold.com

3.  Any complaints received by the Company that are submitted as set forth herein will be forwarded directly to the Committee and will be treated as confidential if so indicated.

4.  At each meeting of the Committee, or any special meetings called by the Chairperson of the Committee, the members of the Committee will review and consider any complaints or concerns submitted by employees as set forth herein and take any action it deems necessary in order to respond thereto.

5.  All complaints and concerns submitted as set forth herein will be retained by the Committee for a period of seven (7) years.